As filed with the Securities and Exchange Commission on March 7, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Perficient, Inc.
(Exact name of registrant as specified in its charter)
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Delaware	74-2853258
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
John T. McDonald
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746
(512) 531-6000
(512) 531-6011 (Fax)
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

J. Nixon Fox III Vinson & Elkins LLP The Terrace 7 2801 Via Fortuna, Suite 100 Austin, Texas 78746-7568 (512) 542-8400 (512) 542-8612 (Fax)	P. Kevin Trautner King & Spalding LLP 1100 Louisiana Street Suite 4000 Houston, Texas 77002-5213 (713) 751-3273 (713) 751-3290 (Fax)
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
      If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit(2)	Price(1)	Registration Fee

Common Stock, par value $0.001 per share	5,787,490 shares	$8.44	$48,846,416	$5,750

(1)	Includes 754,890 shares of common stock to cover over-allotments.

(2)	Estimated solely to compute the amount of the registration fee under Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the common stock reported on the Nasdaq National Market as of March 3, 2005.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED MARCH 7, 2005
PRELIMINARY PROSPECTUS
5,032,600 Shares
Common Stock

        We are offering 4,250,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 782,600 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.
      Our shares of common stock are listed on the Nasdaq National Market under the symbol “PRFT.” The last reported sale price of our common stock on the Nasdaq National Market on March 4, 2005 was $9.06 per share.
       Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$
      We and some of our existing stockholders have granted the underwriters a 30-day option to purchase up to 754,890 additional shares of our common stock at the public offering price, less the underwriting discounts and the commissions, solely to cover over-allotments, if any. In the event the underwriters exercise their over-allotment option, we will not receive any of the proceeds from any shares sold by the selling stockholders.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2005.

Friedman Billings Ramsey	Stifel, Nicolaus & Company
Incorporated
 Roth Capital Partners
                                                      Gilford Securities Incorporated
The date of this prospectus is                     , 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where any offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY
      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”
Perficient, Inc.
      We are a rapidly growing information technology consulting firm serving Global 2000 and midsize companies in the central United States. We help our clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs. We design, build and deliver solutions using a core set of middleware software products developed by our partners. Our solutions enable our clients to operate a real-time enterprise that dynamically adapts business processes and the systems that support them to the changing demands of an increasingly global, Internet-driven and competitive marketplace.
      We are expanding our business through a combination of organic growth and acquisitions. We believe that information technology consulting is a fragmented industry and that there are a substantial number of privately held information technology consulting firms in the central United States that can be acquired on financially accretive terms. We have a track record of successfully identifying, executing and integrating acquisitions that add strategic value to our business. Over the past five years, we have acquired and integrated seven privately held information technology consulting firms, three of which were acquired in 2004.
      We are addressing a large and growing market. Gartner Dataquest, an independent market research firm, projects that growth in middleware software spending, and specifically the integration broker suites, enterprise portal services, application platform suites and message-oriented middleware in which we specialize, will outpace general software spending and increase from approximately $4.33 billion in 2004 to $6.67 billion in 2007, a compound annual growth rate of 15.5%. As companies increase spending on software, their overall spending on services typically also increases, often by a multiple of each dollar spent on software.
      Our competitive strengths include:
      Domain Expertise. Through our experience developing and delivering solutions for more than 380 Global 2000 and midsize companies, we have acquired significant domain expertise in a core set of eBusiness solutions and software platforms. These solutions include eBusiness infrastructure, enterprise portals, ecommerce platforms, ecustomer relationship management and supply chain Web enablement. The platforms on which these solutions are built include IBM WebSphere®, TIBCO® BusinessWorks and Microsoft®.NET.
      Delivery Model and Methodology. We believe our significant expertise enables us to provide high-value solutions through small, expert project teams that deliver measurable results by working collaboratively with clients through a user-centered, technology-based and business-driven solutions methodology. Our eNable Methodology, a unique and proven execution process map we developed, allows for repeatable, high quality services delivery.
      Client Relationships. We have built a track record of quality solutions and client satisfaction through the timely, efficient and successful completion of numerous projects for our clients. As a result, we have established long-term relationships with many of our clients who continue to engage us for additional projects and serve as excellent references for us. In fiscal years 2002 and 2003, and during the nine months ended September 30, 2004, 81%, 85% and 92% of revenue, respectively, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from customers that were clients in the prior year.
      Vendor Partnerships and Endorsements. We have built meaningful partnerships with software vendors, most notably IBM, whose products we use to design and implement solutions for our clients. These partnerships enable us to reduce our cost of sales and sales cycle times and increase win rates through leveraging our partners’ marketing efforts and endorsements. We are a Premier IBM business partner, a TeamTIBCO partner and a Microsoft Gold Certified Partner.
      Geographic Focus. With nine offices spanning the central United States from Houston, Texas, to Detroit, Michigan, we focus on Global 2000 and midsize companies that have a presence in the central United States. We believe this geographic focus helps position us as the provider of choice for companies in the area that seek information technology consulting services and for software vendors that seek consulting firm partners to sell and deliver solutions that use their products.
      Emerging Offshore Capability. Our recently acquired subsidiary, Perficient ZettaWorks, Inc., maintains a small offshore development facility in Bitoli, Macedonia. Through this facility and our partnerships with offshore providers based in India, we are developing implementation tools and project delivery capabilities that we believe will enable us to more efficiently deliver our solutions.
      Our goal is to be the leading independent information technology consulting firm in the central United States.
      To achieve our goal, our strategy is to:

•	grow our relationships with existing and new clients;

•	continue making disciplined acquisitions;

•	expand throughout the central United States;

•	enhance brand visibility;

•	invest in our people and culture;

•	leverage existing, and pursue new, strategic alliances; and

•	use offshore services when appropriate to deliver our solutions.
Recent Developments
      For the fourth quarter ended December 31, 2004, we announced that:

•	revenue from services and software increased 180% to $20.9 million compared to $7.5 million during the fourth quarter of 2003;

•	net income increased 150% to $1.3 million compared to $534,000 during the fourth quarter of 2003; and

•	diluted earnings per share increased 100% to $0.06 per share compared to $0.03 per share during the fourth quarter of 2003.
      In addition, for the year ended December 31, 2004, we announced that:

•	revenue from services and software increased 99% to $56.5 million compared to $28.3 million during 2003;

•	net income increased 273% to $3.9 million compared to $1.1 million during 2003; and

•	diluted earnings per share increased 171% to $0.19 per share compared to $0.07 per share during 2003.

General Information
      We were incorporated in Texas in September 1997 and reincorporated in Delaware in May 1999. Our principal executive offices are located at 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746, and our telephone number is (512) 531-6000. Our website may be visited at www.perficient.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	4,250,000 shares of common stock

Common stock offered by the selling stockholders	782,600 shares of common stock

Common stock to be outstanding after this offering	25,163,532 shares of common stock

Use of proceeds	We intend to use a substantial portion of the net proceeds from this offering for future acquisitions. We will also use a portion of the net proceeds from this offering for repayment of debt, working capital and other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market Symbol	“PRFT”
      Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.
      The number of shares to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2004. This number does not include:

•	6,264,757 shares issuable under our stock option plan, consisting of:

•	6,106,111 shares underlying outstanding options at a weighted average price of $3.06 per share, of which 2,571,033 shares were exercisable; and

•	158,646 shares available for future issuance under our stock option plan.

•	372,140 shares underlying outstanding options granted outside of our stock option plan at a weighted average price of $1.61 per share, all of which were exercisable.

•	513,784 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.73 per share, all of which are exercisable.
      As a result of automatic increases to the shares reserved for issuance under our stock option plan in January of each year, an additional 1,000,000 shares became available for future issuance under our stock option plan on January 1, 2005.
      The terms “Perficient,” “we,” “our” and “us” refer to Perficient, Inc. and its subsidiaries unless the context suggests otherwise. In addition, we refer to our employees as “colleagues” and will use that term in this prospectus.

Summary Consolidated Financial Data
(In thousands, except per share data)
      The summary consolidated financial data as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004 are derived from the unaudited consolidated financial statements that appear in this prospectus. The summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 are derived from the audited consolidated financial statements that appear in this prospectus.
      The pro forma statement of operations data combines the consolidated historical statements of operations of Perficient and of the acquired businesses of Genisys Consulting, Inc., or Genisys, Meritage Technologies, Inc., or Meritage, and ZettaWorks LLC, or ZettaWorks, as if the Genisys, Meritage and ZettaWorks acquisitions had been completed on January 1, 2003. The historical results presented are not necessarily indicative of future results. The pro forma statement of operations data and pro forma balance sheet data excludes the assets and liabilities of ZettaWorks Australia Pty. Ltd., a wholly owned subsidiary of ZettaWorks, that we did not acquire when we acquired the business of ZettaWorks. The pro forma balance sheet data combines the historical balance sheets as if the ZettaWorks acquisition had been completed on September 30, 2004. The as adjusted balance sheet data gives effect upon the closing of this offering to the sale of 4,250,000 shares of common stock, after deducting underwriting discounts and commissions and estimated offering expenses, and application of estimated net proceeds. The pro forma as adjusted consolidated statement of operations data presented eliminates interest expense related to the acquisition line of credit we have with Silicon Valley Bank, which is being repaid with a portion of the net proceeds from this offering, and includes in the computation of earnings per share that number of shares issued in this offering from which we will use the proceeds, net of underwriting discounts and commissions and estimated offering expenses, to repay that line of credit.
      The financial data presented are not directly comparable between periods as a result of the acquisitions of Genisys and Meritage in the nine months ended September 30, 2004 and the acquisitions of Javelin Solutions, Inc., or Javelin, and Primary Webworks, Inc. d/b/a Vertecon, Inc., or Vertecon, in 2002. Revenue and cost of revenue are not directly comparable between periods because revenue and cost of revenue for 2001 are shown net of project related expenses, consisting of reimbursable expenses and other project related expenses. Revenue and cost of revenue were not reclassified for periods ending on or before December 31, 2001 because it was impractical for the individual reimbursable expenses and other project related expenses to be reasonably identified. The characterization of project related expenses for 2001 has no effect on periods beginning after December 31, 2001. In addition, stock compensation expense has been reclassified as part of selling, general and administrative expense for purposes of this presentation.
      You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes.

	Historical					Pro Forma

				Nine Months Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2001	2002	2003	2003	2004	2003	2004

				(Unaudited)		(Unaudited)
Consolidated Statements of Operations Data:
Revenue
Services	$20,416,643	$20,391,587	$24,534,617	$18,381,926	$29,771,852	$66,289,037	$51,448,364
Software	—	402,889	3,786,864	2,462,582	5,793,600	3,786,864	5,793,600
Reimbursable expenses	—	1,655,808	1,870,441	1,385,074	1,658,251	2,840,230	2,157,094

Total revenue	20,416,643	22,450,284	30,191,922	22,229,582	37,223,703	72,916,131	59,399,058
Cost of revenue(1)
Project personnel costs	11,879,224	11,210,272	13,411,762	10,161,342	17,763,263	38,098,232	31,605,082
Software costs	—	343,039	3,080,894	2,084,047	4,898,381	3,080,894	4,898,381
Reimbursable expenses	—	1,655,808	1,870,441	1,385,074	1,658,251	2,843,888	2,145,816
Other project related expenses	—	330,100	453,412	321,056	218,173	2,404,924	1,565,116

Total cost of revenue	11,879,224	13,539,219	18,816,509	13,951,519	24,538,068	46,427,938	40,214,395

Gross margin	8,537,419	8,911,065	11,375,413	8,278,063	12,685,635	26,488,193	19,184,663
Selling, general and administrative	9,001,405	8,567,698	7,993,008	5,873,314	7,585,858	22,683,872	13,905,012
Depreciation	494,586	687,570	670,436	560,543	363,593	1,135,249	546,242
Amortization of intangibles	15,312,280	1,285,524	610,421	554,170	446,320	1,817,921	858,195
Restructuring, severance and other	766,477	579,427	—	—	—	—	—
Impairment charge	26,798,178	—	—	—	—	—	—

Income (loss) from operations	(43,835,507)	(2,209,154)	2,101,548	1,290,036	4,289,864	851,151	3,875,214
Interest income	31,093	17,732	3,286	2,926	1,706	—	—
Interest expense	(122,395)	(203,569)	(285,938)	(199,172)	(82,116)	(515,834)	(268,509)
Other	(1,608)	(53)	(13,459)	(22,197)	22,514	(32,788)	23,134

Income (loss) before income taxes	(43,928,417)	(2,395,044)	1,805,437	1,071,593	4,231,968	302,529	3,629,839
(Provision) benefit for income taxes	42,261	—	(755,405)	(555,405)	(1,655,338)	(1,851,996)	(1,420,508)

Net income (loss)	$(43,886,156)	$(2,395,044)	$1,050,032	$516,188	$2,576,630	$(1,549,467)	$2,209,331

Beneficial conversion charge on preferred stock	—	(1,672,746)	—	—	—	—	—
Accretion of dividends on preferred stock	—	(163,013)	(157,632)	(138,025)	—	(157,632)	—

Net income (loss) available to common stockholders	$(43,886,156)	$(4,230,803)	$892,400	$378,163	$2,576,630	$(1,707,099)	$2,209,331

	Historical					Pro Forma

				Nine Months Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2001	2002	2003	2003	2004	2003	2004

				(Unaudited)		(Unaudited)
Basic net income (loss) per share(2)	$(7.01)	$(0.46)	$0.08	$0.04	$0.15	$(0.10)		$0.11

Diluted net income (loss) per share	$(7.01)	$(0.46)	$0.07	$0.04	$0.13	$(0.10)		$0.10

Shares used in computing basic net income (loss) per share(2)	6,261,053	9,173,657	11,364,203	10,683,958	17,013,579	16,763,040		20,096,827

Shares used in computing diluted net income (loss) per share	6,261,053	9,173,657	15,306,151	14,727,460	19,904,355	16,763,040		22,932,116

Pro Forma As Adjusted:
Interest expense						$	$
Income (loss) before income taxes

(Provision) benefit for income taxes						$	$
Net income (loss)

Net income (loss) available to common stockholders						$	$

Basic net income (loss) per share(2)						$	$

Diluted net income (loss) per share						$	$

Shares used in computing basic net income (loss) per share(2)

Shares used in computing diluted net income (loss) per share

(1)	Exclusive of depreciation shown separately below gross margin.

(2)	In accordance with the transition provisions of the Emerging Issues Task Force (EITF) 03-06 “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share” our basic net income per share and shares used in computing basic net income per share for year 2003 will be conformed for current period presentation in our annual Form 10-KSB for the year ended December 31, 2004 when filed. The impact of the adoption of this pronouncement is shown retroactively for all periods presented.

	As of September 30, 2004

	(Unaudited)
			As
	Actual	Pro Forma	Adjusted

Balance Sheet Data:
Cash	$2,786,639	$1,268,650	$
Working capital	7,791,756	7,394,819
Total assets	47,039,098	58,435,379
Current portion of long term debt	815,471	815,471
Long term debt, net of current portion	2,145,949	3,645,949
Stockholders’ equity	34,798,171	42,589,627

RISK FACTORS
      You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our common stock. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.
Risks Related to Our Business
Prolonged economic weakness in the Internet software and services market could adversely affect our business, financial condition and results of operations.
      The market for Internet software and services has changed rapidly over the last six years. The market for Internet software and services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Market demand for Internet software and services began to stabilize and improve throughout 2003 and 2004, but this trend may not continue. Our future growth is dependent upon the demand for Internet software and services, and, in particular, the information technology consulting services we provide. Demand and market acceptance for Internet services are subject to a high level of uncertainty. Prolonged weakness in the Internet software and services industry has caused in the past, and may cause in the future, business enterprises to delay or cancel information technology projects, reduce their overall budgets and/or reduce or cancel orders for our services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins. If companies cancel or delay their business and technology initiatives or choose to move these initiatives in-house, our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to attract and retain information technology consulting professionals, which could affect our ability to compete effectively.
      Our business is labor intensive. Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate, manage and effectively utilize highly skilled information technology consulting professionals. Additionally, our technology professionals are primarily at-will employees. Failure to retain highly skilled technology professionals would impair our ability to adequately manage, staff and implement our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.
Our success will depend on retaining our senior management team and key personnel.
      Our industry is highly specialized and the competition for qualified management and key personnel is intense. We expect this to remain so for the foreseeable future. We believe that our success will depend on retaining our senior management team and key technical and business consulting personnel. Retention is particularly important in our business as personal relationships are a critical element of obtaining and maintaining strong relationships with our clients. If a significant number of these individuals stop working for us, our level of management, technical, marketing and sales expertise could diminish. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled sales, technical, business consulting, marketing and management personnel. These individuals would be difficult to replace, and losing them could seriously harm our business.
We may have difficulty in identifying and competing for strategic acquisition and partnership opportunities.
      Our business strategy includes the pursuit of strategic acquisitions. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us, or at all. If we fail to identify and successfully complete these transactions, our competitive position and our growth prospects could be adversely affected. In addition, we may face competition from other companies with significantly greater resources for acquisition candidates, making it more difficult for us to acquire suitable companies on favorable terms.
Pursuing and completing potential acquisitions could divert management’s attention and financial resources and may not produce the desired business results.
      We do not have specific personnel dedicated to pursuing and making strategic acquisitions. As a result, if we pursue any acquisition, our management could spend a significant amount of time and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced and the interest on any debt financing could adversely affect our results of operations. From an accounting perspective, an acquisition may involve amortization or the write-off of significant amounts of intangible assets that could adversely affect our results of operations.
      Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the anticipated revenues, earnings or business synergies for a variety of reasons, including:

•	difficulties in the integration of the technologies, services and personnel of the acquired business;

•	the failure of management and acquired services personnel to perform as expected;

•	the risks of entering markets in which we have no, or limited, prior experience;

•	the failure to identify or adequately assess any undisclosed or potential legal liabilities of the acquired business;

•	the failure of the acquired business to achieve the forecasts we used to determine the purchase price; or

•	the potential loss of key personnel of the acquired business.
      These difficulties could disrupt our ongoing business, distract our management and colleagues, increase our expenses and materially and adversely affect our results of operations.
The market for the information technology consulting services we provide is competitive, has low barriers to entry and is becoming increasingly consolidated, which may adversely affect our market position.
      The market for the information technology consulting services we provide is competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market and therefore new entrants may compete with us in the future. For example, due to the rapid changes and volatility in our market, many well-capitalized companies, including some of our partners, that have focused on sectors of the Internet software and services industry that are not competitive with our business may refocus their activities and deploy their resources to be competitive with us.
      Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. We currently compete with regional and national information technology consulting firms, and, to a limited extent, offshore service providers and in-house information technology departments. Many of the larger regional and national information technology consulting firms have substantially longer operating histories, more established reputations and potential partner relationships, greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. We may face increasing competitive pressures from these competitors as the market for Internet software and services continues to grow. This may place us at a disadvantage to our competitors, which may harm our ability to grow, maintain revenue or generate net income.
      In recent years, there has been substantial consolidation in our industry, and we expect that there will be significant additional consolidation in the near future. As a result of this increasing consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than we have. We believe that this competition could have a significant negative effect on our marketing, distribution and reselling relationships, pricing of services and products and our product development budget and capabilities. Any of these negative effects could significantly impair our results of operations and financial condition. We may not be able to compete successfully against new or existing competitors.
Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing customer requirements.
      Rapidly changing technology, evolving industry standards and changing customer needs are common in the Internet software and services market. We expect technological developments to continue at a rapid pace in our industry. Technological developments, evolving industry standards and changing customer needs could cause our business to be rendered obsolete or non-competitive, especially if the market for the core set of eBusiness solutions and software platforms in which we have expertise does not grow or if such growth is delayed due to market acceptance, economic uncertainty or other conditions. Accordingly, our success will depend, in part, on our ability to:

•	continue to develop our technology expertise;

•	enhance our current services;

•	develop new services that meet changing customer needs;

•	advertise and market our services; and

•	influence and respond to emerging industry standards and other technological changes.
We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations, including materially reducing our revenue and operating results.
      We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:

•	security;

•	intellectual property ownership;

•	privacy;

•	taxation; and

•	liability issues.

Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations, including reduced net income.
A significant portion of our revenue is dependent upon building long-term relationships with our clients and our operating results could suffer if we fail to maintain these relationships.
      Our professional services agreements with clients are in most cases terminable on 10 to 30 days’ notice. A client may choose at any time to use another consulting firm or choose to perform services we provide through their own internal resources. Accordingly, we rely on our clients’ interests in maintaining the continuity of our services rather than on contractual requirements. Termination of a relationship with a significant client or with a group of clients that account for a significant portion of our revenues could adversely affect our revenues and results of operations.
If we fail to meet our clients’ performance expectations, our reputation may be harmed.
      As a services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality services and integrity. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the number of providers of information technology services. As a result, if a client is not satisfied with our services or does not perceive our solutions to be effective or of high quality, our reputation may be damaged and we may be unable to attract new, or retain existing, clients and colleagues.
We may face potential liability to customers if our customers’ systems fail.
      Our eBusiness integration solutions are often critical to the operation of our customers’ businesses and provide benefits that may be difficult to quantify. If one of our customers’ systems fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, a given insurer might disclaim coverage as to any future claims. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could suffer.
The loss of one or more of our significant software partners would have a material adverse effect on our business and results of operations.
      Our partnerships with software vendors enable us to reduce our cost of sales and increase win rates through leveraging our partners’ marketing efforts and strong vendor endorsements. The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues and adversely affect our results of operations.
      In particular, a substantial portion of our solutions are built on IBM WebSphere platforms and a significant number of our clients are identified through joint selling opportunities conducted with IBM, through sales leads obtained from our relationship with IBM and through a services agreement we have with IBM. Revenue from IBM was approximately 35% of total revenue for the year ended December 31, 2003 and approximately 24% of total revenue for the nine months ended September 30, 2004. The loss of our relationship with, or a significant reduction in the services we perform for IBM would have a material adverse effect on our business and results of operations.

Our quarterly operating results may be volatile and may cause our stock price to fluctuate.
      Our quarterly revenue, expenses and operating results have varied in the past and may vary significantly in the future. In addition, many factors affecting our operating results are outside of our control, such as:

•	demand for Internet software and services;

•	customer budget cycles;

•	changes in our customers’ desire for our partners’ products and our services;

•	pricing changes in our industry;

•	government regulation and legal developments regarding the use of the Internet; and

•	general economic conditions.
As a result, if we experience unanticipated changes in the number or nature of our projects or in our employee utilization rates, we could experience large variations in quarterly operating results and losses in any particular quarter.
Our services revenues may fluctuate quarterly due to seasonality or timing of completion of projects.
      We may experience seasonal fluctuations in our services revenues. We expect that services revenues in the fourth quarter of a given year may typically be lower than in other quarters in that year as there are fewer billable days in this quarter as a result of vacations and holidays. In addition, we generally perform services on a project basis. While we seek wherever possible to counterbalance periodic declines in revenues on completion of large projects with new arrangements to provide services to the same client or others, we may not be able to avoid declines in revenues when large projects are completed. Our inability to obtain sufficient new projects to counterbalance any decreases in work upon completion of large projects could adversely affect our revenues and results of operations.
Our software revenue may fluctuate quarterly, leading to volatility in the price of our stock.
      Our quarterly revenues from sales of third-party software have varied in the past and may vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	the business decisions of our clients regarding the investment in new technology;

•	customer demand in any given quarter; and

•	the stage of completion of existing projects and/or their termination.
      Our software revenue may fluctuate quarterly and be higher in the fourth quarter of a given year as procurement policies of our clients may result in higher technology spending towards the end of budget cycles. This seasonal trend may materially affect our quarter-to-quarter revenues, margins and operating results.
Our overall gross margin fluctuates quarterly based on our services and software revenue mix, which may cause our stock price to fluctuate.
      The gross margin on our services revenue is, in most instances, greater than the gross margin on our software revenue. As a result, our gross margin will be higher in quarters where our services revenue, as a percentage of total revenue, has increased, and will be lower in quarters where our software revenue, as a percentage of total revenue, has increased. In addition, gross margin on software revenue may fluctuate as a result of variances in gross margin on individual software products. Our stock price may be negatively affected in quarters in which our gross margin decreases.

Our services gross margins are subject to fluctuations as a result of variances in utilization rates and billing rates.
      Our services gross margins are affected by trends in the utilization rate of our professionals, defined as the percentage of our professionals’ time billed to customers divided by the total available hours in a period, and in the billing rates we charge our clients. Our operating expenses, including employee salaries, rent and administrative expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in process. If a project ends earlier than scheduled, we may need to redeploy our project personnel. Any resulting non-billable time may adversely affect our gross margins.
      The average billing rates for our services may decline due to rate pressures from significant customers and other market factors, including innovations and average billing rates charged by our competitors. Also, our average billing rates will decline if we acquire companies with lower average billing rates than ours. To sell our products and services at higher prices, we must continue to develop and introduce new services and products that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new services, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.
If we fail to complete fixed-fee contracts within budget and on time, our results of operations could be adversely affected.
      We perform a limited number of projects on a fixed-fee, turnkey basis, rather than on a time-and-materials basis. Under these contractual arrangements, we bear the risk of cost overruns, completion delays, wage inflation and other cost increases. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our results of operations could be adversely affected. We cannot assure you that in the future we will not price these contracts inappropriately, which may result in losses.
We may not be able to maintain our level of profitability.
      Although we have been profitable for the past six quarters, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot assure you of any operating results. In future quarters, our operating results may not meet public market analysts’ and investors’ expectations. If this occurs, the price of our common stock will likely fall.
If we do not effectively manage our growth, our results of operations could be adversely affected.
      Our ability to operate profitably depends largely on how effectively we manage our growth. In order to create the additional capacity necessary to accommodate the demand for our services, we may need to implement a variety of new and upgraded operational and financial systems, procedures and controls, open new offices or hire additional colleagues. Implementation of these new systems, procedures and controls may require substantial management efforts and our efforts to do so may not be successful. The opening of new offices or the hiring of additional colleagues may result in idle or underutilized capacity. We periodically assess the expected long-term capacity utilization of our offices and professionals. We may not be able to achieve or maintain optimal utilization of our offices and professionals. If demand for our services does not meet our expectations, our revenues will not be sufficient to offset these expenses and our results of operations could be adversely affected.
We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002.
      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending December 31, 2005, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2005. Furthermore, our independent registered public accounting firm, BDO Seidman, LLP, will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.
Risks Relating to this Offering and Ownership of Our Common Stock
The trading volume of our common stock has been limited and, as a result, our stock price may fluctuate widely.
      Our common stock is traded on the Nasdaq National Market under the symbol “PRFT.” The trading volume of our common stock has been limited and our stock price has been volatile. Our stock price may continue to fluctuate widely as a result of the limited trading volume, announcements of new services and products by us or our competitors, quarterly variations in operating results, the gain or loss of significant customers, changes in public market analysts’ estimates and market conditions for information technology consulting firms and other technology stocks in general.
      We periodically review and consider possible acquisitions of companies that we believe will contribute to our long-term objectives. In addition, depending on market conditions, liquidity requirements and other factors, from time to time we consider accessing the capital markets. These events may also affect the market price of our common stock.
Our management has broad discretion over the use of proceeds from this offering and may use the proceeds in ways with which you do not agree.
      We estimate the net proceeds of this offering to us to be approximately $          million after deducting underwriting discounts and commissions and estimated offering expenses. Our management will maintain broad discretion to allocate the proceeds of this offering and the failure of management to apply these funds effectively could materially harm our results of operations.
Our officers, directors, and 5% and greater stockholders own a large percentage of our voting securities and their interests may differ from other stockholders.
      Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 26% of the voting power of our common stock. This concentration of ownership of our common stock may make it difficult for our other stockholders to successfully approve or defeat matters that may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our company.
We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute your ownership percentage in our stock.
      Our existing accounts receivable line of credit expires in December 2005 and our term loan acquisition facility advance period expires in June 2005. If we are unable to renew our line of credit, we may need to obtain an alternate debt financing facility. In the future we may decide to raise additional funds through public or private debt or equity financing in order to:

•	take advantage of opportunities, including more rapid expansion or acquisitions of, or investments in, businesses or technologies;

•	develop new services; or

•	respond to competitive pressures.
      Any additional capital raised through the sale of equity will dilute your ownership percentage in our stock. Furthermore, we cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. In that case, our business results would suffer.
It may be difficult for another company to acquire us, and this could depress our stock price.
      Provisions contained in our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of “blank check” preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict some business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.
      In addition, under our agreement with IBM, we have granted IBM a right of first offer and a right to terminate its agreement with us with respect to any transaction involving a change of control of us with a company that has a substantial portion of its business in the web application server product and services market, other than a systems integrator or professional services firm. As a result, a potential acquirer may be discouraged from making an offer to buy us.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in this prospectus that are not purely historical statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in this prospectus.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS
      We estimate that the net proceeds to us from the sale of 4,250,000 shares of our common stock pursuant to this offering, based upon the public offering price of $           per share, will be approximately $      million after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares offered by the selling stockholders.
      We expect to use a substantial portion of the net proceeds from this offering for expansion of our business, including future acquisitions of information technology consulting firms.
      We will also use a portion of the net proceeds from this offering to repay all amounts outstanding under our credit facility with Silicon Valley Bank. Borrowings under the accounts receivable line of credit bear interest at a rate equal to the bank’s prime rate plus 1.00%, or 5.75%, as of December 31, 2004. Borrowings under the acquisition line of credit bear interest at a rate equal to the average four-year U.S. Treasury Note yield plus 3.50%. As of December 31, 2004, the balance outstanding under this acquisition credit facility was $3.8 million, of which $2.3 million was bearing interest at a rate of 7.11%, and $1.5 million was bearing interest at a rate of 6.90%.
      We will use any remaining net proceeds from this offering for working capital and other general corporate purposes. The amounts actually spent by us may vary significantly and will depend upon a number of factors, including our future revenue and the other factors described under “Risk Factors.” Accordingly, our management has broad discretion in the allocation of the net proceeds from this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
      Our common stock is quoted on the Nasdaq National Market under the symbol “PRFT.” Prior to February 2, 2005, our common stock was quoted on the Nasdaq SmallCap Market under the same symbol. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq SmallCap Market prior to February 2, 2005 and on the Nasdaq National Market beginning February 2, 2005.

	High	Low

Year Ending December 31, 2003:
First Quarter	$1.07	$0.50
Second Quarter	1.29	0.55
Third Quarter	3.03	0.94
Fourth Quarter	3.82	2.15
Year Ending December 31, 2004:
First Quarter	$4.32	$2.36
Second Quarter	5.00	3.10
Third Quarter	4.00	2.91
Fourth Quarter	6.96	3.84
Year Ending December 31, 2005:
First Quarter (through March 4, 2005)	$9.29	$6.83
      On March 4, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $9.06 per share. There were approximately 124 stockholders of record of our common stock as of December 31, 2004.
      We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Our credit facility currently prohibits the payment of cash dividends without the prior written consent of Silicon Valley Bank.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2004 on an actual basis, on a pro forma basis and on an as adjusted basis. The pro forma data gives effect to the issuance of 1,193,179 shares to ZettaWorks in our acquisition of the business of ZettaWorks. The as adjusted data gives effect to the sale of 4,250,000 shares of common stock offered by us at the public offering price of $           per share after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds to the repayment of long-term debt. See “Use of Proceeds.”
      Please read this capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus or incorporated by reference into this prospectus.

	As of September 30, 2004

			As Adjusted
			for the
	Actual	Pro Forma	Offering

Cash	$2,786,639	$1,268,650	$

Liabilities:
Current portion of long term debt	$815,471	$815,471	$
Long-term debt, net of current portion	2,145,949	3,645,949

	2,961,420	4,461,420

Stockholders’ equity:
Common stock, $0.001 par value; 40,000,000 shares authorized; 19,267,069 shares issued and outstanding— actual; 20,460,248 issued and outstanding— pro forma; 24,710,248 shares issued and outstanding— as adjusted	19,267	20,457
Additional paid-in capital	92,500,743	100,291,009
Deferred stock compensation	(8)	(8)
Accumulated other comprehensive loss	(63,139)	(63,139)
Accumulated deficit	(57,658,692)	(57,658,692)

Total stockholders’ equity	$34,798,171	$42,589,627	$

Total capitalization	$37,759,591	$47,051,047	$

DILUTION
      Purchasers of common stock in this offering will experience immediate dilution in the net tangible book value of the common stock from the public offering price. As of September 30, 2004, our net tangible book value was approximately $6.3 million, or approximately $0.33 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities of Perficient, divided by the number of shares of common stock outstanding. After giving effect to our acquisition of the business of ZettaWorks, our pro forma net tangible book value as of September 30, 2004 would have been $          , or            per share. After our sale of common stock in this offering at the public offering price of $           per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $           million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$
Net tangible book value per share as of September 30, 2004	$
Pro forma change attributable to acquisition of the business of ZettaWorks	$
Pro forma change attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

      If the underwriters fully exercise their over-allotment option to purchase additional shares in this offering, the net tangible book value per share after this offering will be $           per share, the pro forma change attributable to new investors will be $          and the dilution to new investors will be $           per share.
      The foregoing discussion and tables do not assume exercise of any stock options or warrants after December 31, 2004. As of December 31, 2004, there were 3,263,099 shares of common stock issuable upon exercise of exercisable stock options at a weighted average exercise price of $2.96 per share, 6,264,257 shares of common stock reserved for issuance under our stock option plan and 513,784 shares of common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $5.73 per share, all of which were exercisable. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)
      You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus. The following table sets forth the selected consolidated financial data for each of the fiscal years indicated and for the nine months ended September 30, 2003 and September 30, 2004.
      The pro forma statement of operations data combines the consolidated historical statements of operations of Perficient and of the acquired businesses of Genisys Consulting, Inc., or Genisys, Meritage Technologies, Inc., or Meritage, and ZettaWorks LLC, or ZettaWorks, as if the Genisys, Meritage and ZettaWorks acquisitions had been completed on January 1, 2003. The historical results presented are not necessarily indicative of future results. The pro forma statement of operations data and pro forma balance sheet data excludes the assets and liabilities of ZettaWorks Australia Pty. Ltd., a wholly owned subsidiary of ZettaWorks, that we did not acquire when we acquired the business of ZettaWorks. The pro forma balance sheet data combines the historical balance sheets as if the acquisition of ZettaWorks had been completed on September 30, 2004.
      The financial data presented are not directly comparable between periods as a result of the acquisitions of Genisys and Meritage in the nine months ended September 30, 2004, the acquisitions of Javelin and Vertecon in 2002, and the acquisitions of Compete, Inc., or Compete, LoreData, Inc. and Core Objective, Inc., or Core Objective, in 2000.
      Revenue and cost of revenue are not directly comparable between periods because revenue and cost of revenue for 1999, 2000 and 2001 are shown net of project related expenses, consisting of reimbursable expenses and other project related expenses. Revenue and cost of revenue were not reclassified for periods ended on or before December 31, 2001 because it was impractical for the individual reimbursable expenses and other project related expenses to be reasonably identified. The characterization of project related expenses for 1999, 2000 and 2001 has no effect on periods beginning after December 31, 2001. In addition, stock compensation expense has been reclassified as part of selling, general and administrative expense for purposes of this presentation.

	Historical							Pro Forma

						Nine Months Ended			Nine Months
	Year Ended December 31,					September 30,		Year Ended	Ended
								December 31,	September 30,
	1999	2000	2001	2002	2003	2003	2004	2003	2004

						(Unaudited)		(Unaudited)
Consolidated Statements of Operations Data:
Revenue
Services	$2,647,878	$19,963,759	$20,416,643	$20,391,587	$24,534,617	$18,381,926	$29,771,852	$66,289,037	$51,448,364
Software	—	—	—	402,889	3,786,864	2,462,582	5,793,600	3,786,864	5,793,600
Reimbursable expenses	—	—	—	1,655,808	1,870,441	1,385,074	1,658,251	2,840,230	2,157,094

Total revenue	2,647,878	19,963,759	20,416,643	22,450,284	30,191,922	22,229,582	37,223,703	72,916,131	59,399,058
Cost of revenue(1)
Project personnel costs	1,034,331	9,931,064	11,879,224	11,210,272	13,411,762	10,161,342	17,763,263	38,098,232	31,605,082
Software costs	—	—	—	343,039	3,080,894	2,084,047	4,898,381	3,080,894	4,898,381
Reimbursable expenses	—	—	—	1,655,808	1,870,441	1,385,074	1,658,251	2,843,888	2,145,816
Other project related expenses	—	—	—	330,100	453,412	321,056	218,173	2,404,924	1,565,116

Total cost of revenue	1,034,331	9,931,064	11,879,224	13,539,219	18,816,509	13,951,519	24,538,068	46,427,938	40,214,395

Gross margin	1,613,547	10,032,695	8,537,419	8,911,065	11,375,413	8,278,063	12,685,635	26,488,193	19,184,663
Selling, general and administrative	3,153,560	10,655,652	9,001,405	8,567,698	7,993,008	5,873,314	7,585,858	22,683,872	13,905,012
Depreciation	—	—	494,586	687,570	670,436	560,543	363,593	1,135,249	546,242
Amortization of intangibles	—	12,941,570	15,312,280	1,285,524	610,421	554,170	446,320	1,817,921	858,195
Restructuring, severance, and other	—	—	766,477	579,427	—	—	—	—	—
Impairment charge	—	—	26,798,178	—	—	—	—	—	—

Income (loss) from operations	(1,540,013)	(13,564,527)	(43,835,507)	(2,209,154)	2,101,548	1,290,036	4,289,864	851,151	3,875,214
Interest income	127,518	263,263	31,093	17,732	3,286	2,926	1,706	—	—
Interest expense	(13,380)	(151,086)	(122,395)	(203,569)	(285,938)	(199,172)	(82,116)	(515,834)	(268,509)
Other	—	—	(1,608)	(53)	(13,459)	(22,197)	22,514	(32,788)	23,134

Income (loss) before income taxes	(1,425,875)	(13,452,350)	(43,928,417)	(2,395,044)	1,805,437	1,071,593	4,231,968	302,529	3,629,839
(Provision) benefit for income taxes	20,912	(175,000)	42,261	—	(755,405)	(555,405)	(1,655,338)	(1,851,996)	(1,420,508)

Net income (loss)	$(1,404,963)	$(13,627,350)	$(43,886,156)	$(2,395,044)	$1,050,032	$516,188	$2,576,630	$(1,549,467)	$2,209,331

Beneficial conversion charge on preferred stock	—	—	—	(1,672,746)	—	—	—	—	—
Accretion of dividends on preferred stock	—	—	—	(163,013)	(157,632)	(138,025)	—	(157,632)	—

Net income (loss) available to common stockholders	$(1,404,963)	$(13,627,350)	$(43,886,156)	$(4,230,803)	$892,400	$378,163	$2,576,630	$(1,707,099)	$2,209,331

Basic net income (loss) per share(2)	$(0.47)	$(2.52)	$(7.01)	$(0.46)	$0.08	$0.04	$0.15	$(0.10)	$0.11

Diluted net income (loss) per share	$(0.47)	$(2.52)	$(7.01)	$(0.46)	$0.07	$0.04	$0.13	$(0.10)	$0.10

Shares used in computing basic net income (loss) per share(2)	3,000,556	5,409,353	6,261,053	9,173,657	11,364,203	10,683,958	17,013,579	16,763,040	20,096,827

Shares used in computing diluted net income (loss) per share	3,000,556	5,409,353	6,261,053	9,173,657	15,306,151	14,727,460	19,904,355	16,763,040	22,932,116

(1)	Exclusive of deprecation shown separately below gross margin.

(2)	In accordance with the transition provisions of the Emerging Issues Task Force (EITF) 03-06 “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share” our basic net income per share and shares used in computing basic net income per share for year 2003 will be conformed for current period presentation in our annual Form 10-KSB for the year ended December 31, 2004 when filed. The impact of the adoption of this pronouncement is shown retroactivity for all periods presented.

	Historical							Pro-Forma

						As of
	As of December 31,					September 30,		As of
								September 30,
	1999	2000	2001	2002	2003	2003	2004	2004

								(Unaudited)
						(Unaudited)
Balance Sheet Data:
Cash	$5,818,918	$842,481	$1,412,238	$1,525,002	$1,989,395	$1,994,094	$2,786,639	$1,268,650
Working capital	6,171,264	3,373,522	2,494,191	1,854,276	4,013,373	3,224,502	7,791,756	7,394,819
Property and equipment, net	80,827	804,406	533,948	1,211,018	699,145	761,178	782,916	888,651
Intangible assets, net	—	45,558,173	3,550,100	12,380,039	11,693,834	11,750,084	28,532,584	38,097,654
Total assets	6,616,417	54,614,942	9,117,695	19,593,103	20,259,983	20,593,302	47,039,098	58,435,379
Line of credit and current portion of long term debt	—	1,728,307	703,144	1,025,488	366,920	1,128,530	815,471	815,471
Long term debt, net of current portion	—	7,232	3,667	745,318	436,258	428,179	2,145,949	3,645,949
Stockholders’ equity	6,252,091	49,973,947	6,836,301	14,521,483	16,016,038	15,291,287	34,798,171	42,589,627
Recent Developments
      For the fourth quarter ended December 31, 2004, we announced that:

•	revenue from services and software increased 180% to $20.9 million compared to $7.5 million during the fourth quarter of 2003;

•	net income increased 150% to $1.3 million compared to $534,000 during the fourth quarter of 2003; and

•	diluted earnings per share increased 100% to $0.06 per share compared to $0.03 per share during the fourth quarter of 2003.
      In addition, for the year ended December 31, 2004, we announced that:

•	revenue from services and software increased 99% to $56.5 million compared to $28.3 million during 2003;

•	net income increased 273% to $3.9 million compared to $1.1 million during 2003; and

•	diluted earnings per share increased 171% to $0.19 per share compared to $0.07 per share during 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”
Overview
      We are a rapidly growing information technology consulting firm serving Global 2000 and midsize companies in the central United States. We help clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs. Our solutions enable these benefits by integrating, automating and extending business processes, technology infrastructure and software applications end-to-end within an organization and with key partners, suppliers and customers. This provides real-time access to critical business applications and information and a scalable, reliable, secure and cost-effective technology infrastructure.

Services Revenue
      Our services revenue is derived from professional services performed developing, implementing, integrating, automating and extending business processes, technology infrastructure and software applications. Most of our projects are performed on a time and materials basis, and a smaller amount of revenue is derived from projects performed on a fixed fee basis. Fixed fee engagements represented approximately 8.1% of our services revenue for the nine months ended September 30, 2004. For time and material projects, revenue is recognized and billed by multiplying the number of hours our professionals expend in the performance of the project by the established billing rates. For fixed fee projects, revenue is generally recognized using the proportionate performance method. Provisions for estimated profits or losses on uncompleted projects are made on a contract-by-contract basis and are recognized in the period in which such profits or losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. On many projects, we are also reimbursed for out-of-pocket expenses such as airfare, lodging and meals. These reimbursements are included as a component of revenue. The aggregate amount of reimbursed expenses will fluctuate depending on the location of our customers, the total number of our projects that require travel, and whether our arrangements with our clients provide for the reimbursement of travel and other project related expenses.

Software Revenue
      A smaller but growing portion of our revenue is derived from sales of third-party software, particularly IBM WebSphere products. Revenue from sales of third-party software is recorded on a gross basis provided we act as a principal in the transaction. In the event we do not meet the requirements to be considered a principal in the software sale transaction and act as an agent, the revenue is recorded on a net basis. Software revenue is expected to fluctuate from quarter to quarter depending on our customers’ demand for our partners’ software products. Generally, spending on software sales is a strong indicator of future spending on software services.

Cost of Revenue
      Cost of revenue consists primarily of salaries and benefits associated with our technology professionals and subcontractors. Cost of revenue also includes third-party software costs, reimbursable expenses and other unreimbursed project related expenses. Project related expenses will fluctuate generally depending on outside factors including the cost and frequency of travel and the location of our customers. Cost of revenue does not include depreciation of assets used in the production of revenues.

Gross Margins
      Our gross margins for services are affected by the utilization rates of our professionals, defined as the percentage of our professionals’ time billed to customers divided by the total available hours in the respective period, the salaries we pay our consulting professionals and the average billing rate we receive from our customers. If a project ends earlier than scheduled or we retain professionals in advance of receiving project assignments, or if demand for our services declines, our utilization rate will decline and adversely affect our gross margins. Over the past two years, as the information technology software and services industry has recovered from the protracted downturn experienced in 2001 and 2002, we have seen an improvement in our utilization rates while our billing, retention and base salary rates have remained relatively stable. Subject to fluctuations resulting from our acquisitions, we expect these key metrics of our services business to remain relatively constant for the foreseeable future assuming there are no further declines in the demand for information technology software and services. Gross margin percentages of third party software sales are typically much lower than gross margin percentages for services and the mix of services and software for a particular period can significantly impact total combined gross margin percentage for such period. In addition, gross margin for software sales can fluctuate due to pricing and other competitive pressures.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses consist of cash and non-cash compensation for sales, executive and administrative employees, training, sales and marketing activities, investor relations, recruiting, travel costs and expenses, and miscellaneous expenses. Non-cash compensation includes stock compensation expenses arising from various option grants to employees with exercise prices below fair market value at the date of grant and compensation expense associated with unvested stock options assumed in business combinations. Such stock compensation is generally expensed across the vesting periods of the related equity grants. We work to minimize selling costs by focusing on repeat business with existing customers and by accessing sales leads generated by our software company partners, most notably IBM, whose products we use to design and implement solutions for our clients. These partnerships enable us to reduce our selling costs and sales cycle times and increase win rates through leveraging our partners’ marketing efforts and endorsements.

Quarterly Fluctuations
      Our quarterly operating results are subject to seasonal fluctuations. Our fourth and first quarters include the months of December and January, when billable services activity by professional staff, as well as engagement decisions by clients, may be reduced due to client budget planning cycles. Demand for our services generally has been lower in the fourth quarter due to reduced activity during the holiday season. Our results will also fluctuate, in part, based on whether we succeed in counterbalancing periodic declines in services revenues when a project or engagement is completed or cancelled by entering into arrangements to provide additional services to the same clients or others. Software sales tend to show some seasonality as well, in that we tend to see higher software demand during the third and fourth quarter of the calendar year due to client budget planning and usage cycles, though this is not always the case. These and other seasonal factors may contribute to fluctuations in our operating results from quarter to quarter.

Plans for Growth & Acquisitions
      Our goal is to be the leading independent information technology consulting firm in the central United States through, among other things, expanding our relationships with existing and new clients, expanding our operations in the central United States and continuing to make disciplined acquisitions. We believe the central United States represents an attractive market for growth, both organically and through acquisitions. As demand for our services grows in the central United States, we believe we will attempt to increase the number of professionals in our nine central United States offices to meet such demand and, as a result, increase our services revenue. In addition, we believe our track record for identifying attractive acquisitions and our ability to integrate acquired businesses helps us successfully complete acquisitions efficiently and productively, while continuing to offer quality services to our clients, including new clients resulting from the acquisitions.
      Consistent with our strategy of growth through disciplined acquisitions, during 2004 we consummated three acquisitions: Genisys on April 2, 2004; Meritage on June 18, 2004; and ZettaWorks on December 20, 2004.

Results of Operations

Summary Table
      The following table summarizes our results of operations as a percentage of total services and software revenue:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Services revenue	100.0%	98.1%	86.6%	88.2%	83.7%
Software revenue	0.0	1.9	13.4	11.8	16.3
Reimbursed expenses	0.0	8.0	6.6	6.6	4.7

Total revenue	100.0	108.0	106.6	106.6	104.7
Cost of revenue
Project personnel costs	58.2	53.9	47.4	48.7	49.9
Software costs	0.0	1.6	10.9	10.0	13.8
Reimbursable expenses	0.0	8.0	6.6	6.6	4.7
Other project related expenses	0.0	1.6	1.6	1.5	0.6

Total cost of revenue	58.2	65.1	66.4	66.9	69.0

Services gross margin	41.8	43.4	43.5	43.0	39.6
Software gross margin	0.0	14.9	18.6	15.4	15.5

Total gross margin	41.8	42.9	40.2	39.7	35.7
Selling, general and administrative	44.1	41.2	28.2	28.2	21.3
Depreciation and amortization	2.4	9.5	4.5	5.3	2.3
Restructuring, severance, and other	75.0	2.8	0.0	0.0	0.0
Impairment charge	131.3	0.0	0.0	0.0	0.0

Income (loss) from operations	(214.7)	(10.6)	7.4	6.2	12.1
Interest expense, net	(0.5)	(0.9)	(1.0)	(1.0)	(0.2)

Income (loss) before income taxes	(215.2)	(11.5)	6.4	5.1	11.9
Provision for income taxes	(0.2)	0.0	2.7	2.7	4.7

Net income (loss)	(215.0)	(11.5)	3.7	2.5	7.2
Beneficial conversion charge on preferred stock	0.0	(8.0)	0.0	0.0	0.0
Accretion of dividends on preferred stock	0.0	(0.8)	(0.6)	(0.7)	0.0

Net income (loss) available to common stockholders	(215.0)%	(20.3)%	3.2%	1.8%	7.2%

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003
      Revenue. Total revenue increased 67.5% to $37.2 million for the nine months ended September 30, 2004 from $22.2 million for the nine months ended September 30, 2003. Services revenue increased 62.0% to $29.8 million for the nine months ended September 30, 2004 from $18.4 million for the nine months ended September 30, 2003. The increase in services revenue resulted from increases in average project size and quantity of projects. These increases were largely attributable to the acquisitions of Genisys and Meritage, which accounted for $5.2 million and $3.8 million, respectively, of services revenue for the nine months ended September 30, 2004. The utilization rate of our professionals, excluding subcontractors, also increased to 82% for the nine months ended September 30, 2004 from 75% for the nine months ended September 30, 2003. Software revenue increased 135.3% to $5.8 million for the nine months ended September 30, 2004 from $2.5 million for the nine months ended September 30, 2003. Reimbursed expenses increased to approximately $1.7 million for the nine months ended September 30, 2004 from approximately $1.4 million for the nine months ended September 30, 2003.
      Cost of Revenue. Cost of revenue increased 75.9% to $24.5 million for the nine months ended September 30, 2004 from $14.0 million for the nine months ended September 30, 2003. The increase in cost of revenue is attributable to an increase in the number of professionals, due to hiring and the acquisitions of Genisys and Meritage. Additionally, the average number of professionals performing services, including subcontractors, increased to 193 for the nine months ended September 30, 2004 from 120 for the nine months ended September 30, 2003. Also, costs associated with software sales increased in connection with increased software revenue during the nine months ended September 30, 2004.
      Gross Margin. Gross margin increased 53.2% to $12.7 million for the nine months ended September 30, 2004 from $8.3 million for the nine months ended September 30, 2003. Gross margin as a percentage of revenue decreased to 36% for the nine months ended September 30, 2004 from 40% for the nine months ended September 30, 2003. Services gross margin decreased to 40% for the nine months ended September 30, 2004 from 43% for the nine months ended September 30, 2003. Software gross margin increased slightly to 16% for the nine months ended September 30, 2004 from 15% for the nine months ended September 30, 2003. The decrease in services gross margin as a percentage of revenue is primarily due to lower gross margins on consulting services contracts acquired from Genisys and Meritage. The decrease in gross margin as a percentage of total revenue is due to the decrease in services gross margin and to an increase in software sales as a percentage of total revenue.
      Selling, General and Administrative. Selling, general and administrative expenses increased 29.2% to $7.6 million for the nine months ended September 30, 2004 from $5.9 million for the nine months ended September 30, 2003. The increase in these costs is primarily related to the acquisitions of Genisys and Meritage. Selling, general and administrative expenses as a percentage of total revenue decreased to 21% for the nine months ended September 30, 2004 from 28% for the nine months ended September 30, 2003 as a result of increased selling and operating efficiencies.
      Depreciation. Depreciation expense decreased 35.1% to $363,593 during the nine months ended September 30, 2004 from $560,543 during the nine months ended September 30, 2003. The decrease is due to an increasing number of fully depreciated assets.
      Intangibles Amortization. Intangibles amortization expense, arising from acquisitions, decreased 19.5% to $446,320 during the nine months ended September 30, 2004 from $554,170 during the nine months ended September 30, 2003. The decrease in amortization expense reflects the end of the assigned three-year useful life relating to intangibles for the acquisition of Compete in May 2000 and the acquisition of Core Objective in November 2000, partially offset by an increase in amortization of intangibles acquired from Genisys and Meritage.
      Interest Expense. Interest expense decreased 58.8% to $82,116 during the nine months ended September 30, 2004 compared to $199,172 during the nine months ended September 30, 2003. The decrease in interest expense is due to decreases in the principal balances on the notes payable issued in our acquisition of Javelin and our accounts receivable line of credit since the same period in 2003. These decreasing balances are partially off-set by the interest expense now being incurred on the newly funded acquisition line of credit which was drawn down in connection with the acquisition of Meritage in June 2004.
      Provision for Income Taxes. We accrue a provision for federal, state and foreign income tax at the applicable statutory rates adjusted for non-deductible expenses. Our tax provision rate decreased to 39% for the nine months ended September 30, 2004 from 52% for the nine months ended September 30, 2003 as a result of a decrease in non-deductible expenses. We have deferred tax assets resulting from net operating losses of acquired companies amounting to approximately $3.4 million for which we have a valuation allowance of $2.9 million. The remaining deferred tax asset of $0.5 million is completely off-set by deferred tax liabilities of $1 million related to identifiable intangibles and cash to accrual adjustments from the Genisys acquisition. Any reversal of the valuation allowance on the deferred tax assets will be adjusted against goodwill and will not have an impact on our statement of operations. All of the net operating losses relate to acquired entities, and as such are subject to annual limitations on usage under the “change in control” provisions of the Internal Revenue Code.
     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Revenue. Total gross revenue increased 34.5% to $30.2 million for the year ended December 31, 2003 from $22.5 million for the year ended December 31, 2002. Services revenue increased 20.3% to $24.5 million in 2003 from $20.4 million in 2002. The increase in services revenue resulted from an increase in the average project size and the number of projects. These increases were largely attributable to the April 2002 acquisitions of Vertecon and Javelin, which impacted revenue for the full period in 2003. For the years ended December 31, 2003 and 2002, 35% of our revenue was derived from IBM. Software revenue increased 839.9% to $3.8 million in 2003 from $0.4 million in 2002. Reimbursable expenses increased slightly to $1.9 million in 2003 from $1.7 million in 2002.
      Cost of Revenue. Cost of revenue increased 39.3% to $18.8 million for the year ended December 31, 2003 from $13.5 million for the year ended December 31, 2002. The increase in cost of revenue is due to the increase in average salaries of our employees as compared to the same period in 2002, as well as an increase in the number of billable employees, and the increase in headcount as a result of the acquisitions of Vertecon and Javelin in April 2002 being included in the full year for 2003. In addition, costs associated with software sales increased by $2.7 million in connection with the increased software revenue in 2003 compared to 2002.
      Gross Margin. Gross margin increased 27.7% to $11.4 million for the year ended December 31, 2003 from $8.9 million for the year ended December 31, 2002. Gross margin as a percentage of revenue decreased to 40% in 2003 from 43% in 2002. The decrease in gross margin as a percentage of revenue is primarily due to the increase in software sales revenue in proportion to total revenue, which typically yields a lower margin than our services revenue. Services gross margin was 43% in 2003 and 2002. Software gross margin was 19% in 2003 and 15% in 2002.
      Selling, General and Administrative. Selling, general and administrative expenses decreased 6.7% to $8.0 million for the year ended December 31, 2003 from $8.6 million for the year ended December 31, 2002. The decrease is the result of deliberate cost reductions, including a $292,000 reduction in administrative salaries and benefits, a $189,000 reduction in computer equipment leasing costs and other information technology related expenses, which were partially offset by a $151,000 increase in office costs resulting from the inclusion of Javelin and Vertecon expenses for the full period in 2003, and a $150,000 increase in costs related to the 2003 company meeting. Selling, general and administrative expenses as a percentage of revenue decreased to 28% for the year ended December 31, 2003 from 41% for the year ended December 31, 2002. The decrease in selling, general and administrative expenses as a percentage of revenue is the result of an increase in software sales, for which there are generally less incremental costs, as well as a general reduction of costs in proportion to total revenue during the applicable periods.
      Depreciation. Depreciation expense decreased slightly to $670,000 during 2003 from $688,000 during 2002. The decrease is due to a general decrease in purchases along with an increasing number of fully depreciated assets.
      Restructuring. During 2002, we implemented certain workforce reductions and office closures resulting in charges of $579,000, consisting of severance pay and related benefits for former employees, as well as costs associated with the closure of our London office. We recognized approximately $118,000 in restructuring expenses during 2002 related to the closure of our London office, which consisted of severance and benefits, lease commitments, as well as expected losses on the disposal of fixed assets, attorney and accounting fees, and other costs. As part of these restructurings, we reduced our workforce by a total of 30 employees, 17 of which were technology professionals and 13 of which were involved in selling, general administration and marketing. As of December 31, 2002, approximately $228,000 of restructuring costs are included in other current liabilities, all of which were paid during 2003. There was no workforce restructuring during 2003.
      Intangibles Amortization. Intangibles amortization expense consists of amortization of intangibles arising from our acquisitions of Compete in May 2000, Core Objective in November 2000, and Vertecon and Javelin in April 2002. Amortization decreased 52.5% to $610,000 during the year ended December 31, 2003 from $1.3 million during the year ended December 31, 2002. The decrease in amortization expense reflects the end of the assigned three-year useful life for the Compete and Core Objective intangible assets.
      Interest Expense. Interest expense increased 40.5% to $286,000 for the year ended December 31, 2003 compared to $204,000 during the year ended December 31, 2002. The increase in interest expense is due to increases of approximately $31,000 related to capital leases, approximately $9,000 related to imputed interest expense on the notes issued to the Javelin shareholders, and approximately $43,000 in bank audit fees, letter of credit renewal fees, and other costs associated with our line of credit.
      Provision for Income Taxes. Our 2003 income tax provision was accrued for federal, state and foreign income taxes at the applicable statutory rates. The 2003 income tax provision differed from the statutory rate primarily due to non-deductible expenses and the use of net operating losses (other than those related to acquired entities) that were previously subject to a valuation allowance. All net operating losses remaining as of December 31, 2003 relate to acquired entities and as such are subject to annual limitations on usage under the “change in control” provisions of the Internal Revenue Code. Accordingly, a valuation allowance has been established. Any decrease in the valuation allowance will be applied first to reduce goodwill and then to reduce other acquisition related non-current intangible assets to zero. Any remainder would be recognized a reduction of income tax expense. There was no income tax provision for 2002 as a result of the net loss for that period.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
      Revenue. Revenue, including rebilled out-of-pocket expenses, decreased 4.6% to $22.5 million for the year ended December 31, 2002 from $23.5 million for the year ended December 31, 2001. The decrease in revenue is the result of a decrease in rebilled out-of-pocket expenses. Revenue net of project expenses remained consistent at $20.4 million during 2002 and 2001 as a result of similar average headcount for both years. The results of Vertecon and Javelin are included with our results for the period from April 27, 2002 to December 31, 2002. During the year ended December 31, 2002, 35% of our revenue was derived from IBM. Software resale revenue increased 13.5% to $395,000 during 2002 from $348,000 during 2001.
      Cost of Revenue. Cost of revenue decreased slightly to $11.6 million for the year ended December 31, 2002 from $11.9 million for the year ended December 31, 2001. Cost of revenue remained consistent between the periods as a result of similar average headcount for 2002 and 2001.
      Gross Margin. Gross margin increased slightly to $8.9 million for the year ended December 31, 2002 from $8.5 million for the year ended December 31, 2001. Gross margin as a percentage of revenue increased slightly to 43% for the year ended December 31, 2002 from 42% for the year ended December 31, 2001. The increase in gross margin as a percentage of revenue is due to higher utilization rates during the year ended December 31, 2002 compared to the year ended December 31, 2001, off-set by a decline in average rates. In addition, the increase in gross margin is due to the decrease of out-of-pocket reimbursable expenses, which have zero margin, relative to total revenue during 2002 compared to 2001.

      Selling, General and Administrative. Selling, general and administrative expenses decreased 4.8% to $8.6 million for the year ended December 31, 2002 from $9.0 million for the year ended December 31, 2001. The decrease in these costs was attributable to a decrease in stock compensation as a result of fewer stock option grants to employees with exercise prices below fair market value at the date of grant. Selling, general and administrative expenses as a percentage of revenue net of project expenses decreased to 41% for the year ended December 31, 2002 from 44% for the year ended December 31, 2001.
      Depreciation. Depreciation expense increased 39.0% to $688,000 during 2002 from $495,000 during 2001. The increase is related to additional depreciation expense associated with fixed assets recorded in connection with the acquisitions of Vertecon and Javelin.
      Restructuring. Restructuring, severance and other expense consists of severance payments and related benefits, the remaining lease commitment for unused office space, costs associated with the shutdown of our London office and postponed offering costs. The costs to close our London office totaled approximately $118,000 and included severance and related benefits, the remaining office lease commitment, loss on disposal of fixed assets, and associated legal and accounting fees. Restructuring expense decreased 24.4% to $579,000 during the year ended December 31, 2002 from $766,000 during the year ended December 31, 2001. The decrease in restructuring expense is due in part to $123,000 of costs in 2001 related to a proposed offering of our common stock that was postponed and an absence of postponed offering costs during 2002. Period specific charges and the difference in the number of people and type of positions terminated in the related period also impact our restructuring expenses. During 2002 and 2001, we reduced our workforce by a total of 30 employees and 84 employees, respectively.
      Impairment Charge. There was no impairment charge during the year ended December 31, 2002. During the year ended December 31, 2001, we recorded an impairment charge of $26.8 million to write down the carrying value of our goodwill for the amount by which the carrying value of goodwill exceeded fair value based on undiscounted cash flows and other factors including market capitalization, net book value, and other indicators of value.
      Intangibles Amortization. Intangibles amortization expense consists of amortization of goodwill and other intangibles arising from our acquisitions of LoreData, Inc. in January 2000, Compete in May 2000, Core Objective in November 2000, and Vertecon and Javelin in April 2002. Amortization decreased 91.6% to $1.3 million during the year ended December 31, 2002 from $15.3 million during the year ended December 31, 2001. The decrease in amortization during the year ended December 31, 2002 compared to the year ended December 31, 2001 is due to our accounting for amortization in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, that eliminated the amortization of goodwill and certain indefinite lived intangibles, as well as the impairment to goodwill recorded in the third quarter of 2001.
      Interest Income (Expense). Interest income decreased 41.9% to $18,000 for the year ended December 31, 2002 from $31,000 for the year ended December 31, 2001. The decrease in interest income was due to a general decline in interest rates during 2002 and a lower average cash balance during the year ended December 31, 2002 compared to the year ended December 31, 2001. We recognized interest income of approximately $11,000 during 2002 and $3,500 during 2001 related to advances totaling $800,000 made to Vertecon prior to the acquisition of Vertecon. The interest receivable from Vertecon was eliminated upon the acquisition of Vertecon. Interest expense increased 67.2% to $204,000 during the year ended December 31, 2002 from approximately $122,000 during the year ended December 31, 2001. The increase in interest expense is the result of the imputed interest expense on the notes issued to the Javelin shareholders in the acquisition of Javelin. Imputed interest expense recognized during 2002 related to these notes was approximately $63,000. The remaining increase in interest expense is the result of interest expense on capital lease obligations assumed in the acquisitions of Vertecon and Javelin. Interest expense on capital leases increased 680% to $39,000 during 2002 from $5,000 during 2001.

Liquidity And Capital Resources
      Selected measures of liquidity and capital resources are as follows:

	As of

	December 31,	September 30,
	2003	2004

	(In millions)
Cash	$2.0	$2.8
Working capital	$4.0	$7.8
      Had the acquisition of the business of ZettaWorks occurred in the nine month period ending September 30, 2004, our cash and working capital at September 30, 2004 would have been $1.4 million and $7.4 million, respectively, taking into account $2.9 million in cash used to acquire ZettaWorks and $1.5 million in cash drawn from our acquisition line of credit with Silicon Valley Bank.

Net Cash Provided By Operating Activities
      We expect to fund our operations during 2005 from cash generated from operations and short-term borrowings as necessary from our credit facility. We believe that these capital resources will be sufficient to meet our needs for at least the next twelve months. Net cash generated by operations for the nine months ended September 30, 2004 was approximately $1.7 million. Cash provided by operations for the year ended December 31, 2003 was $1.9 million.
      Accounts receivable, net of allowance for doubtful accounts, totaled $14.4 million at September 30, 2004, representing approximately 69 days of sales outstanding, excluding end-of-quarter software sales, compared to $5.5 million, or 64 days at December 31, 2003.
      A significant amount of our revenue is derived from IBM. Accordingly, our accounts receivable generally includes significant amounts due from IBM. As of September 30, 2004, approximately 11% of our accounts receivable was due from IBM.

Net Cash Used in Investing Activities
      For the nine months ended September 30, 2004, we used $7.9 million in cash, net of cash acquired, to acquire Genisys and Meritage and used $315,000 to purchase equipment fixed assets. On December 20, 2004, we used $2.9 million in cash to acquire ZettaWorks.

Estimated Net Cash from this Stock Offering
      We estimate that the net proceeds from the sale of 4,250,000 shares of our common stock pursuant to this offering will be approximately $           million, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use a substantial portion of the net proceeds from this offering for expansion of our business, including future acquisitions. We will also use a portion of the net proceeds from this offering to repay all amounts outstanding under our credit facility with Silicon Valley Bank. We will use any remaining net proceeds from this offering for working capital and other general corporate purposes.

Availability of Funds from Bank Line of Credit Facilities
      We have a $13.0 million credit facility with Silicon Valley Bank which includes a $9.0 million accounts receivable line of credit and a $4.0 million acquisition term line of credit. We amended this credit facility on January 31, 2005 to increase the accounts receivable line of credit from $6.0 million to $9.0 million. The accounts receivable line of credit, which expires in December 2005, allows us to borrow up to an amount equal to 80% of eligible accounts receivable, as defined in the agreement, but in no event more than $9.0 million. Borrowings under this line of credit bear interest at the bank’s prime rate plus 1.00%, or 5.75%, as of December 31, 2004. As of December 31, 2004, there were no amounts outstanding under the accounts receivable line of credit.
      Our $4.0 million term acquisition line of credit with Silicon Valley Bank provides an additional source of financing for certain qualified acquisitions. As of December 31, 2004 the balance outstanding under this acquisition line of credit was approximately $3.8 million. Borrowings under this acquisition line of credit bear interest equal to the average four year U.S. Treasury note yield plus 3.50%— the initial $2.5 million draw, of which $2.3 million remains outstanding, bears interest of 7.11% and the subsequent $1.5 million draw, all of which remains outstanding, bears interest of 6.90% as of December 31, 2004 and are repayable in thirty-six equal monthly installments. We are entitled to make payments of accrued interest only for the first three monthly installments.
      We are required to comply with various financial covenants under our Silicon Valley Bank credit facility. We are required to maintain a minimum tangible net worth of at least $3,000,000, to maintain a ratio of after tax earnings before interest, depreciation and amortization, annualized, divided by current maturities of long-term debt plus interest of at least 1.50 to 1.00, and, pursuant to the January 31, 2005 amendment, to maintain a ratio of cash plus accounts receivable including 50% of unbilled revenue to all outstanding obligations to the bank of at least 1.50 to 1.00. As of December 31, 2004, we were in compliance with all covenants under this credit facility.

Contractual Obligations
      In connection with certain of our acquisitions, we were required to establish various letters of credit totaling $550,000 with Silicon Valley Bank and $65,000 with Key Bank to serve as collateral for certain office space and equipment leases. We expect to retire the Key Bank letter of credit in the first half of 2005. The letters of credit with Silicon Valley Bank reduce the borrowings available under our line of credit with Silicon Valley Bank. One letter of credit of $300,000 will remain in effect through 2005, and the other letter of credit of $250,000 will remain in effect through 2007.
      In connection with the acquisition of Javelin, we issued $1.5 million in notes, $1 million of which was payable in four equal annual installments on the anniversary of the closing date of the acquisition in April 2002. The other $500,000 is payable in eight equal quarterly installments that commenced in July 2002. We paid $125,000 in 2002, $500,000 in 2003 and $375,000 in 2004. Accordingly, annual installments of $250,000 remain to be paid in each of 2005 and 2006.
      We have incurred commitments to make future payments under contracts such as leases and certain long-term liabilities. Maturities, excluding interest, under these contracts are set forth in the following table as of September 30, 2004:

	Payment Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Long-term debt obligations, excluding interest	$2,970	$1,019	$1,951	—	—
Operating lease obligations	$3,533	$1,949	$1,440	$144	—
      If our capital, including proceeds from this offering, is insufficient to fund our activities in either the short or long term, we may need to raise additional funds. In the ordinary course of business, we may engage in discussions with various persons in connection with additional financing. If we raise additional funds through the issuance of equity securities, our existing stockholders’ percentage ownership will be diluted. These equity securities may also have rights superior to our common stock. Additional debt or equity financing may not be available when needed or on satisfactory terms. If adequate funds are not available on acceptable terms, we may be unable to expand our services, respond to competition, pursue acquisition opportunities or continue our operations.

Critical Accounting Policies

Revenue Recognition and Allowance for Doubtful Accounts
      Consulting revenues are comprised of revenue from professional services fees recognized primarily on a time and materials basis as performed. For fixed fee engagements, revenue is recognized using the proportionate performance method based on the ratio of hours expended to total estimated hours. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. Our normal payment terms are net 30 days. Our agreement with IBM provides for net 60 days payment terms. Reimbursements for out-of-pocket expenses are included in gross revenue. Revenue from the sale of third-party software is recorded on a gross basis provided that we act as the principal in the transaction. In the event we do not meet the requirements to be considered the principal in the software sale transaction, we record the revenue on a net basis. There is no effect on net income between recording the software sales on a gross basis versus a net basis. We assess our allowance for doubtful accounts at each financial reporting date based on expected losses on uncollectible accounts receivable with known facts and circumstances for the respective period.

Goodwill and Other Intangible Assets
      We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”) on January 1, 2002. In accordance with Statement 142, we replaced the ratable amortization of goodwill with a periodic review and analysis of such intangibles for possible impairment. In accordance with Statement 142, we assess our goodwill on October 1 of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired.
      Business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. The determination of the value of such intangible assets requires us to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairments to intangible assets on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of the acquired businesses, market conditions and other factors. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on our results of operations by decreasing net income.

Accounting for Stock-Based Compensation
      We apply APB 25 and related interpretations in accounting for our stock option plans. Accordingly, compensation cost is recognized only when options are granted below market price on the date of grant. Had compensation cost for our stock compensation plans been determined based on fair value at the grant dates for awards under these plans consistent with SFAS 123, our net income and earnings per share would have been reduced to pro forma amounts indicated in the notes to our financial statements included in this prospectus.

Income Taxes
      Management believes that our net deferred tax asset should continue to be reduced by a full valuation allowance. Future operating results and projections could alter this conclusion, potentially resulting in an increase or decrease in the valuation allowance. Since the valuation allowance relates solely to net operating losses from acquired companies which are subject to usage limitations, any decrease in the valuation allowance will be applied first to reduce goodwill and then to reduce other acquisition related non-current intangible assets to zero. Any remaining decrease in the valuation allowance would be recognized as a reduction of income tax expense.

Recent Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”). Statement 123(R) replaces Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Statement 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. We are currently assessing the impact, the amount of compensation based upon the Black-Scholes model versus a binomial model, of Statement 123(R) on our financial statements and related disclosures. Both models will increase compensation expense related to past grants which are not fully vested as of June 30, 2005 and all future grants.

BUSINESS
Overview
      We are a rapidly growing information technology consulting firm serving Global 2000 and midsize companies in the central United States. We help our clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs. We design, build and deliver software solutions using a core set of software products developed by our partners. These products, which are based on open standards such as the Java 2 Enterprise Edition, or J2EE, are commonly referred to as middleware and include application servers, enterprise application integration platforms, business process management, business activity monitoring and business intelligence applications and enterprise portal software. Using these products, our solutions enable our clients to operate a real-time enterprise that dynamically adapts business processes and the systems that support them to the changing demands of an increasingly global, Internet-driven and competitive marketplace.
      Through our experience in developing and delivering eBusiness integration solutions for more than 380 Global 2000 and midsize companies, we have acquired significant domain expertise that we believe differentiates our firm. We use small, expert project teams that we believe deliver high-value, measurable results by working collaboratively with clients and their partners through a user-centered, technology-based and business-driven solutions methodology. We believe this approach enhances return-on-investment for our clients by significantly reducing the time and risk associated with designing and implementing eBusiness integration solutions.
      We believe that the central United States represents an attractive geographic market and that our focus on this region and our network of nine offices throughout the central United States are additional competitive differentiators. We believe this geographic focus makes us the partner of choice both for Global 2000 and midsize companies in the area that seek business and technology consulting services and for software vendors that seek consulting firm partners to sell and deliver solutions that use their products.
      We place strong emphasis on building lasting relationships with clients. In fiscal years 2002 and 2003, and during the nine months ended September 30, 2004, 81%, 85% and 92% of revenue, respectively, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from customers that were clients in the prior year. We have also built meaningful partnerships with software providers, most notably IBM, whose products we use to design and implement solutions for our clients. These partnerships enable us to reduce our cost of sales and sales cycle times and increase win rates through leveraging our partners’ marketing efforts and endorsements.
      We are expanding through a combination of organic growth and acquisitions. We believe that information technology consulting is a fragmented industry and that there are a substantial number of privately held information technology consulting firms in our target markets that can be acquired on financially accretive terms. We have a track record of successfully identifying, executing and integrating acquisitions that add strategic value to our business. Over the past five years, we have acquired and integrated seven privately held information technology consulting firms, three of which were acquired in 2004. We believe that we can achieve significantly faster growth in revenues and profitability through a combination of organic growth and acquisitions than we could through organic growth alone.

Industry Background
      A number of factors are shaping the information technology industry and, in particular, the market for our information technology consulting services:
      United States Economic Recovery. The years 2001 and 2002 saw a protracted downturn in information technology spending as a result of an economic recession in the United States and the collapse of the Internet “bubble.” The information technology consulting industry began to experience a recovery in the second half of 2003 which continued through 2004. The industry is benefiting from the overall improvement in the United States economy as well as a need by businesses to continue the transformation that they began in the 1990s with the commercialization of the Internet. It is expected that information technology services spending will continue to increase in the foreseeable future. According to independent market research firm IDC, total information technology services spending in the United States is expected to increase 6.4% in 2005 to $272 billion and to achieve a 6.7% compound annual growth rate through 2008.
      Need to Rationalize Complex, Heterogeneous Enterprise Technology Environments. Over the past 15 years, the information systems of many Global 2000 and midsize companies have evolved from traditional mainframe-based systems to include distributed computing environments. This evolution has been driven by the benefits offered by distributed computing, including lower incremental technology costs, faster application development and deployment, increased flexibility and improved access to business information. Organizations have also widely installed enterprise resource planning, or ERP, supply chain management, or SCM, and customer relationship management, or CRM, applications in order to streamline internal processes and enable communication and collaboration.
      As a result of investment in these different technologies, organizations now have complex, heterogeneous enterprise technology environments with incompatible technologies and high costs of integration. These increases in complexity, cost and risk, combined with the business and technology transformation caused by the commercialization of the Internet, have created demand for information technology consultants with experience in enabling the integration of disparate platforms and leveraging Internet-based technologies to support business and technology goals.
      Increased Competitive Pressures. Over the past five years, the marketplace has become increasingly global, Internet-driven and competitive. To gain and maintain a competitive advantage in this environment, Global 2000 and midsize companies seek real-time access to critical business applications and information that enables quality business decisions based on the latest possible information, flexible business processes and systems that respond quickly to market opportunities, improved quality and lower cost customer care through online customer self-service and provisioning, reduced supply chain costs and improved logistics through processes and systems integrated online to suppliers, partners and distributors and increased employee productivity through better information flow and collaboration.
      Enabling these business goals requires integrating, automating and extending business processes, technology infrastructure and software applications end-to-end within an organization and with key partners, suppliers and customers. This requires the ability not only to integrate the numerous disparate information resource types, databases, legacy mainframe applications, packaged application software, custom applications, trading partners, people and Web services, but also to manage the business processes that govern the interactions between these resources so that organizations can engage in “real-time business.” Real-time business refers to the use of current information in business to execute critical business processes.
      These factors are driving increased spending on software and related consulting services in the areas of application integration, middleware and portals, or AIMP, as these segments play critical roles in the integration between new and extant systems and the extension of those systems to customers, suppliers and partners via the Internet. Companies are expected to increase software spending on integration broker suites, enterprise portal services, application platform suites and message-oriented middleware. Gartner Dataquest, or Gartner, an independent market research firm, projects that growth in these specific sub-segments within the AIMP software area will outpace general software spending. Gartner expects worldwide spending in these four specific software sub-segments to increase from approximately $4.33 billion in 2004 to $6.67 billion in 2007, a compound annual growth rate of 15.5%. As companies increase spending on software, their overall spending on services will also increase, often by a multiple of each dollar spent on software. For example, IDC projects that in 2005, across 17 industries, spending on services, as a multiple of software spending, will range from a high of 3.19 to a low of 1.28, with an average of 2.14.
Competitive Strengths
      We believe our competitive strengths include:

•	Domain Expertise. Through our experience developing and delivering solutions for more than 380 Global 2000 and midsize companies, we have acquired significant domain expertise in a core set of eBusiness solutions, applications and software platforms. These solutions include eBusiness infrastructure, enterprise portals, ecommerce platforms, eCRM and supply chain Web enablement. The applications include enterprise application integration software, business process management and business activity monitoring applications and enterprise portal software. The platforms in which we have significant domain expertise and on which these solutions are built include IBM WebSphere, TIBCO BusinessWorks and Microsoft.NET.

•	Delivery Model and Methodology. We believe our significant domain expertise enables us to provide high-value solutions through small, expert project teams that deliver measurable results by working collaboratively with clients through a user-centered, technology-based and business-driven solutions methodology. Our eNable Methodology, a unique and proven execution process map we developed, allows for repeatable, high quality services delivery. The eNable Methodology leverages the thought leadership of our senior strategists and practitioners to support the client project team and focuses on transforming our clients’ business processes to provide enhanced customer value and operating efficiency, enabled by Web technology. As a result, we believe we are able to offer our clients the dedicated attention that boutiques usually provide and the delivery and project management that larger firms usually offer.

•	Client Relationships. We have built a track record of quality solutions and client satisfaction through the timely, efficient and successful completion of numerous projects for our clients. As a result, we have established long-term relationships with many of our clients who continue to engage us for additional projects and serve as excellent references for us. In fiscal years 2002 and 2003, and during the nine months ended September 30, 2004, 81%, 85% and 92% of revenue, respectively, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from customers that were clients in the prior year.

•	Vendor Partnerships and Endorsements. We have built meaningful partnerships with software providers, most notably IBM, whose products we use to design and implement solutions for our clients. These partnerships enable us to reduce our cost of sales and sales cycle times and increase win rates by leveraging our partners’ marketing efforts and endorsements. We also serve as a sales channel for our partners, helping them market and sell their software products. We are a Premier IBM business partner, a TeamTIBCO partner and a Microsoft Gold Certified Partner.

•	Geographic Focus. With nine offices spanning the central United States from Houston, Texas, to Detroit, Michigan, we focus on Global 2000 and midsize companies that have a presence in the central United States. We believe this geographic focus helps position us as the provider of choice for these companies in the area that are seeking business and technology consulting services and for software vendors that seek consulting firm partners to sell and deliver solutions that leverage their products.

•	Emerging Offshore Capability. Our recently acquired subsidiary, Perficient ZettaWorks, Inc. maintains a small offshore development facility in Bitoli, Macedonia. Through this facility we contract with a team of professionals with expertise in IBM, TIBCO and Microsoft technologies and with specializations that include application development, adapter and interface development, quality assurance and testing, monitoring and support, product development, platform migration, and portal development. This expertise, as well as our partnerships with offshore services providers based in India, will enable us to more effectively deliver our solutions.

Our Solutions
      We help clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs. Our solutions enable these benefits by developing, integrating, automating and extending business processes, technology infrastructure and software applications end-to-end within an organization and with key partners, suppliers and customers. This provides real-time access to critical business applications and information and a scalable, reliable, secure and cost-effective technology infrastructure that enables clients to:

•	give managers and executives the information they need to make quality business decisions and dynamically adapt their business processes and systems to respond to client demands, market opportunities or business problems;

•	improve the quality and lower the cost of customer acquisition and care through Web-based customer self-service and provisioning;

•	reduce supply chain costs and improve logistics by flexibly and quickly integrating processes and systems and making relevant real-time information and applications available online to suppliers, partners and distributors;

•	increase the effectiveness and value of legacy enterprise technology infrastructure investments by enabling faster application development and deployment, increased flexibility and lower management costs; and

•	increase employee productivity through better information flow and collaboration capabilities and by automating routine processes to enable focus on unique problems and opportunities.
Our eBusiness integration solutions include the following:

•	eBusiness Infrastructure. Our eBusiness infrastructure solutions use the latest Internet-based technologies to integrate, leverage and extend our clients’ legacy ERP systems. We design, build and deploy infrastructure solutions that are scalable, reliable, secure and cost-effective. We deliver eBusiness infrastructure solutions around all market-leading middleware and EAI platforms/tools. In particular, we maintain an Advanced Technology Services group, which is a 53-person team dedicated exclusively to IBM WebSphere infrastructure solutions.

•	Enterprise Portals. We design, develop, implement and integrate secure and scalable enterprise portals for our clients, their customers, suppliers and partners that include searchable data systems, collaborative systems for process improvement, transaction processing, unified and extended reporting and content management and personalization.

•	eCommerce Platforms. We develop secure and reliable ecommerce infrastructures that dynamically integrate with back-end systems and complementary applications, provide for transaction volume scalability and sophisticated content management.

•	eCRM. We create advanced eCRM solutions that facilitate customer acquisition, service and support, sales, and marketing by understanding our customers’ needs through interviews, facilitated requirements gathering sessions and call center analysis, developing an iterative, proto-type driven solution and integrating the solution to legacy processes and applications.

•	Supply Chain Web Enablement. We help companies develop secure, standards-based Internet platforms based on unique design and build requirements to support purchasing, distribution, sales and service with their trading partners.
We conceive, build and implement these solutions through a comprehensive set of services including business strategy, user-centered design, systems architecture, custom application development, technology integration, package implementation and managed services.
      The following case studies represent eBusiness integration and middleware solutions delivered to four of our customers.
      eCRM Solution for an Insurance and Financial Services Company. A Midwestern based division of a large provider of insurance and other financial services retained us to address slowing sales of its group variable life products and rising operating costs due to inefficient customer policy enrollment and customer service processes.
      We designed, developed and delivered an effective eEnrollment and eService portal that provides the client with critical online enrollment and customer self-service functionality. Our solution, built on IBM WebSphere, includes online customer self-enrollment with full eSignature capability, single sign-on integration with customer and client portals, enhances case administration capabilities for the client and intuitive calculators and forecasting tools for its customers.
      We believe our solution enabled the client to enhance its competitive advantage by offering customers a differentiated Web-based self-service portal and by reducing customer provisioning and support costs. Our solution was designed to eliminate paper forms through paperless workflow capability, reduce call center volume and enable increased sales volume on constant headcount. We believe the benefits of our services to this client included significant cost savings and increased productivity and growth in customer site satisfaction.
      eBusiness Infrastructure Solution for a Television Home Shopping Channel. A large television home shopping channel based in the midwestern United States retained us to help overcome growth constraints and transaction processing inefficiencies caused by myriad back-end systems serving their broadcast, Internet and direct mail supply chains.
      We designed, developed and delivered an enterprise application integration solution that linked 70 disparate back-end distribution, payment and production systems across the company into an efficient, manageable platform. The solution, built on TIBCO BusinessWorks, included a standard transaction protocol across the enterprise, a messaging layer that manages enterprise information flow and a more robust e-commerce engine and platform.
      We believe our solution enabled the client to overcome growth constraints and leverage real-time business capabilities to improve supply-chain efficiency. Our solution was designed to enable real-time access to one million transactions per day, including order entry and payment processing tasks and reduce the cost of future integration, development and data access.
      Web-based Budgeting Solution for a Financial Services Company and Brokerage Firm. A leading brokerage and financial services firm based in the Midwest retained us to help them streamline annual budgeting and planning processes for more than 180 individual branch offices.

      We designed, built and delivered a Web-enabled enterprise revenue forecasting and budgeting system. Our solution, built on Microsoft.NET, establishes multi-year revenue projections and estimates appropriate budgets for each branch office, creates scorecards to set compensation metrics for key employees and aggregates annual revenue projections and goals across the company. In connection with delivering this solution, we performed requirements analysis, collected details of data and process flow, designed an object-oriented component architecture and created a testing environment for stress testing to ensure performance under demanding circumstances.
      We believe our solution enabled this client to improve its financial planning and budgeting process and improved market responsiveness.
      eBusiness Strategy Engagement for a Specialty Pharmaceutical Company. A fully integrated specialty pharmaceutical company based in the Midwest engaged us to develop and implement a comprehensive eBusiness strategy for their growing enterprise.
      We delivered a three-year eBusiness strategy based on our client’s business strategy and emerging trends in the pharmaceutical industry. The strategy focused on maximizing knowledge capital and strengthening customer bonds. We developed an employee portal to deliver business intelligence through executive dashboards and foster knowledge sharing through the aggregation of intellectual assets. We also implemented a customer self service site that now provides 24-hour support to customers seven days a week.
      We believe we have created a means for the client to have faster and more in-depth access to key information which will lead to better business decisions. This will enable our client to service their customers in an effective and efficient manner.
      In addition to our eBusiness solution services, we offer education and mentoring services to our clients. We operate an IBM-certified advanced training facility in Chicago, Illinois, where we provide our clients both customized and established curriculum of courses and other education services in areas including object-oriented analysis and design immersion, J2EE, user experience, MQSeries, VisualAge Generator and Wireless, and an IBM Course Suite with over 20 distinct courses covering the IBM WebSphere product suite including WebSphere Application Server, WebSphere Commerce, WebSphere Portal, and VisualAge for Java/WebSphere Studio Application Developer. We also leverage our education practice and training facility to provide continuing education and professional development opportunities for our colleagues.
Our Solutions Methodology
      Our approach to solutions design and delivery is user-centered, technology-based and business-driven and is executed through a methodology, which we refer to as the eNable Methodology, that is:

•	iterative and results oriented;

•	centered around a flexible and repeatable framework;

•	collaborative and customer-centered in that we work with not only our clients but with our clients’ customers in developing our solutions;

•	focused on delivering high value, measurable results; and

•	grounded by industry leading project management.
      The eNable Methodology allows for repeatable, high quality services delivery through a unique and proven execution process map. Our methodology is grounded in a thorough understanding of our clients’ overall business strategy and competitive environment. The eNable Methodology leverages the thought leadership of our senior strategists and practitioners and focuses on transforming our clients’ business processes, applications and technology infrastructure. The eNable Methodology approach focuses on business value or return-on-investment, with specific objectives and benchmarks established at the outset.
Our Strategy
      Our goal is to be the leading independent information technology consulting firm in the central United States. To achieve our goal, our strategy is to:

•	Grow Relationships with Existing and New Clients. We intend to continue to solidify and expand enduring relationships with our existing clients and to develop long-term relationships with new clients by providing our customers with solutions that generate a demonstrable, positive return-on-investment. Our incentive plan rewards our project managers to work in conjunction with our sales people to expand the nature and scope of our engagements with existing clients.

•	Continue Making Disciplined Acquisitions. The information technology consulting market is a fragmented industry and we believe there are a substantial number of smaller privately held information technology consulting firms that can be acquired on financially accretive terms. We have a track record of successfully identifying, executing and integrating acquisitions that add strategic value to our business. Our established culture and infrastructure positions us to successfully integrate each acquired company, while continuing to offer effective solutions to our clients. Over the past five years, we have acquired and successfully integrated seven privately held information technology consulting firms. We continue to actively look for attractive acquisitions that leverage our core expertise, particularly in the central United States, and look to expand our capabilities and geographic presence, including offshore.

•	Expand in the central United States. We believe the central United States represents an attractive geographic market for organic growth and we plan on expanding further in this region. We currently have nine offices in the central United States and expect to grow the number of professionals in these offices as our business expands. In addition, we expect to grow our presence in the central United States through targeted acquisitions.

•	Enhance Brand Visibility. Our focus on a core set of eBusiness solutions, applications and software platforms and a targeted customer and geographic market has given us significant market visibility for a firm of our size. In addition, we believe we have in the past year achieved critical mass in size, which has significantly enhanced our visibility among prospective clients, employees and software vendors. As we continue to grow our business, we intend to increase our marketing activities to highlight our thought leadership in eBusiness solutions and infrastructure software technology platforms.

•	Invest in Our People and Culture. We have cultivated a culture built on teamwork, a passion for technology and client service, and a focus on cost control and the bottom line. As a people-based business, we continue to invest in the development of our professionals and to provide them with entrepreneurial opportunities and career development and advancement. Our technology, business consulting and project management councils ensure that each client team learns best practices being developed across the company and our recognition program rewards teams for implementing those practices. We believe this results in a team of motivated professionals armed with the ability to deliver high-quality and high-value services for our clients.

•	Leverage Existing and Pursue New Strategic Alliances. We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at leading business advisory companies and technology providers and allows us to take advantage of compelling technologies in a mutually beneficial and cost-competitive manner. Many of these relationships, and in particular IBM, also lead to a sales channel whereby our partners, or their clients, utilize us as the services firm of choice to help a partner’s client integrate their technology.

•	Use Offshore Services When Appropriate. Our solutions and services are typically delivered at the customer site and require a significant degree of customer participation, interaction and specialized technology expertise which tends to offset the potential savings from utilizing offshore resources. However, there are projects in which we can use lower cost offshore technology professionals to perform less specialized roles on our solution engagements, enabling us to fully leverage our United States colleagues while offering our clients a highly competitive blended average rate. We have established partnerships with a number of offshore staffing firms from whom we source offshore technology professionals on an as-needed basis. Additionally, through our acquisition of ZettaWorks, we maintain a small offshore development and delivery facility in Macedonia.

Sales and Marketing
      We have a 21 person direct solutions-oriented sales force that sells from 9 of our 11 offices. Our sales team is experienced and connected through a common services portfolio, sales process and performance management system. Our sales process utilizes project pursuit teams that include those of our information technology professionals best suited to address a particular prospective client’s needs. We reward our sales force for developing and maintaining relationships with our clients and seeking out follow-on engagements as well as leveraging those relationships to forge new ones in different areas of the business and with our clients’ business partners. More than 80% of our sales are executed by our direct sales force.
      Our target client base includes companies in the central United States with annual revenues in excess of $1 billion. We believe this market segment can generate the repeat business that is a fundamental part of our growth plan. We pursue only solutions opportunities where our domain expertise and delivery track record give us a competitive advantage. We also typically target engagements of up to $3 million in fees, which we believe to be below the target project range of most large systems integrators and beyond the delivery capabilities of most local boutiques.
      We have sales and marketing partnerships with software vendors including IBM Corporation, TIBCO Software, Inc., Microsoft Corporation, Art Technology Group, Inc., or ATG, Wily Technology, Inc., Bowstreet, Adobe Systems Incorporate and Stellent, Inc. These companies are key vendors of open standards based software commonly referred to as middleware application servers, enterprise application integration platforms, business process management, business activity monitoring and business intelligence applications and enterprise portal server software. Our direct sales force works in tandem with the sales and marketing groups of our partners to identify potential new clients and projects. Our partnerships with these companies enable us to reduce our cost of sales and sales cycle times and increase win rates by leveraging our partners’ marketing efforts and endorsements. In particular, the IBM software sales channel provides us with significant sales lead flow and joint selling opportunities.
      As we continue to grow our business, we intend to increase our marketing activities to highlight our thought leadership in eBusiness solutions and infrastructure software technology platforms. Our efforts will include technology white papers, by-lined articles by our colleagues in technology and trade publications, media and industry analyst events, sponsorship of and participation in targeted industry conferences and trade shows.
Clients
      We have developed and delivered eBusiness integration solutions for more than 380 Global 2000 and midsize companies to date. In the nine months ended September 30, 2004, we provided services to approximately 160 customers. The following is a list of our top 10 customers by revenue, for the nine months ended September 30, 2004:

•	Assurant/ Fortis, Inc.;

•	IBM Corporation;

•	KV Pharmaceutical Company;

•	Nash Finch Company;

•	Paragon Life Insurance Company, a MetLife Company;

•	Penguin Group;

•	ShopNBC;

•	Union Bank of California;

•	Wachovia Corporation; and

•	Zions Bancorporation.
Competition
      The market for the information technology consulting services we provide is competitive and has low barriers to entry. We believe that our competitors fall into several categories, including:

•	small local consulting firms that operate in no more than one or two geographic regions;

•	regional consulting firms such as Software Architects, Inc., Haverstick Consulting, Inc. and Quilogy, Inc.;

•	national consulting firms, such as Answerthink, Inc., Accenture, BearingPoint, Inc., Ciber, Inc., Electronic Data Systems Corporation and Sapient Corporation;

•	in-house professional services organizations of software companies; and

•	to a limited extent, offshore providers such as Cognizant Technology Solutions Corporation, Infosys Technologies Limited, Satyam Computer Services Limited and Wipro Limited.
      We believe that the principal competitive factors affecting our market include domain expertise, track record and customer references, quality of proposed solutions, service quality and performance, reliability, scalability and features of the software platforms upon which the solutions are based, and the ability to implement solutions quickly and respond on a timely basis to customer needs. In addition, because of the relatively low barriers to entry into this market, we expect to face additional competition from new entrants. We expect competition from offshore outsourcing and development companies to increase in the future.
      Some of our competitors have longer operating histories, larger client bases and greater name recognition and possess significantly greater financial, technical and marketing resources than we do. As a result, these competitors may be better able to attract customers to which we market our services and adapt more quickly to new technologies or evolving customer or industry requirements.
Colleagues
      As of December 31, 2004, we had 424 colleagues, 369 of which were billable professionals, including 80 subcontractors and 55 of which were involved in sales, general administration and marketing.

      Recruiting. We are dedicated to hiring, developing and retaining experienced, motivated technology professionals who combine a depth of understanding of current Internet and legacy technologies with the ability to implement complex and cutting-edge solutions.
      Our recruiting efforts are an important element of our continuing operations and future growth. We generally target technology professionals with extensive experience and demonstrated expertise. To attract technology professionals, we use a broad range of sources including on-staff recruiters, outside recruiting firms, internal referrals, other technology companies and technical associations, the Internet and advertising in technical periodicals. After initially identifying qualified candidates, we conduct an extensive screening and interview process.
      Retention. We believe that our rapid growth, focus on a core set of eBusiness solutions, applications and software platforms and our commitment to career development through continued training and advancement opportunities make us an attractive career choice for experienced professionals. Because our strategic partners are established and emerging market leaders, our technology professionals have an opportunity to work with cutting-edge information technology. We foster professional development by training our technology professionals in the skills critical to successful consulting engagements such as implementation methodology and project management. We believe in promoting from within whenever possible. In addition to an annual review process that identifies near-term and longer-term career goals, we make a professional development plan available to assist our professionals with assessing their skills and developing a detailed action plan for guiding their career development. Over the past two years, our voluntary attrition rate has been approximately 15%, which we believe is well below the industry average.
      Training. To ensure continued development of our technical staff, we place a high priority on training. We offer extensive training for our professionals around industry-leading technologies, including an on-line, Internet-based education and training program that offers more than 200 topics, including CORBA, EJB architecture, HTML, J2EE, Linux, Network Security and XML fundamentals. This web-based education system is offered to all of our technology professionals to facilitate their ongoing professional development and increase their technical expertise. We also utilize our education practice and IBM-certified advanced training facility in Chicago, Illinois to provide continuing education and professional development opportunities for our colleagues.
      Compensation. Our colleagues have a compensation model that includes a base salary and an incentive compensation component. Our tiered incentive compensation plans help us reach our overall goals by rewarding individuals for their influence on key performance factors. Key performance metrics include client satisfaction, revenue generated, utilization, profit and personal skills growth. Our colleagues are not represented by any collective bargaining unit, and we have never experienced a work stoppage.
      Leadership Councils. Our technology leadership council performs a critical role in maintaining our technology leadership. Consisting of key employees from each of our practice areas, the council frames our new strategic partner strategies and conducts regular Internet webcasts with our technology professionals on specific partner and general technology issues and trends. The council also coordinates thought leadership activities, including white paper authorship and publication and speaking engagements by our professionals. Finally, the council identifies services opportunities between and among our strategic partners’ products, oversees our quality assurance programs and assists in acquisition-related technology due diligence.
Culture
      Culture Committee. We continue to build our corporate culture around a common set of values based on expertise, honesty and teamwork. Our Culture Committee consists of a member from each of our offices and focuses on defining and supporting activities and events that bind our colleagues together and promote an esprit de corps. We believe in a strong corporate culture and make a substantial investment in supporting activities and events through an annual budget that our Culture Committee may allocate in its sole discretion. Some activities have included a rewards and recognition program, work-life balance programs and internal social events among our colleagues.
      The Perficient Promise. We have codified our commitments to each other in what we call the “Perficient Promise,” which consists of the following six simple commitments our colleagues make to each other:

•	we believe in long-term client and partner relationships built on investment in innovative solutions, delivering more value than the competition and a commitment to excellence;

•	we believe in growth and profitability and building meaningful scale;

•	we believe each of us is ultimately responsible for our own career development and has a commitment to mentor others;

•	we believe that Perficient has an obligation to invest in our consultants’ training and education;

•	we believe the best career development comes on the job; and

•	we love challenging new work opportunities.
We take these commitments extremely seriously because we believe that we can succeed only if the Perficient Promise is kept.
Knowledge Management
      MyPerficient.com—The Corporate Portal. To ensure easy access to a wide range of information and tools, we have created a corporate portal, MyPerficient.com. It is a secure, centralized communications tool implemented using IBM’s WebSphere Portal Server product. It allows each of our colleagues unlimited access to information, productivity tools, time and expense entry, benefits administration, corporate policies and forms and quality management information directories and documentation.
      Professional Services Automation Technology. We recently completed the implementation of Primavera’s Professional Services application as the enabling technology for many of our business processes, including, and perhaps most importantly, knowledge management. We possess and continue to aggregate significant knowledge including marketing collateral, solution proposals, work product and client deliverables. Primavera’s technology allows us to store this knowledge in a logical manner and provides full-text search capability allowing our colleagues to deliver solutions more efficiently and competitively.
Properties
      We lease office space in St. Louis, Missouri (10,517 square feet), Minneapolis, Minnesota (18,889 square feet), Downers Grove, Illinois (4,187 square feet), Chicago, Illinois (5,927 square feet), Franklin, Ohio (6,684 square feet), Denver, Colorado (5,241 square feet), Carmel, Indiana (5,194 square feet), Columbus, Ohio (7,550 square feet), Detroit, Michigan (5,500 square feet), Houston, Texas (8,135 square feet), and London, Ontario (2,447 square feet). Our corporate headquarters are located in Austin, Texas (2,701 square feet).
Legal Proceedings
      Although we are a party to litigation and claims arising in the course of our business, management does not expect the results of these actions to have a material adverse effect on our business or financial condition.

General Information
      We were incorporated in Texas in September 1997 and reincorporated in Delaware in May 1999. Our principal executive offices are located at 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746 and our telephone number is (512) 531-6000. Our stock is traded on the Nasdaq National Market under the symbol “PRFT.” Our website can be visited at www.perficient.com.

MANAGEMENT
      Our directors and executive officers, including their ages as of January 31, 2005, are as follows:

Name	Age	Position

John T. McDonald	41	Chairman of the Board and Chief Executive Officer
Jeffrey S. Davis	40	President and Chief Operating Officer
Michael D. Hill	36	Chief Financial Officer
Ralph C. Derrickson	46	Director
Max D. Hopper	70	Director
Kenneth R. Johnsen	51	Director
David S. Lundeen	43	Director
Robert E. Pickering, Jr.	53	Director
      John T. McDonald joined us in April 1999 as Chief Executive Officer and was elected Chairman of the Board in March 2001. From April 1996 to October 1998, Mr. McDonald was president of VideoSite, Inc., a multimedia software company that was acquired by GTECH Corporation in October 1997, 18 months after Mr. McDonald became VideoSite’s president. From May 1995 to April 1996, Mr. McDonald was a Principal with Zilkha & Co., a New York-based merchant banking firm. From June 1993 to April 1996, Mr. McDonald served in various positions at Blockbuster Entertainment Group, including Director of Corporate Development and Vice President, Strategic Planning and Corporate Development of NewLeaf Entertainment Corporation, a joint venture between Blockbuster and IBM. From 1987 to 1993, Mr. McDonald was an attorney with Skadden, Arps, Slate, Meagher & Flom in New York, focusing on mergers and acquisitions and corporate finance. Mr. McDonald currently serves as a member of the board of directors of Interstate Connections, Inc. Mr. McDonald received a B.A. in Economics from Fordham University and a J.D. from Fordham Law School.
      Jeffrey S. Davis became our Chief Operating Officer upon the closing of the acquisition of Vertecon in April 2002 and was named our President in 2004. He previously served the same role since October 1999 at Vertecon prior to its acquisition by Perficient. Mr. Davis has 13 years of experience in technology management and consulting. Prior to Vertecon, Mr. Davis was a Senior Manager and member of the leadership team in Arthur Andersen’s Business Consulting Practice starting in January 1999 where he was responsible for defining and managing internal processes, while managing business development and delivery of products, services and solutions to a number of large accounts. Prior to Arthur Andersen, Mr. Davis worked at Ernst & Young LLP for two years, Mallinckrodt, Inc. for two years, and spent five years at McDonnell Douglas in many different technical and managerial positions. Mr. Davis has a M.B.A. from Washington University and a B.S. degree in Electrical Engineering from the University of Missouri.
      Michael D. Hill joined us in February 2004 as Chief Financial Officer. From June 2002 through February 2004, Mr. Hill served as Director of Finance and Controller of PerformanceRetail, Inc., a software company. From February 1999 to June 2002, Mr. Hill served as a finance executive with several technology companies including CreditMinders, Inc., Kinetrix Solutions, Inc. and Agillion, Inc. Prior to February 1999, Mr. Hill was an Assurance and Advisory Business Services manager with Ernst & Young LLP’s Assurance and Advisory Business Services practice in Austin. Mr. Hill held various other positions at Ernst & Young LLP since December 1991. Mr. Hill received a B.B.A. in Accounting from The University of Texas at Austin and is a licensed certified public accountant in the State of Texas.
      Ralph C. Derrickson became a member of our board of directors in July 2004. In 2001, he founded the RCollins Group, LLC, a management company that specializes in early stage technology companies, and is currently its Managing Director. Mr. Derrickson was managing director of venture investments at Vulcan Inc., an investment management firm with headquarters in Seattle, Washington from October 2001 to July 2004. Mr. Derrickson has more than 20 years of technology management experience in a wide range of settings including start-up, interim management and restructuring situations. He served as a board member of Metricom, Inc., a publicly traded company, from April 1997 to November 2001 and as Interim CEO of Metricom from February 2001 to August 2001. Metricom, Inc. voluntarily filed a bankruptcy petition in US Bankruptcy Court for the Northern District of California in July of 2001. Mr. Derrickson was also a founding partner of Watershed Capital, a private equity investment management company established August in 1998. Prior to Watershed, Mr. Derrickson managed venture investments at Vulcan Ventures. He served as vice president of product development at Starwave Corporation, one of the pioneers of the Internet. Earlier, Mr. Derrickson held senior management positions at NeXT Computer, Inc. and Sun Microsystems, Inc. He has served on the boards of numerous start-up technology companies. Mr. Derrickson is active in the business and entrepreneurship programs at the University of Washington and is a member of the advisory board of the Center for Technology Entrepreneurship. He also serves on the board of the Northwest Entrepreneur Network, or NWEN. Mr. Derrickson holds a BT in systems software from the Rochester Institute of Technology.
      Max D. Hopper became a member of our board of directors in September 2002. Mr. Hopper began his information systems career in 1960 at Shell Oil and served with EDS, United Airlines and Bank of America prior to joining American Airlines. During Mr. Hopper’s twenty-year tenure at American Airlines he served as CIO, and as CEO of several business units. Most recently, he founded Max D. Hopper Associates, Inc., a consulting firm that specializes in the strategic use of information technology and eBusiness. Mr. Hopper currently serves on the board of directors for several companies such as Gartner Group, United Stationers and Airgate PCS.
      Kenneth R. Johnsen became a member of our board of directors in July 2004. He is the President and Chief Executive Officer of Parago Inc., a marketing services transaction processor. Before joining Parago Inc. in 1999, he served as President, Chief Operating Officer and Board Member of Metamor Worldwide Inc., an $850 million public technology services company specializing in information technology consulting and implementation. Metamor was later acquired by PSINet for $1.7 billion. At Metamor, Mr. Johnsen grew the IT Solutions Group revenue from $20 million to over $300 million within two years. His experience also includes 22 years at IBM where he held general management positions, including Vice President of Business Services for IBM Global Services and General Manager of IBM China/Hong Kong Operations. He achieved record revenue, profit and customer satisfaction levels in both business units.
      David S. Lundeen became a member of our board of directors in April 1998. From March 1999 through 2002, Mr. Lundeen was a partner with Watershed Capital, a private equity firm based in Mountain View, California. From June 1997 to February 1999, Mr. Lundeen was self-employed, managed his personal investments and acted as a consultant and advisor to various businesses. From June 1995 to June 1997, he served as the Chief Financial Officer and Chief Operating Officer of BSG. From January 1990 until June 1995, Mr. Lundeen served as President of Blockbuster Technology and as Vice President of Finance of Blockbuster Entertainment Corporation. Prior to that time, Mr. Lundeen was an investment banker with Drexel Burnham Lambert in New York City. Mr. Lundeen currently serves as a member of the board of directors of Parago, Inc., and as Chairman of the Board of Interstate Connections, Inc. Mr. Lundeen received a B.S. in Engineering from the University of Michigan in 1984 and an M.B.A. from the University of Chicago in 1988. The board of directors has determined that Mr. Lundeen is an audit committee financial expert, as such term is defined in the rules and regulations promulgated by the Securities and Exchange Commission.
      Robert E. Pickering, Jr. became a member of our board of directors in August 2002. He has held the position of CEO of IconMedialab International, an information technology services company with headquarters in The Netherlands beginning in 2002. Mr. Pickering began his information technology services career in 1974 at Andersen Consulting, now Accenture, where he was a partner. After 11 years at Andersen, where he managed and directed several system development and outsourcing projects, Mr. Pickering joined First City Bankcorp in 1996, as Chief Information Officer. Three years later in 1999, he became Chief Information Officer of Continental Airlines. Mr. Pickering was also Chairman and CEO of Origin from 1998 to 2000, one of the largest information technology services companies in Europe. Mr. Pickering was Chairman and CEO of e2i Inc. from May 2000 to December 2001, which filed for protection under the federal bankruptcy laws in December 2001. Mr. Pickering also serves on the boards of a variety of organizations including the American Chamber of Commerce in The Netherlands, B&J Foodservice in Kansas City, and Ora Oxygen, a travel spa based in The Netherlands. Mr. Pickering is a graduate of Baylor University.
      All directors hold office until the next annual meeting of our stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal. There are no family relationships between any of our directors and executive officers.
Independent Directors
      Our board of directors is comprised of six directors. The board of directors has affirmatively determined that a majority of the directors qualify as independent directors as defined by Securities and Exchange Commission regulations and Nasdaq National Market listing standards. The independent directors are Ralph C. Derrickson, Max D. Hopper, Kenneth R. Johnsen, David S. Lundeen and Robert E. Pickering, Jr.
Committees of the Board of Directors
      The board of directors has created a compensation committee, an audit committee and a nominating committee. Each committee member is independent as defined by Securities and Exchange Commission regulations and Nasdaq National Market listing standards.
      The compensation committee establishes salaries, incentives and other forms of compensation for our directors, executive officers and key employees and administers our equity incentive plans and other incentive and benefits plans. The members of the compensation committee are Max D. Hopper, Kenneth R. Johnsen and David S. Lundeen. Mr. Lundeen serves as chairman of the compensation committee.
      The audit committee has the sole authority to appoint, retain and terminate our independent accountants and is directly responsible for the compensation, oversight and evaluation of the work of the independent accountants. The independent accountants report directly to the audit committee. The audit committee also has the sole authority to approve all audit engagement fees and terms and all non-audit engagements with our independent accountants and must pre-approve all auditing and permitted non-audit services to be performed for us by the independent accountants, subject to certain exceptions provided by the Securities Exchange Act of 1934. The members of the audit committee are, Max D. Hopper, David S. Lundeen and Robert E. Pickering, Jr. Mr. Lundeen serves as chairman of the audit committee. The board of directors has determined that Mr. Lundeen is qualified as our audit committee financial expert within the meaning of Securities and Exchange Commission regulations and that he has accounting and related financial management expertise within the meaning of the listing standards of the Nasdaq National Market.
      The nominating committee was formed in April 2004 and is responsible for advising the board of directors on appropriate composition of the board and its committees, evaluating potential director nominees and nominating directors for election, approving the compensation for non-employee directors, advising the board of directors on corporate governance practices and overseeing new director orientation and the annual review of the performance of the board of directors. The members of the nominating committee are David S. Lundeen and Robert E. Pickering, Jr. Mr. Pickering serves as chairman of the nominating committee.

      The nominating committee is responsible for evaluating potential or suggested director nominees and identifying individuals qualified to become members of the board of directors. This committee will also evaluate persons suggested by stockholders and conduct the appropriate inquiries into the backgrounds and qualifications of all possible nominees. The nominating committee will establish criteria for selecting new director nominees and will determine each proposed nominee’s qualifications for service on the board of directors. Each nominee should be a person of integrity and be committed to devoting the time and attention necessary to fulfill his or her duties to Perficient.
      Our bylaws include a procedure whereby our stockholders can nominate director candidates. Our board of directors will consider director candidates recommended by stockholders in a similar manner to those recommended by members of management and other directors, provided the stockholder submitting such nomination has complied with the notice procedures set forth in our bylaws.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      On June 26, 2002, Perficient entered into a Convertible Preferred Stock Purchase Agreement with 2M Technology Ventures, L.P., or 2M, pursuant to which 2M purchased 1,111,000 shares of Series B Preferred Stock for a purchase price of $0.900090009 per share. Pursuant to the Certificate of Designation, Rights and Preferences of the Series B Preferred Stock, on November 10, 2003, all then outstanding shares of Series B Preferred Stock automatically converted into shares of common stock. In connection with its purchase of Series B Preferred Stock, 2M also received a warrant to purchase up to 555,500 shares of common stock. 2M exercised this warrant on February 3, 2004 and March 29, 2004. We received proceeds of $1,100,000 as a result of the exercise of this warrant. We have registered 2,166,500 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-100490), for resale by 2M of the shares issued upon conversion of the shares of Series B Preferred Stock purchased from us, shares issued upon exercise of the warrant, and shares acquired upon purchase from certain of our stockholders in a private transaction
      In the acquisition of ZettaWorks, we paid $10.7 million, consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. We also granted certain registration rights in connection with the issuance of these shares and are registering 482,600 shares in this offering in partial satisfaction of those registration rights.
      In the acquisition of Meritage, we paid approximately $7.1 million to the Meritage stockholders consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. In connection with the acquisition of Meritage, on June 16, 2004 we raised approximately $2.5 million through a private placement of 800,000 shares of our common stock to a group of institutional investors led by Tate Capital Partners. The investors were also issued warrants for the purchase of an additional 160,000 shares of our common stock. In our acquisition of Meritage, we granted certain registration rights to the stockholders of Meritage, and in our private placement we granted certain registration rights to the investors in the private placement. As a result, we have registered 1.9 million shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-117216) for resale by the former stockholders of Meritage and by the investors in the private placement.
      In the acquisition of Genisys, we paid approximately $7.9 million to the Genisys stockholders consisting of approximately $1.5 million in cash and 1.7 million shares of our common stock. In our acquisition of Genisys, we granted certain registration rights to the stockholders of Genisys. As a result, we have registered 253,116 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-116549), for resale by the former stockholders of Genisys.
      On December 15, 2004, we granted restricted stock awards under our 1999 Stock Option/Stock Issuance Plan to John T. McDonald, our Chief Executive Officer, and Jeffrey S. Davis, our President and Chief Operating Officer, of 175,000 and 87,500 shares of our common stock, respectively. These restricted stock awards vest over seven years with 50% of the vesting in the last two years, subject to partial acceleration if certain revenue growth and operating profitability targets are met.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information as of January 31, 2005 regarding the beneficial ownership of our common stock before and after this offering of:

•	each of our directors;

•	each of our executive officers;

•	our executive officers and directors as a group;

•	each person or group known to us to beneficially own five percent or more of the outstanding shares of our common stock; and

•	each stockholder selling shares in this offering.
      The percentage of shares beneficially owned prior to this offering in the following table is based on 21,102,011 shares of common stock outstanding as of January 31, 2005.
      Beneficial ownership is determined under the rules of the Securities and Exchange Commission. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

      Except as noted below, the address of each person listed on the table is c/o Perficient, Inc., 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746.

	Shares Beneficially
	Owned Prior to				Shares Beneficially Owned
	Offering				After Offering(1)
			Number of Shares
Name of Beneficial Owner	Number	Percent	Being Offered		Number	Percent(2)

John T. McDonald(3)	2,283,692	10.3%	250,000	(4)	2,033,692	7.6%
Jeffrey S. Davis(5)	411,950	1.9%	45,000	(4)	366,950	1.4%
Michael D. Hill(6)	12,500	*	—		12,500	*
David S. Lundeen(7)	447,416	2.1%	125,000	(4)	322,416	1.3%
Robert E. Pickering, Jr.(8)	65,500	*	—		65,500	*
Max D. Hopper(9)	20,000	*	—		20,000	*
Kenneth R. Johnsen(10)	10,000	*	—		10,000	*
Ralph C. Derrickson(11)	5,000	*	—		5,000	*
Beekman Ventures, Inc.	267,342	1.3%			267,342	1.0%
AB Holdings L.L.C.(12)	1,042,757	4.9%	517,500	(13)	525,257	2.1%
Morton Meyerson(14)	2,358,013	11.2%	—		2,358,013	9.2%
2M Technology Ventures, L.P.(15)	2,166,500	10.3%	—		2,166,500	8.5%
The Morton Meyerson Family Foundation(16)	400,000	1.9%	300,000		100,000	*
Kenneth Neusanger	55,863	*	20,000		35,863	*
Thomas Pash(17)	55,863	*	8,500		47,363	*
Keith Brenton(18)	6,664	*	1,300		5,364	*
Douglas Kelly	5,060	*	1,800		3,260	*
John Biedermann	3,771	*	1,000		2,771	*
All executive officers and directors as a group (8 persons)	3,256,058	14.4%	420,000	(4)	2,836,058	10.5%
TOTAL	7,184,049	31.8%	1,270,100	(4)	5,913,949	21.8%

*	Represents less than 1% of the outstanding shares.

(1)	Assumes the exercise by the underwriters of their over-allotment option in full and also assumes the selling stockholders dispose of all the shares of common stock covered by this prospectus and do not acquire any additional shares.
(2)	The percentage of common stock owned after the offering is based on total shares outstanding of 21,102,011 as of January 31, 2005, and assumes the exercise of the over-allotment option.
(3)	Includes 1,008,085 shares of common stock issuable upon the exercise of options, 50,500 shares of common stock issuable upon exercise of a warrant and 267,342 shares held by Beekman Ventures, Inc. of which Mr. McDonald is the sole stockholder.
(4)	The shares being offered by Mr. McDonald, Mr. Davis and Mr. Lundeen will only be sold if the underwriters exercise their over-allotment option.
(5)	Includes 297,110 shares of common stock issuable upon the exercise of options. Mr. Davis’s address is 622 Emerson Road, Suite 400, Creve Coeur, Missouri 63141.
(6)	Includes 12,500 shares of common stock issuable upon the exercise of options.
(7)	Includes 75,833 shares of common stock issuable upon the exercise of options.
(8)	Includes 15,000 shares of common stock issuable upon the exercise of options.
(9)	Includes 20,000 shares of common stock issuable upon the exercise of options.

(10)	Includes 10,000 shares of common stock issuable upon the exercise of options.
(11)	Includes 5,000 shares of common stock issuable upon the exercise of options.

(12)	Robert G. Ackerley and Leland C. Ackerley have investment authority, shared voting power and discretionary authority to vote and dispose of the shares of common stock held by this selling stockholder. AB Holdings L.L.C.’s address is 2215 B. Renaissance Drive, Suite 5, Las Vegas, Nevada 89119. Beneficial ownership of the shares is as follows:

a.	70,087 shares of common stock are beneficially owned by the Eve E. Ackerley 1999 Trust. Bernard Smith, in his capacity as trustee of the Eve E. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 70,087 shares of common stock beneficially owned by the Eve E. Ackerley 1999 Trust. Bernard Smith disclaims any such beneficial ownership of the shares.

b.	70,087 shares of common stock are beneficially owned by the Sydney E. Ackerley 1999 Trust. Bernard Smith, in his capacity as trustee of the Sydney E. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 70,087 shares of common stock beneficially owned by the Sydney E. Ackerley 1999 Trust. Bernard Smith disclaims any such beneficial ownership of the shares.

c.	52,565 shares of common stock are beneficially owned by the Andrew L. Ackerley 1999 Trust. Margaret Ackerley, in her capacity as trustee of the Andrew L. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 52,565 shares of common stock beneficially owned by the Andrew L. Ackerley 1999 Trust. Margaret Ackerley disclaims any such beneficial ownership of the shares.

d.	52,565 shares of common stock are beneficially owned by the Leland T. Ackerley 1999 Trust. Margaret Ackerley, in her capacity as trustee of the Leland T. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 52,565 shares of common stock beneficially owned by the Leland T. Ackerley 1999 Trust. Margaret Ackerley disclaims any such beneficial ownership of the shares.

e.	52,565 shares of common stock are beneficially owned by the William B. Ackerley 1999 Trust. Margaret Ackerley, in her capacity as trustee of the William B. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 52,565 shares of common stock beneficially owned by the William B. Ackerley 1999 Trust. Margaret Ackerley disclaims any such beneficial ownership of the shares.

f.	52,565 shares of common stock are beneficially owned by the Alexis A. Ackerley 1999 Trust. Margaret Ackerley, in her capacity as trustee of the Alexis A. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 52,565 shares of common stock beneficially owned by the Alexis A. Ackerley 1999 Trust. Margaret Ackerley disclaims any such beneficial ownership of the shares.

g.	70,087 shares of common stock are beneficially owned by the Benjamin L. Ackerley 1999 Trust. Bernard Smith, in his capacity as trustee of the Benjamin L. Ackerley 1999 Trust may be deemed to have investment discretion and voting power over the 70,087 shares of common stock beneficially owned by the Benjamin L. 1999 Trust. Bernard Smith disclaims any such beneficial ownership of the shares.

(13)	67,500 of such shares will only be sold if the underwriters exercise their over-allotment option.
(14)	Includes 2,166,500 shares beneficially owned by 2M Technology Ventures, L.P. Morton H. Meyerson’s address is 3401 Armstrong Avenue, Dallas, Texas 75205.
(15)	2M Technology Ventures, L.P.’s address is 3401 Armstrong Avenue, Dallas, Texas 75205.
(16)	Morton H. Meyerson acts as investment advisor to this selling stockholder and may be deemed to beneficially own shares owned by or for the account of this selling stockholder. The board of the foundation has investment authority over the shares of common stock held by this selling stockholder. The board consists of Morton H. Meyerson, A. Reid Heller, Scott Letier, David Agronin, Roberta Herman, Gary Weinstein and Herbert S. Rosenthal. The Foundation’s address is 7800 Northaven Road, Dallas, Texas 75230.
(17)	Mr. Pash is general manager of our wholly owned subsidiary, Perficient ZettaWorks, Inc.
(18)	Mr. Brenton is a business development director for us.

DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 8,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2004, we had outstanding 20,913,532 shares of common stock owned by approximately 124 holders of record.
Common Stock
      The holders of our common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors. As a result, the holders of more than 50 percent of the shares voting for the election of directors can elect all of the directors. Holders of common stock are entitled:

•	to receive any dividends as may be declared by the board of directors out of funds legally available for such purpose; and

•	in the event of our liquidation, dissolution, or winding up, to share ratably in all assets remaining after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.
      All of the outstanding shares of common stock are, and the shares of common stock offered through this prospectus will be, upon issuance and sale, validly issued, fully paid and nonassessable. Holders of our common stock have no preemptive right to subscribe for or purchase additional shares of any class of our capital stock.
Preferred Stock
      The board of directors has the authority, within the limitations stated in our certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock.
Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaws
      Delaware Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Such section provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

      Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
      Limitation on Call of Special Meetings of Stockholders. Under the Delaware General Corporation Law, special meetings of stockholders may be called by our board of directors or by such other persons as may be authorized by our certificate of incorporation or bylaws. Our certificate of incorporation and bylaws provide that special meetings may be called by the Chairman of the board of directors, the President or by the board of directors pursuant to a resolution adopted by a majority of the members of our board of directors. Except as otherwise required by law or our certificate of incorporation, no business may be transacted at any special meeting of stockholders other than the items of business stated in the notice of such meeting.
      Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to (a) the nomination, other than by or at the direction of our board of directors, of candidates for election to our board of directors and (b) certain business to be brought by a stockholder before an annual meeting of stockholders.
      The provision regarding nomination, by requiring advance notice of nominations by stockholders, affords our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders about such qualifications.
      The other provision, by requiring advance notice of business proposed by a stockholder to be brought before an annual meeting, provides a more orderly procedure for conducting annual meetings of stockholders and provides our board of directors with a meaningful opportunity prior to the meeting to inform stockholders, to the extent deemed necessary or desirable by our board of directors, of any business proposed to be conducted at such meeting, together with any recommendation of our board of directors. This provision does not affect the right of stockholders to make stockholder proposals for inclusion in proxy statements for our annual meetings of stockholders pursuant to the rules of the Securities and Exchange Commission.
      Although these bylaw provisions do not give our board of directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual meeting of stockholders if the proper procedures are followed, these bylaw provisions may have the effect of precluding a nomination or precluding the conduct of business at a particular annual meeting, and may make it difficult for a third party to conduct a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us, even if such a solicitation or attempt might be beneficial to us and our stockholders.

Stock Transfer Agent and Registrar
      The stock transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.
Stockholder Reports
      We furnish our stockholders with annual reports containing audited financial statements and may furnish our stockholders quarterly or semi-annual reports containing unaudited financial information.
Listing
      Our common stock is quoted on the Nasdaq National Market under the symbol “PRFT.”

UNDERWRITING
      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Number of
Underwriters	Shares

Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company, Incorporated
Roth Capital Partners, LLC
Gilford Securities Incorporated

Total

      We and some of our existing stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 754,890 additional shares of common stock to cover over-allotments, if any, at the public offering price less the estimated underwriting discounts and commissions set forth on the cover page of this prospectus.
      The following table shows the per share and total estimated underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 754,890 additional shares of our common stock to cover over-allotments.

	Perficient		Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$
      The underwriters propose to offer our common stock directly to the public at $           per share and to various dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to various other dealers.
      We expect to incur expenses, excluding underwriting fees, of approximately $850,000 in connection with this offering, including fees and expenses of counsel to the underwriters which we have agreed to pay. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for its other out-of-pocket expenses, including road show expenses, in connection with this offering.
      Our common stock is listed on the Nasdaq National Market under the symbol “PRFT.”
      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      We and the selling stockholders have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.
      Our officers, directors, holders of five percent or more of our common stock, and the selling stockholders have agreed with the underwriters not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (or to engage in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a disposition of any such securities, even if such securities would be disposed of by someone other than one of our officers, our directors, holders of five percent or more of our common stock, or the selling stockholders), for a period continuing through the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.
      In addition, we have agreed, for a period continuing through the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing, or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering or any shares issued by us upon the exercise of outstanding options or warrants or pursuant to any of our stock plans or any shares issued by us as consideration for the acquisition of another business or entity.
      A prospectus in electronic format will be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocations for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS
      The validity of the securities offered by this prospectus will be passed upon for us by Vinson & Elkins LLP, Austin, Texas. Legal matters will passed upon for the underwriters by King & Spalding LLP, Houston, Texas.
EXPERTS
      The consolidated financial statements of Perficient, Inc. and its subsidiaries at December 31, 2001, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus and are included in reliance upon such report given on their authority as experts in accounting and auditing.
      The financial statements of Genisys Consulting, Inc. as of December 31, 2002 and 2003, and for each of the two years in the period ended December 31, 2003, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report, given on their authority as experts in accounting and auditing.
      The financial statements of Meritage Technologies, Inc. as of December 31, 2002 and 2003 included in this prospectus have been audited by Grant Thornton LLP as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report, given on their authority as experts in accounting and auditing.
      The financial statements of ZettaWorks LLC as of December 31, 2002 and 2003 included in this prospectus have been audited by BKD LLP as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in the prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s website at www.sec.gov. Our website can be visited at www.perficient.com. Information contained on our website is not a part of this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

•	Perficient’s Annual Report on Form 10-KSB for the year ended December 31, 2003, as amended by Amendment No. 1;

•	Perficient’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004;

•	Perficient’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004;

•	Perficient’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004;

•	Perficient’s Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders;

•	Our Current Reports on Form 8-K filed on April 16, 2004, as amended on June 16, 2004 and on June 17, 2004; filed on June 23, 2004, as amended on August 30, 2004; filed on September 28, 2004; filed on October 12, 2004; filed on December 22, 2004, as amended on March 4, 2005; and filed on February 3, 2005; and

•	The description of our common stock contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed on July 22, 1999 (File No. 000-15169).
      All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Investor Relations, Perficient, Inc., 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746, Telephone: (512) 531-6000.

INDEX TO FINANCIAL STATEMENTS

Page

CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Condensed Consolidated Balance Sheets as of December 31, 2003 and September 30, 2004 (unaudited)	F-3
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2003 and 2004 (unaudited)	F-4
Condensed Consolidated Statement of Stockholders’ Equity for the nine month ended September 30, 2004 (unaudited)	F-5
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2004 (unaudited)	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

CONSOLIDATED FINANCIAL INFORMATION
Report of Independent Registered Public Accounting Firm dated January 9, 2004	F-16
Consolidated Balance Sheets at December 31, 2002 and 2003	F-17
Consolidated Statements of Operations for the years ended December 31, 2002 and 2003	F-18
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002 and 2003	F-19
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003	F-20
Notes to Consolidated Financial Statements	F-21
Report of Independent Registered Public Accounting Firm dated February 19, 2003	F-39
Consolidated Balance Sheets at December 31, 2001 and 2002	F-40
Consolidated Statements of Operations for the years ended December 31, 2001 and 2002	F-41
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2001 and 2002	F-42
Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2002	F-43
Notes to Consolidated Financial Statements	F-44

GENISYS CONSULTING, INC.
Report of Independent Auditors dated June 10, 2004	F-64
Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-65
Statements of Operations for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-66
Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002 and 2003	F-67
Statements of Cash Flows for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-68
Notes to Financial Statements	F-69

Page

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
Report of Independent Certified Public Accountants dated April 13, 2004	F-74
Consolidated Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-75
Consolidated Statements of Operations for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-76
Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2002 and 2003	F-77
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-78
Notes to Consolidated Financial Statements	F-79

ZETTAWORKS LLC AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-88
Consolidated Balance Sheets at December 31, 2002 and 2003, and September 30, 2004 (unaudited)	F-89
Consolidated Statements of Operations for the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-90
Consolidated Statement of Members’ Equity	F-91
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-92
Notes to Consolidated Financial Statements	F-93

PERFICIENT, INC. PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Preliminary Notes	F-101
Pro Forma Condensed Combined Balance Sheet as of September 30, 2004	F-103
Unaudited Pro Forma Condensed Combined Statements of Operations for the nine month period ended September 30, 2004	F-104
Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2003	F-105
Notes to Pro Forma Condensed Combined Financial Statement	F-106

PERFICIENT, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2003	2004

		(Unaudited)
ASSETS
Current assets:
Cash	$1,989,395	$2,786,639
Accounts receivable, net	5,534,607	14,352,505
Other current assets	297,058	450,806

Total current assets	7,821,060	17,589,950
Net property and equipment	699,145	782,916
Net intangible assets	11,693,834	28,532,584
Other non-current assets	45,944	133,648

Total assets	$20,259,983	$47,039,098

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$775,980	$3,595,912
Current portion of long-term debt	—	576,140
Other current liabilities	2,664,787	5,386,811
Current portion of notes payable to related parties	366,920	239,331

Total current liabilities	3,807,687	9,798,194
Long-term borrowings, net of current portion	—	1,923,860
Deferred taxes	—	296,784
Notes payable to related parties, net of current portion	436,258	222,089

Total liabilities	4,243,945	12,240,927
Stockholders’ equity:
Common stock	14,033	19,267
Additional paid-in capital	76,315,780	92,500,743
Deferred stock compensation	(26,623)	(8)
Accumulated other comprehensive loss	(51,830)	(63,139)
Accumulated deficit	(60,235,322)	(57,658,692)

Total stockholders’ equity	16,016,038	34,798,171

Total liabilities and stockholders’ equity	$20,259,983	$47,039,098

See accompanying notes to interim unaudited condensed consolidated financial statements.

PERFICIENT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Revenue
Services	$6,516,153	$13,454,616	$18,381,926	$29,771,852
Software	705,463	3,391,358	2,462,582	5,793,600
Reimbursable expenses	433,835	677,158	1,385,074	1,658,251

Total revenue	7,655,451	17,523,132	22,229,582	37,223,703
Cost of revenue (exclusive of depreciation shown separately below)
Project personnel costs	3,686,578	8,199,266	10,161,342	17,763,263
Software costs	564,901	2,913,946	2,084,047	4,898,381
Reimbursable expenses	433,835	677,158	1,385,074	1,658,251
Other project related expenses	121,661	55,875	321,056	218,173

Total cost of revenue	4,806,975	11,846,245	13,951,519	24,538,068

Gross margin	2,848,476	5,676,887	8,278,063	12,685,635
Selling, general and administrative	1,927,548	3,391,899	5,873,314	7,585,858
Depreciation	165,943	138,718	560,543	363,593
Amortization of intangibles	62,502	233,541	554,170	446,320

Income from operations	692,483	1,912,729	1,290,036	4,289,864
Interest income	297	1,069	2,926	1,706
Interest expense	(55,771)	(52,983)	(199,172)	(82,116)
Other	17,814	20,612	(22,197)	22,514

Income before income taxes	654,823	1,881,427	1,071,593	4,231,968
Provision for income taxes	230,558	735,338	555,405	1,655,338

Net income	$424,265	$1,146,089	$516,188	$2,576,630

Accretion of dividends on preferred stock	$(44,899)	$—	$(138,025)	$—

Net income available to common stockholders	$379,366	$1,146,089	$378,163	$2,576,630

Basic net income per share	$0.04	$0.06	$0.04	$0.15

Diluted net income per share	$0.03	$0.05	$0.04	$0.13

Shares used in computing basic net income per share	10,748,580	19,227,873	10,683,958	17,013,579

Shares used in computing diluted net income per share	15,036,570	21,844,127	14,727,460	19,904,355

See accompanying notes to interim unaudited condensed consolidated financial statements.

PERFICIENT, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2004
(Unaudited)

						Accumulated
	Common	Common	Common	Additional		Other		Total
	Stock	Stock	Stock	Paid-in	Deferred	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Loss	Deficit	Equity

Balance at December 31, 2003	14,033,246	$14,033	$538,740	$75,777,040	$(26,623)	$(51,830)	$(60,235,322)	$16,016,038
Warrants exercised	1,111,000	1,111	(406,585)	2,616,474	—	—	—	2,211,000
Stock options exercised	69,570	69	—	92,732	—	—	—	92,801
Amortization of deferred compensation	—	—	—	—	12,469	—	—	12,469
Foreign currency translation adjustment	—	—	—	—	—	(12,276)	—	(12,276)
Net income	—	—	—	—	—	—	620,518	620,518

Balance at March 31, 2004	15,213,816	$15,213	$132,155	$78,486,246	$(14,154)	$(64,106)	$(59,614,804)	$18,940,550
Warrants exercised	110,595	111	(47,085)	265,974	—	—	—	219,000
Stock options exercised	153,030	153	—	122,242	—	—	—	122,395
Amortization of deferred compensation	—	—	—	—	12,301	—	—	12,301
Issuance of stock for Genisys acquisition	1,687,439	1,687	—	6,780,864	—	—	—	6,782,551
Issuance of stock for Meritage acquisition	1,168,219	1,168	—	4,198,832	—	—	—	4,200,000
Issuance of common stock for private placement	800,000	800	388,800	1,983,562	—	—	—	2,373,162
Foreign currency translation adjustment	—	—	—	—	—	(4,876)	—	(4,876)
Net income	—	—	—	—	—	—	810,023	810,023

Balance at June 30, 2004	19,133,099	$19,132	$473,870	$91,837,720	$(1,853)	$(68,982)	$(58,804,781)	$33,455,106

Warrants exercised	42,925	43	(18,275)	103,102	—	—	—	84,870
Stock options exercised	91,045	92	—	117,696	—	—	—	117,788
Amortization of deferred compensation	—	—	—	—	1,845	—	—	1,845
Additional costs related to private placement	—	—	—	(13,370)	—	—	—	(13,370)
Foreign currency translation adjustment	—	—	—	—	—	5,843	—	5,843
Net income	—	—	—	—	—	—	1,146,089	1,146,089

Balance at September 30, 2004	19,267,069	$19,267	$455,595	$92,045,148	$(8)	$(63,139)	$(57,658,692)	$34,798,171

See accompanying notes to interim unaudited condensed consolidated financial statements.

PERFICIENT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,

	2003	2004

	(Unaudited)
OPERATING ACTIVITIES
Net income	$516,188	$2,576,630
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	560,543	363,593
Intangibles amortization	554,170	446,320
Non-cash stock compensation	110,038	26,613
Non-cash interest expense	57,121	33,242
Loss on disposal of assets	30,954	—
Changes in operating assets and liabilities (net of the effect of acquisitions):
Accounts receivable	(1,680,350)	(5,439,935)
Other assets	86,146	(93,658)
Accounts payable	235,012	3,100,372
Other liabilities	425,702	683,260

Net cash provided by operating activities	895,524	1,696,437

INVESTING ACTIVITIES
Purchase of property and equipment	(143,392)	(315,371)
Purchase of businesses, net of cash acquired	(437,500)	(7,905,159)
Proceeds from disposal of assets	1,950	—

Net cash used in investing activities	(578,942)	(8,220,530)

FINANCING ACTIVITIES
Payments on capital lease obligation	(235,034)	—
Proceeds from borrowings	166,282	2,500,000
Payments on long-term debt	—	(375,000)
Proceeds from stock issuances, net	226,176	5,207,646

Net cash provided by financing activities	157,424	7,332,646
Effect of exchange rate on cash	(4,914)	(11,309)

Change in cash	469,092	797,244
Cash at beginning of period	1,525,002	1,989,395

Cash at end of period	$1,994,094	$2,786,639

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Issuance of stock for acquisitions	$—	$10,982,551

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$83,691	$1,432,487

Cash paid for interest expense	$196,165	$98,120

See accompanying notes to interim unaudited condensed consolidated financial statements.

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.     Basis of Presentation
      The accompanying unaudited interim condensed consolidated financial statements of Perficient, Inc. (the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States and are presented in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto filed with the Securities and Exchange Commission in the Company’s annual report on Form 10-KSB for the year ended December 31, 2003, as amended. Operating results for the three months and nine months ended September 30, 2004 may not be indicative of the results for the full fiscal year ending December 31, 2004. Certain balances have been reclassified to conform with current period presentation.
Summary of Significant Accounting Policies

Stock-Based Compensation
      Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued To Employees, and (“APB 25”), which allows the use of the intrinsic value method. The Company’s basis for electing accounting treatment under APB 25 is principally due to the incorporation of the dilutive effect of these shares in the reported earnings per share calculation and the presence of pro forma supplemental disclosure of the estimated fair value methodology prescribed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. The fair value of options was calculated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for the three and nine months ended September 30, 2003 and 2004 respectively: risk free interest rate of 3.50% and 3.75%; dividend yield of 0%; weighted-average expected life of options of 5 years; and a volatility factor of 1.066 and 1.515.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models in general require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different than traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its stock options.

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The following table illustrates the effect on net income (loss) and net income (loss) per share if the company had applied the fair value recognition provisions of SFAS 123:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Net income—as reported	$424,265	$1,146,089	$516,188	$2,576,630
Total stock-based compensation costs included in the determination of net income as reported	25,889	1,845	110,038	26,613
The stock-based employee compensation cost that would have been included in the determination of net income (loss) if the fair value based method had been applied to all awards	(448,028)	(315,351)	(1,624,250)	(825,554)

Pro forma net income (loss)	$2,126	$832,583	$(998,024)	$1,777,689
Accretion of dividends on preferred stock	(44,899)	—	(138,025)	—

Pro forma net income (loss) available to common stockholders	$(42,773)	$832,583	$(1,136,049)	$1,777,689

Earnings per share:
Basic—as reported	$0.04	$0.06	$0.04	$0.15

Basic—pro forma	$(0.00)	$0.04	$(0.11)	$0.10

Diluted—as reported	$0.03	$0.05	$0.04	$0.13

Diluted—pro forma	$(0.00)	$0.04	$(0.11)	$0.09

Revenue Recognition
      Revenues are primarily derived from professional services provided on a time and materials basis. For time and material contracts, revenue is recognized and billed by multiplying the number of hours expended in the performance of the contract by the established billing rates. For fixed fee projects, revenue is generally recognized using the proportionate performance method based on the ratio of hours expended to total estimated hours. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. On many projects the Company is also reimbursed for out-of-pocket expenses such as airfare, lodging and meals. These reimbursements are included as a component of revenue in accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue from software sales is recorded on a gross basis based on the Company’s role as principal in the transaction. As provided in EITF 99-19 criteria to be considered “principal”, the Company is the primary obligator and bears the associated credit risk in the transaction. In the event the Company does not meet the requirements to be considered a principal in the software sale transaction and acts as an agent, the revenue would be recorded on a net basis.

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets
      Intangible assets, primarily resulting from purchased business combinations, are being amortized using the straight-line method with a life of two to five years for employment and non-compete agreements and a life of three to eight years for customer relationship intangibles. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”), we assess our goodwill on October 1 of each year or more frequently if events or change in circumstances indicate that goodwill might be impaired.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.
2.     Segment Information
      The Company operates as a single segment. The Company’s chief operating decision maker is considered to be the Chief Executive Officer and Chairman of the Board. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the consolidated level.
3.     Net Income Per Share
      The following table presents the calculation of basic and diluted net income per share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Net income	$424,265	$1,146,089	$516,188	$2,576,630
Accretion of dividends on preferred stock	(44,899)	—	(138,025)	—

Net income available to common stockholders	$379,366	$1,146,089	$378,163	$2,576,630

Basic:
Weighted-average shares of common stock outstanding	10,748,580	18,275,616	10,683,958	16,421,481
Weighted-average shares of common stock outstanding subject to contingency	—	952,257	—	592,098

Shares used in computing basic net income per share	10,748,580	19,227,873	10,683,958	17,013,579

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Effect of dilutive securities:
Preferred stock	2,902,174	—	2,947,998	—
Stock options	1,385,816	2,510,433	1,095,504	2,662,470
Warrants	—	105,821	—	228,306

Shares used in computing diluted net income per share	15,036,570	21,844,127	14,727,460	19,904,355

Basic net income per share	$0.04	$0.06	$0.03	$0.15

Diluted net income per share	$0.03	$0.05	$0.04	$0.13

4.     Commitments and Contingencies
      The Company leases its office facilities and certain equipment under various operating lease agreements. The Company has the option to extend the term of certain of its office facilities leases. Future minimum commitments under these lease agreements are as follows:

Operating
Lease

2004 remaining	$484,934
2005	1,809,010
2006	778,453
2007	337,946
2008	86,610
Thereafter	34,671

Total minimum lease payments	$3,531,624

5.     Balance Sheet Components
      The components of accounts receivables are as follows:

	December 31,	September 30,
	2003	2004

		(Unaudited)
Accounts receivable	$4,932,165	$11,702,300
Unbilled revenue	1,225,437	3,303,691
Allowance for doubtful accounts	(622,995)	(653,486)

Total	$5,534,607	$14,352,505

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The components of other current liabilities are as follows:

	December 31,	September 30,
	2003	2004

		(Unaudited)
Accrued income taxes	$425,977	$731,828
Accrued transaction costs	—	67,788
Accrued bonus and commissions	1,150,614	1,545,038
Accrued exit and severance costs	—	206,409
Accrued vacation	220,443	361,269
Other payroll related liabilities	30,934	448,937
Sales and use taxes	85,187	288,747
Other accrued expenses	489,525	1,055,830
Deferred revenues	262,107	680,965

Total	$2,664,787	$5,386,811

6.     Comprehensive Income
      The components of comprehensive income are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Net income	$424,265	$1,146,089	$516,188	$2,576,630
Foreign currency translation adjustments	(14,592)	5,843	(18,105)	(11,309)

Total comprehensive net income	$409,673	$1,151,932	$498,083	$2,565,321

7.     Business Combinations

Acquisition of Genisys Consulting, Inc.
      On April 2, 2004, the Company consummated the acquisition of Genisys Consulting, Inc, a privately held company, for approximately $8.8 million, consisting of approximately $1.5 million in cash, transaction costs of approximately $0.5 million, approximately 1.7 million shares of Perficient’s common stock valued at $3.77 per share and stock options valued at approximately $0.4 million. The common stock issued in connection with the merger included 825,459 shares which are restricted based upon the continued employment with Perficient of certain employees of Genisys through April 1, 2007, and another 352,055 shares held in escrow until April 1, 2005.
      The total purchase consideration of $8.8 million has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in Goodwill of approximately $7.4 million. Goodwill is assigned at the enterprise level and is not expected to be deductible for tax purposes. The purchase price was allocated to intangibles based on an independent appraisal and management’s estimate. Management expects to finalize the purchase price allocation within twelve months from the acquisition.

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The preliminary purchase price allocation is as follows:

Intangibles:
Customer relationships	$1.1 million
Non-compete agreements	0.4 million
Customer backlog	0.2 million
Goodwill	7.4 million
Less fair value of liabilities acquired in excess of tangible assets acquired	(0.3) million

Net assets acquired	$8.8 million

      The Company believes that the intangible assets acquired have useful lives of nine months to eight years.

Acquisition of Meritage Technologies, Inc.
      On June 18, 2004, the Company consummated the acquisition of Meritage Technologies, Inc., a privately held company for approximately, $10.4 million, consisting of approximately $2.9 million in cash, $2.4 of liabilities repaid on behalf of Meritage Technologies, Inc., transaction costs of approximately $0.9 million, and approximately 1.2 million shares of Perficient’s common stock valued at approximately $3.595 per share.
      The total purchase price consideration of $10.4 million, including transaction costs of $0.9 million, have been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such preliminary allocation resulted in Goodwill of approximately $7.4 million. The Company has yet to finalize the purchase price allocation pending resolution of certain contingent liabilities. Goodwill is assigned at the enterprise level and is not expected to be deductible for tax purposes. The purchase price was allocated to intangibles based on management’s estimate with assistance from an independent appraisal firm. Management expects to finalize the purchase price allocation within twelve months from acquisition.
      The preliminary purchase price allocation is as follows:

Intangibles:
Customer relationships	$0.3 million
Non-compete agreements	1.5 million
Goodwill	7.4 million
Add fair value of assets acquired in excess of liabilities	1.2 million

Net assets acquired	$10.4 million

      The Company believes that the intangible assets acquired have useful lives of five years. Accrued exit costs of approximately $0.2 million relate to lease obligations for excess office space that the Company has vacated or intends to vacate under the approved facilities exit plan. The estimated costs of vacating these leased facilities, including estimated costs to sub-lease, and sub-lease income were based on market information and trend analysis as estimated by the Company. It is reasonably possible that actual results could differ from these estimates in the near term.
      Accrued severance of $0.2 million relates to severance and related payroll taxes for certain employees of Meritage Technologies, Inc. impacted by the approved plan of termination.

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company acquired net deferred tax assets of approximately $2.1 million, which included gross deferred tax assets of $3.1 million off-set by gross deferred tax liabilities of $1.0 million. The gross deferred tax assets relate primarily to net operating losses incurred by Meritage Technologies, Inc. prior to the acquisition, and as such are subject to annual limitations on usage under the “change in control” provisions of the Internal Revenue Code. The Company has placed a full valuation allowance on the net deferred tax assets given the level of cumulative historical losses for both Meritage Technologies, Inc. and the Company. Any reversal of the valuation allowance on the acquired net deferred tax assets will be applied first to reduce goodwill and then other acquisition related noncurrent intangible assets to zero and any remainder would be recognized as a reduction of income tax expense.

Pro forma Results of Operations
      The following presents the unaudited pro forma combined results of operations of the Company with Genisys Consulting, Inc., and Meritage Technologies, Inc. for the three months ended September 30, 2003 and 2004, and nine months ended September 30, 2003 and 2004, after giving effect to certain pro forma adjustments related to the amortization of acquired intangible assets. These unaudited pro forma results are not necessarily indicative of the actual consolidated results of operations had the acquisitions actually occurred on January 1, 2003 and 2004 or of future results of operations of the consolidated entities:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2004	2003	2004

Revenues	$14,786,451	$17,523,132	$43,142,582	$47,058,557
Net income (loss)	$(222,190)	$1,146,089	$63,185	$2,462,506
Basic income (loss) per share	$(0.01)	$0.06	$0.00	$0.13
Diluted income (loss) per share	$(0.01)	$0.05	$0.00	$0.11
8.     Intangible Assets

Intangible Assets with Indefinite Lives
      The changes in the carrying amount of Goodwill for the three months ended September 30, 2004 is as follows:

Balance at June 30, 2004	$25.1 million
Adjustment to goodwill relating to transaction costs	0.1 million

Balance at September 30, 2004	$25.2 million

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets with Definite Lives
      Following is a summary of Company’s intangible assets (in millions) that are subject to amortization:

	December 31, 2003			September 30, 2004

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amounts	Amortization	Amounts	Amounts	Amortization	Amounts

Customer relationships	$3.6	$(3.3)	$0.3	$5.0	$(3.4)	$1.6
Non-compete	0.5	(0.5)	—	2.4	(0.8)	1.6
Customer backlog	—	—	—	0.2	(0.1)	0.1

Total	$4.1	$(3.8)	$0.3	$7.6	$(4.3)	$3.3

9.     Borrowings
      We have a line of credit arrangement with Silicon Valley Bank that will expire in December 2004. The agreement allows us to borrow up to an amount equal to 80% of eligible accounts receivable as defined in the credit agreement but in no event more than $6.0 million. We are required to comply with certain financial covenants under this agreement, which require us to maintain a minimum tangible net worth of at least $3,000,000 and to maintain a ratio of cash plus accounts receivable including 50% of unbilled revenue to current liabilities of at least 1.50 to 1.00. Borrowings under the agreement bear interest at the bank’s prime rate plus 1.00% (5.75% as of September 30, 2004). As of September 30, 2004, there were no amounts outstanding under this line of credit and the Company was in compliance with all covenants.
      During the nine months ended September 30, 2004, we amended our credit facility with Silicon Valley Bank to provide a $4.0 million credit facility to be used to finance certain qualified acquisitions. We are also required to comply with certain financial covenants under this acquisition credit facility, which require us to maintain a minimum tangible net worth of at least $3,000,000, to maintain a ratio of cash plus accounts receivable including 50% of unbilled revenue to current liabilities of at least 1.50 to 1.00, and to maintain a ratio of after tax earnings before interest, depreciation and amortization, annualized, divided by current maturities of long-term debt plus interest of at least 1.50 to 1.00. Borrowings under this arrangement bear interest equal to the average four year U.S. Treasury note yield plus 3.5% (7.11% as of September 30, 2004), and are repayable in thirty-six equal installments. We are entitled to make payments of accrued interest only for the first three monthly installments. As of September 30, 2004 the balance outstanding under this acquisition credit facility was $2.5 million and the Company was in compliance with all covenants.
      In connection with the acquisitions of Javelin Solutions, Inc., Vertecon, Inc. and Meritage Technologies, Inc., we were required to establish various letters of credit totaling $615,000 to serve as collateral for certain office space and equipment leases. These letters of credit reduce the borrowings available under our line of credit facility with Silicon Valley Bank. Two letters of credit totaling $365,000 will remain in effect through 2005, and the other letter of credit of $250,000 will remain in effect through 2007.
10.     Subsequent Events
      On December 15, 2004, we granted restricted stock awards under our 1999 Stock Option/Stock Issuance Plan to John T. McDonald, our Chief Executive Officer, and Jeffrey S. Davis, our President and Chief Operating Officer, of 175,000 and 87,500 shares of our common stock, respectively. These

PERFICIENT, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
restricted stock awards vest over seven years with 50% of the vesting in the last two years, subject to partial acceleration if certain revenue growth and operating profitability targets are met.
      On December 17, 2004, we, Perficient ZettaWorks, Inc., our wholly owned subsidiary (the “Acquisition Sub”) and ZettaWorks LLC entered into an Asset Purchase Agreement pursuant to which Acquisition Sub acquired substantially all of the assets and assumed certain liabilities of ZettaWorks (the “Acquisition”). The Acquisition closed on December 20, 2004. The total consideration paid in the Acquisition is $10.7 million, which amount includes approximately $2.9 million in cash and up to $7.8 million of our common stock, based on the average closing price of our common stock for the three trading days immediately preceding the acquisition, which amount remains subject to certain post-closing adjustments.
      On January 31, 2005 we amended our credit facility with Silicon Valley Bank. The amendment increased the total size of the Silicon Valley Bank credit facilities from $10 million to $13 million by increasing the accounts receivable line of credit from $6 million to $9 million. The amendment also modified the calculation of the ratio of cash plus accounts receivable to current liabilities to exclude all liabilities other than those to Silicon Valley Bank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Perficient, Inc. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Perficient, Inc. and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perficient, Inc. and Subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Austin, Texas
January 9, 2004

PERFICIENT, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

ASSETS
Current assets:
Cash	$1,525,002	$1,989,395
Accounts receivable, net of allowance for doubtful accounts of $661,248 in 2002 and $622,995 in 2003	3,938,373	5,534,607
Other current assets	382,542	297,058

Total current assets	5,845,917	7,821,060
Property and equipment:
Hardware	1,496,429	1,685,577
Furniture and fixtures	726,861	655,662
Leasehold improvements	234,285	234,671
Software	248,697	263,059
Accumulated depreciation	(1,495,254)	(2,139,824)

Net property and equipment	1,211,018	699,145
Net intangible assets	12,380,039	11,693,834
Other noncurrent assets	156,129	45,944

Total assets	$19,593,103	$20,259,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$426,686	$129,895
Line of credit	540,011	—
Current portion of capital lease obligation	235,034	—
Other current liabilities	2,304,433	3,310,872
Current portion of note payable to related party	485,477	366,920

Total current liabilities	3,991,641	3,807,687
Note payable to related party, less current portion	745,318	436,258
Capital lease obligation, less current portion	334,661	—

Total liabilities	5,071,620	4,243,945
Stockholders’ equity:
Preferred stock, $0.001 par value; 8,000,000 shares authorized; 3,095,000 shares in 2002 and 0 shares in 2003 issued and outstanding	3,095	—
Common stock, $0.001 par value; 40,000,000 shares authorized; 10,537,226 shares in 2002 and 14,033,246 shares in 2003 issued and outstanding	10,537	14,033
Additional paid-in capital	75,993,344	76,315,780
Unearned stock compensation	(164,773)	(26,623)
Accumulated other comprehensive loss	(35,366)	(51,830)
Retained deficit	(61,285,354)	(60,235,322)

Total stockholders’ equity	14,521,483	16,016,038

Total liabilities and stockholders’ equity	$19,593,103	$20,259,983

See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2003

Revenue
Services	$20,391,587	$24,534,617
Software	402,889	3,786,864
Reimbursable expenses	1,655,808	1,870,441

Total revenue	22,450,284	30,191,922
Cost of revenue
Project personnel costs	11,210,272	13,411,762
Software costs	343,039	3,080,894
Reimbursable expenses	1,655,808	1,870,441
Other project related expenses	330,100	453,412

Total cost of revenue	13,539,219	18,816,509

Gross margin	8,911,065	11,375,413
Selling, general and administrative	8,327,010	7,857,081
Stock compensation	240,688	135,927
Depreciation	687,570	670,436
Intangibles amortization	1,285,524	610,421
Restructuring, severance and other	579,427	—

Income (loss) from operations	(2,209,154)	2,101,548
Interest income	17,732	3,286
Interest expense	(203,569)	(285,938)
Other	(53)	(13,459)

Income (loss) before income taxes	(2,395,044)	1,805,437
Provision for income taxes	—	755,405

Net income (loss)	$(2,395,044)	$1,050,032

Beneficial conversion charge on preferred stock	(1,672,746)	—
Accretion of dividends on preferred stock	(163,013)	(157,632)

Net income (loss) available to common stockholders	$(4,230,803)	$892,400

Basic net income (loss) per share	$(0.53)	$0.08

Diluted net income (loss) per share	$(0.53)	$0.07

See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

								Unearned	Accumulated
	Preferred Stock		Common Stock				Additional	Stock	Other		Total
					Subscription		Paid-In	Compen-	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Receivable	Warrants	Capital	sation	Loss	Deficit	Equity

Balance at January 1, 2002	—	$—	6,288,566	$6,289	$—	$—	$66,140,446	$(348,021)	$(72,103)	$(58,890,310)	$6,836,301
Issuance of common stock and options in purchase of businesses	—	—	4,210,799	4,211	—	—	7,213,875	(266,173)	—	—	6,951,913
Issuance of Series A preferred stock, net of amount held in escrow	1,984,000	1,984	—	—	(1,984,000)	—	1,982,016	—	—	—	—
Issuance of warrants in connection with Series A preferred stock issuance	—	—	—	—	—	426,560	(426,560)	—	—	—	—
Release of preferred stock proceeds from escrow	—	—	—	—	1,984,000	—	—	—	—	—	1,984,000
Issuance cost for Series A preferred stock	—	—	—	—	—	6,595	(109,040)	—	—	—	(102,445)
Issuance of Series B preferred stock	1,111,000	1,111	—	—	—	—	998,889	—	—	—	1,000,000
Issuance cost for Series B preferred stock	—	—	—	—	—	—	(38,284)	—	—	—	(38,284)
Issuance of warrants in connection with Series B preferred stock issuance	—	—	—	—	—	170,085	(170,085)	—	—	—	—
Stock options exercised	—	—	37,861	37	—	—	7,580	—	—	—	7,617
Deferred stock compensation	—	—	—	—	—	—	(208,733)	208,733	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	240,688	—	—	240,688
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	36,737	—	36,737
Net loss	—	—	—	—	—	—	—	—	—	(2,395,044)	(2,395,044)

Total comprehensive loss											(2,358,307)

Balance at December 31, 2002	3,095,000	$3,095	10,537,226	$10,537	$—	$603,240	$75,390,104	$(164,773)	$(35,366)	$(61,285,354)	$14,521,483
Conversion of preferred stock	(3,095,000)	(3,095)	3,114,840	3,115	—	—	(20)	—	—	—	—
Forfeiture of merger consideration	—	—	(44,787)	(45)	—	—	(64,448)	—	—	—	(64,493)
Series A dividend payment	—	—	—	—	—	—	(45,457)	—	—	—	(45,457)
Other	—	—	10,327	10	—	—	10,215	—	—	—	10,225
Warrants exercised	—	—	151,500	151	—	(64,500)	364,349	—	—	—	300,000
Stock options exercised	—	—	264,140	265	—	—	133,185	—	—	—	133,450
Deferred stock compensation	—	—	—	—	—	—	(2,223)	2,223	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	135,927	—	—	135,927
Preferred stock issuance costs	—	—	—	—	—	—	(8,665)	—	—	—	(8,665)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(16,464)	—	(16,464)
Net income	—	—	—	—	—	—	—	—	—	1,050,032	1,050,032

Total comprehensive income											1,033,568

Balance at December 31, 2003	—	$—	14,033,246	$14,033	$—	$538,740	$75,777,040	$(26,623)	$(51,830)	$(60,235,322)	$16,016,038

See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2003

OPERATING ACTIVITIES
Net income (loss)	$(2,395,044)	$1,050,032
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	687,570	670,436
Intangibles amortization	1,285,524	610,421
Non-cash stock compensation	240,688	135,927
Non-cash interest expense	63,295	72,383
Non-cash interest income	(11,017)	—
Loss on disposal of assets	11,341	30,954
Changes in operating assets and liabilities (net of the effect of acquisitions):
Accounts receivable	887,275	(1,577,259)
Other assets	(85,167)	199,753
Accounts payable	149,608	(297,185)
Other liabilities	(476,737)	990,015

Net cash provided by operating activities	357,336	1,885,477
INVESTING ACTIVITIES
Purchase of property and equipment	(167,323)	(191,207)
Purchase of businesses, net of cash acquired	(725,848)	—
Payments on Javelin notes	(125,000)	(500,000)
Advances to Vertecon	(200,000)	—
Proceeds from disposal of assets	1,700	1,950

Net cash used in investing activities	(1,216,471)	(689,257)

FINANCING ACTIVITIES
Payments on capital lease obligation	(352,575)	(569,695)
Proceeds from short-term borrowings	533,641	166,282
Payments on short-term borrowings	(2,089,030)	(706,293)
Payments on long-term debt	(6,903)	—
Proceeds from issuance of preferred stock	2,984,000	—
Preferred stock issuance costs	(130,504)	(8,665)
Payment of dividends	—	(45,457)
Proceeds from stock issuances, net	7,617	433,450

Net cash provided by (used in) financing activities	946,246	(730,378)
Effect of exchange rate on cash and cash equivalents	25,653	(1,449)

Change in cash and cash equivalents	112,764	464,393
Cash and cash equivalents at beginning of period	1,412,238	1,525,002

Cash and cash equivalents at end of period	$1,525,002	$1,989,395

Supplemental disclosures:
Interest paid	$176,453	$207,326

Cash paid for income taxes	$—	$449,768

Non cash activities:
Common stock and options issued in purchase of businesses	$7,218,086	$—

Issuance of note payable in purchase of business	$1,292,500	$—

See accompanying notes.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
1.     Business Overview
      Perficient, Inc. (the “Company”) is an eBusiness solutions provider to large and major midsize companies and Internet software vendors. The Company enables its clients and partners to optimize profitability and strengthen customer relationships through reliable, quick-to-market eBusiness solutions. The Company provides a broad range of end-to-end business and technology solutions with a focus on serving the financial services, healthcare, technology and energy industries.
      The Company was incorporated on September 17, 1997 in Texas. The Company began operations in 1997 and is structured as a “C” corporation. On May 3, 1999 the Company reincorporated in Delaware. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.
2.     Summary of Significant Accounting Policies

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Revenue Recognition
      Revenues are primarily derived from professional services provided on a time and materials basis, with the remaining revenue derived from fixed fee engagements and software sales. For time and material contracts, revenue is recognized and billed by multiplying the number of hours expended in the performance of the contract by the established billing rates. For fixed fee projects, revenue is generally recognized using the proportionate performance method based on the ratio of hours expended to total estimated hours. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. On many projects the Company is also reimbursed for out-of-pocket expenses such as airfare, lodging and meals. These reimbursements are included as a component of revenue in accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, revenue from software resales is recorded on a gross basis based on the Company’s role as principal in the transaction. As provided in EITF 99-19 criteria to be considered “principal”, the Company is the primary obligator and bears the associated credit risk in the transaction. In the event the Company does not meet the requirements to be considered a principal in the software resale transaction and acts as an agent, the revenue would be recorded on a net basis.

Cash Equivalents
      Cash equivalents consist primarily of cash deposits and investments with original maturities of ninety days or less when purchased.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003

Advertising Expense
      The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 2002 and 2003 were not material.

Property and Equipment
      Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets (generally 2 to 5 years). Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Amortization of assets recorded under capital leases is computed using the straight-line method and is included in depreciation expense. The cost and accumulated amortization of assets recorded under capital leases was approximately $412,000 and $52,000, respectively, at December 31, 2002 and approximately $412,000 and $134,000, respectively, at December 31, 2003.

Intangible Assets
      Intangible assets, primarily resulting from purchase business combinations, are being amortized using the straight-line method with a life of two to three years for employment and non-compete agreements and a life of three to five years for customer relationship intangibles. Intangible assets consist of the following:

	December 31,

	2002	2003

Cost:
Employment and noncompete agreements	$550,000	$550,000
Customer relationships	3,600,000	3,600,000
Goodwill	36,384,000	36,308,000
Accumulated amortization:
Employment and noncompete agreements	(370,000)	(518,000)
Customer relationships	(2,805,000)	(3,267,000)
Goodwill	(24,979,000)	(24,979,000)

Net Book Value:	$12,380,000	$11,694,000

      Amortization expense for employment, non-compete agreements, and customer relationships is expected to be approximately $132,237 in 2004, $100,000 in 2005, $100,000 in 2006, and $32,237 in 2007.
      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under these rules, ratable amortization of intangibles assets with indefinite lives, including goodwill, has been replaced with periodic review and analysis to assess possible impairment. Intangible assets with definite lives must be amortized over their estimated useful lives. In accordance with SFAS No. 142, the Company assesses its goodwill on October 1 of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value to the net book value. In determining fair value, management utilizes a blended approach and calculates fair value based on market capitalization, revenue and earnings multiples based on industry comparables, and discounted

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
cash flow analysis. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.
      Business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future. The determination of the value of such intangible assets requires us to make estimates and assumptions that affect the Company’s consolidated financial statements. Management assesses potential impairments to intangible assets on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Management’s judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of the acquired businesses, market conditions and other factors. Future events could cause management to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on the Company’s results of operations by decreasing net income.

Impairment of Long-Lived Assets
      The Company evaluates its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be entirely recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. The Company adopted SFAS No. 144 as of January 1, 2002.

Income Taxes
      The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Transactions
      For the Company’s foreign subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year-end or period-end exchange rates, and income statement items are translated at average exchange rates prevailing during the year or period. Such translation adjustments are recorded in aggregate as a component of stockholders’ equity. Gains and losses from foreign currency denominated transactions, including a $7,500 loss during 2002 and a $15,800 gain in 2003, are included in other income (expense). Due to the on-going liquidation of the United Kingdom subsidiary, a foreign currency gain of $15,500 was transferred from cumulative translation adjustments and included as a component of net income for the year ended December 31, 2003.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003

Segments
      The Company follows the provisions of the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. Under this definition, the Company operates as a single segment for all periods presented. The Company’s chief operating decision maker is considered to be the Chief Executive Officer and Chairman of the Board. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the consolidated level.

Earnings Per Share
      The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares outstanding and the number of equivalent shares which would be issued related to the stock options and warrants using the treasury method, contingently issuance shares, and convertible preferred stock using the if-converted method, unless such additional equivalent shares are anti-dilutive.

Stock-Based Compensation
      SFAS No. 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued To Employees, (“APB 25”), which allows the use of the intrinsic value method. The Company’s basis for electing accounting treatment under APB 25 is principally due to the satisfactory incorporation of the dilutive effect of these shares in the reported earnings per share calculation and the presence of pro forma supplemental disclosure of the estimated fair value methodology prescribed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. The fair value of options was calculated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for the year ended December 31, 2002 and 2003, respectively: risk free interest rate of 3.5% and 2.98%; dividend yield of 0%; weighted-average expected life of options of 5 years; and a volatility factor of 1.066 and 1.515.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models in general require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different than traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its stock options.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
      The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123:

	Year Ended December 31,

	2002	2003

Net income (loss) available to common stockholders— as reported	$(4,230,803)	$892,400
Total stock-based compensation costs included in the determination of net income (loss) available to common stockholders as reported	240,688	135,927
The stock-based employee compensation cost that would have been included in the determination of net income (loss) available to common stockholders if the fair value based method had been applied to all awards	(2,783,044)	(1,147,235)

Pro forma net income (loss)	$(6,773,159)	$(118,908)

Earnings per share
Basic— as reported	$(0.53)	$0.08

Diluted— as reported	$(0.53)	$0.06

Basic and diluted— pro forma	$(0.84)	$(0.01)

Fair Value of Financial Instruments
      Cash equivalents, accounts receivable, accounts payable, other accrued liabilities, and debt are stated at cost which approximates fair value due to the short-term maturity of these instruments.

Recently Issued Accounting Standards
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. Management does not believe that the adoption of FIN 46 will have a material impact on the Company’s consolidated results of operations or financial position.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The changes that resulted from the issuance of SFAS No. 150 did not have a material effect on the Company’s consolidated results of operations or financial position.
      In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.
3.     Net Income (Loss) Per Share
      Computations of the net income (loss) per share are as follows:

	Year Ended December 31,

	2002	2003

Net income (loss)	$(2,395,044)	$1,050,032
Beneficial conversion charge on preferred stock	(1,672,746)	—
Accretion of dividends on preferred stock	(163,013)	(157,632)

Net income (loss) available to common stockholders	$(4,230,803)	$892,400

Basic:
Weighted-average shares of common stock outstanding	9,173,657	11,364,203
Weighted-average shares of common stock subject to contingency	(1,132,506)	(545,786)

Shares used in computing basic net income (loss) per share	8,041,151	10,818,417

Effect of dilutive securities:
Weighted-average shares of common stock subject to contingency	—	545,786
Preferred stock	—	2,531,436
Stock options	—	1,410,512
Warrants	—	—

Shares used in computing diluted net income (loss) per share	8,041,151	15,306,151

Basic net income (loss) per share	$(0.53)	$0.08

Diluted net income per share	$(0.53)	$0.06

      Diluted net loss per share is the same as basic net loss per share for the year ended December 31, 2002, as the effect of the assumed exercise of stock options and warrants, the issuance of contingently issuable shares resulting from business combinations, and shares of common stock issuable upon the conversion of convertible preferred stock is anti-dilutive due to the Company’s net loss for that period. Diluted net loss per share for the year ended December 31, 2002 excludes common stock equivalents of 4,274,225.

4.	Concentration of Credit Risk and Significant Customers
      Cash and accounts receivable potentially expose the Company to concentrations of credit risk. Excess cash is placed with highly rated financial institutions. The Company provides credit, in the normal course of business, to its customers. The Company generally does not require collateral or up front payments. The Company performs periodic credit evaluations of its customers and maintains allowances for potential credit losses. Customers can be denied access to services in the event of non-payment. In August 2003, the Company entered into a one-year extension of its existing services

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
agreement with IBM under which the Company provides deployment, integration and training services to IBM’s WebSphere customers which are billed on a time and materials basis. The agreement will expire on September 1, 2004. The current contract stipulates that IBM may cancel the contract prior to its expiration date of September 1, 2004 upon 5 days written notice. Revenue from IBM accounted for approximately 35% of total revenue for both 2002 and 2003, and accounts receivable from IBM accounted for approximately 35% and 37% of total accounts receivable as of December 31, 2002 and December 31, 2003, respectively. In the event that IBM is no longer a customer following the cancellation or termination of the Company’s current agreement, the Company’s revenue would decrease significantly and, as with the loss of any significant customer, management may need to counteract this type of revenue decrease by reducing headcount to align with the lower demand for the Company’s services. Due to the Company’s significant fixed operating expenses, the loss of sales to IBM could result in the Company’s inability to generate net income for some time in the future.
5.     Employee Benefit Plan
      The Company has a qualified 401(k) profit sharing plan available to full-time employees who meet the plan’s eligibility requirements. This defined contribution plan permits employees to make contributions up to maximum limits allowed by the Internal Revenue Code. The Company, at its discretion, matches a portion of the employee’s contribution under a predetermined formula based on the level of contribution and years of vesting services. The Company made matching contributions equal to 25% of the first 6% of employee contributions totaling $130,000 and $143,000 during 2002 and 2003, respectively, which vest over a three year period of service. The Company’s related costs for the plan were approximately $32,000 and $19,000 during 2002 and 2003, respectively.
6.     Stockholders’ Equity

Preferred Stock
      The Company entered into a Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2002, with 2M Technology Ventures, L.P. (“2M”) under which the Company sold 1,111,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), to 2M for a purchase price of approximately $0.90 per share. The Company used the proceeds from the sale of the Series B Preferred Stock to strengthen its working capital position and for other corporate purposes. Each share of Series B Preferred Stock was initially convertible into one share of Perficient common stock at the election of the holder. The agreement also stipulated criteria for the automatic conversion of Series B preferred shares into common shares in the event that the closing price for Perficient’s common stock is greater than $3 per share for 20 consecutive days with an average trading volume greater than 50,000 shares over that same period. As of November 11, 2003, the criteria for automatic conversion were met, and accordingly, all outstanding shares of Series B preferred stock were converted to 1,111,000 shares of common stock. The Company has also issued to 2M a Warrant to purchase up to 555,500 shares of Perficient common stock in connection with this sale of Series B Preferred Stock.
      2M was given the option to purchase up to an additional 1,666,500 shares of Series B Preferred Stock on the same terms as described above, however, this option was not exercised and expired on June 26, 2003.
      Simultaneously with the sale of shares to 2M by the Company, 2M purchased from Steven Papermaster, Robert Anderson and Bryan Menell, 300,000, 100,000 and 100,000 shares of Perficient common stock, respectively, for $0.75 per share. Mr. Papermaster was a member of the Company’s

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
Board of Directors at the time of the transaction and each of Messrs. Papermaster, Menell and Anderson are or had been significant holders of Perficient common stock.
      In addition, the Company entered into Registration Rights Agreements with 2M pursuant to which the Company filed on October 10, 2002 a preliminary registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issuable upon the conversion of the Series B preferred stock (and exercise of the Warrants) sold in the private placement. Each share of Series B preferred stock had voting rights equal to the number of shares of common stock into which the preferred stock could then be converted. The Series B preferred stock accrued dividends payable in our common stock at an annual rate per share equal to $0.90 multiplied by an 8% interest rate. Accrued dividends on the Series B preferred stock totaled approximately $41,205 as of December 31, 2002 and $110,027 as of November 10, 2003, the date of the automatic conversion. The accrued dividends on the Series B preferred stock were forfeited under the terms of the automatic conversion.
      In connection with Series B preferred stock issuance, the Company recognized a beneficial conversion charge equal to approximately $459,000, which represents the intrinsic value of the feature using a fair market value of common stock of $1.16 and an exchange ratio of 1.34:1, in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments. The beneficial conversion charge was calculated by first deducting the value of the warrants issued from the proceeds to compute an effective conversion ratio. The warrants were valued at approximately $170,000 using the Black-Scholes valuation model, an assumed volatility of 50%, a risk-free interest rate of 3.5%, a weighted-average expected life of 4 years, and a dividend rate of 0%.
      The Company entered into a Convertible Preferred Stock Purchase Agreement, dated as of December 21, 2001, with a limited number of investors under which the Company sold 1,984,000 shares of Series A Convertible Preferred Stock (“Series A”) to such investors for a purchase price of $1.00 per share, for gross proceeds of $1,984,000. The Company used the proceeds from the sale of the Series A Preferred Stock to strengthen its working capital position and for other corporate purposes. Each share of Series A preferred stock was initially convertible into one share of Perficient common stock at the election of the holder, based on a conversion ratio as defined in the agreement, initially set at $1 and adjusted from time to time based on certain anti-dilution provisions. The Company has also issued warrants to purchase 992,000 shares of Perficient common stock in connection with this sale of Series A preferred stock. For every two shares of Series A preferred stock purchased by an investor, such investor received a Warrant to purchase one share of Perficient common stock at an initial exercise price of $2.00 per share of common stock. In addition, the Company entered into Registration Rights Agreements with each of the purchasers pursuant to which the Company filed a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issuable upon the conversion of the Series A preferred stock (and exercise of the Warrants) sold in the private placement which registration statement was declared effective by the Securities and Exchange Commission on October 10, 2002. Each share of Series A preferred stock had voting rights equal to the number of shares of common stock into which the preferred stock could then be converted. The Series A preferred stock accrues dividends at an annual rate per share equal to $1.00 multiplied by the prime rate plus 150 basis points. Accrued dividends on the Series A preferred stock totaled approximately $121,808 as of December 31, 2002 and $210,617 on November 10, 2003, the automatic conversion date. The company paid cash dividends totaling $45,457 to certain holders of Series A

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
Preferred Stock who had voluntarily elected to convert their holdings to common stock prior to the automatic conversion date. The accrued dividends on the Series A preferred stock that was not voluntarily converted prior to November 10, 2003 were forfeited under the terms of the automatic conversion.
      In connection with Series A preferred stock issuance, the Company recognized a beneficial conversion charge equal to approximately $1,180,000, which represents the intrinsic value of the feature using a fair market value of common stock of $1.38 and an exchange ratio of 1.27:1, in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments. The beneficial conversion charge was calculated by first deducting the value of the warrants issued from the proceeds to compute an effective conversion ratio. The warrants were valued at approximately $427,000 using the Black-Scholes valuation model, an assumed volatility of 50%, a risk-free interest rate of 3.5%, a weighted-average expected life of 4 years, and a dividend rate of 0%.
      The Company obtained access to $825,000 of the proceeds from the Series A preferred stock issuance in January 2002. The remainder of the funds remained in escrow subject to the completion of the acquisitions of Javelin Solutions, Inc. and Primary Webworks, Inc. d/b/a Vertecon, Inc. The Company obtained access to the remaining $1,159,000 in May 2002.
      As a result of the Series B issuance discussed above, the conversion ratio for the Series A preferred stock decreased to approximately $0.99. Additionally, as a result of the Series B preferred stock issuance, the number of warrants issued to the Series A investors increased to 1,001,920 and the exercise price was adjusted to approximately $1.98 per share. A beneficial conversion charge of $22,000 related to the change in the Series A preferred stock conversion ratio and a beneficial conversion charge of $11,000 related to the increase in the number of common shares issuable upon the exercise of the warrants was recognized during the second quarter of 2002.

Common Stock
      In May 1999, the Company’s Board of Directors and stockholders approved the 1999 Stock Option/ Stock Issuance Plan (the “1999 Plan”). The 1999 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company’s commons stock, (ii) the discretionary issuance of common stock directly to eligible individuals, and (iii) the automatic issuance of stock options to non-employee board members. The Compensation Committee of the Board of Directors administers the 1999 Plan, and determines the exercise price and vesting period for each grant. Options granted under the 1999 Plan have a maximum term of 10 years. In the event that the Company is acquired, whether by merger or asset sale or board-approved sale by the stockholders of more than 50% of the Company’s voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the Company’s repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee may grant options under the discretionary option grant program that will accelerate in the acquisition even if the options are assumed or that will accelerate if the optionee’s service is subsequently terminated. The compensation committee may grant options and issue shares that accelerate in connection with a hostile

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
change in control effected through a successful tender offer for more than 50% of the Company’s outstanding voting stock or by proxy contest for the election of board members, or the options and shares may accelerate upon a subsequent termination of the individual’s service.
      The Company has granted stock options to various employees under the terms of the respective employee agreements. The stock options generally vest over three years. The term of each option is ten years from the date of grant.
      The Company recognized $240,688 and $135,927 of stock compensation expense during 2002 and 2003, respectively, as a result of options granted to employees with exercise prices below the fair market value of the underlying common stock on the date of grant, certain modifications to existing options, and the grant of options to certain non-employees. During 2002, the Company recognized deferred compensation totaling $266,173 related to the acquisition of Javelin that is being amortized over the vesting period of the related options. Stock-compensation expense is recognized on a straight-line basis over the related vesting periods. Stock compensation expense for option grants to non-employees was determined using a Black-Scholes pricing model.
      A summary of changes in common stock options during 2002 and 2003 is as follows:

			Weighted-
			Average
		Range of	Exercise
	Shares	Exercise Prices	Price

Options outstanding at January 1, 2002	3,290,278	$0.02 – $26.00	$4.06
Options granted	1,997,825	$0.3 – $8.62	$1.20
Options exercised	(37,861)	$0.03 – $0.74	$0.20
Options canceled	(859,516)	$0.03 – $26.00	$3.91

Options outstanding at December 31, 2002	4,390,726	$0.02 – $26.00	$2.82
Options granted	2,416,373	$0.50 – $2.81	$1.53
Options exercised	(264,140)	$0.03 – $1.39	$0.51
Options canceled	(816,767)	$0.03 – $26.00	$2.66

Options outstanding at December 31, 2003	5,726,192	$0.02 – $26.00	$2.42

Options vested, December 31, 2002	2,374,956	$0.02 – $16.94	$3.61

Options vested, December 31, 2003	2,684,572	$0.02 – $16.94	$3.46

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
      The following is additional information related to stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

			Weighted-
		Weighted-	Average		Weighted-
		Average	Remaining		Average
		Exercise	Contractual		Exercise
Range of Exercise Prices	Options	Price	Life (Years)	Options	Price

$ 0.02 – $ 0.50	1,224,262	$0.40	8.33	341,624	$0.16
$ 0.60 – $ 1.41	1,634,600	$1.15	8.34	848,418	$1.14
$ 2.28 – $ 4.50	2,531,277	$2.93	8.54	1,160,202	$3.64
$ 5.07 – $12.97	211,375	$10.26	6.35	209,650	$10.28
$13.25 – $26.00	124,678	$15.18	6.18	124,678	$15.18

$ 0.02 – $26.00	5,726,192	$2.42	8.31	2,684,572	$3.46

      At December 31, 2002 and 2003, the weighted-average remaining contractual life of outstanding options was 8.27 and 8.31 years, respectively. The weighted-average grant-date fair value per share of options granted during 2002 and 2003 at market prices was approximately $0.90 and $1.53, respectively. The weighted-average grant-date fair value per share of options granted during 2002 at below market prices was approximately $1.31. During 2003 there were no option grants at below market prices. The weighted-average grant-date fair value per share of options granted during 2002 and 2003 at above market prices was approximately $0.95 and $1.15, respectively.
      At December 31, 2002 and 2003, 11,500,177 and 9,065,879 shares of common stock were reserved for future issuance (at December 31, 2002 6,695,003 shares were reserved for options, 3,114,207 shares were reserved for preferred stock, and 1,690,967 shares were reserved for warrants and at December 31, 2003 7,526,045 shares were reserved for options and 1,539,834 shares were reserved for warrants), and 2,304,276 and 1,799,852 options were available for future grants, respectively.
      The following table summarizes information regarding warrants outstanding and exercisable as of December 31, 2003:

Warrants Outstanding and Exercisable

Exercise Price	Warrants

$21.00	25,000
$12.00	100,000
$ 8.00	3,750
$ 2.00	555,500
$ 1.98	855,584

$ 1.98 – $21.00	1,539,834

7.	Line of Credit and Long Term Debt
      The Company has a line of credit facility providing for a borrowing capacity of up to $6,000,000 or 80% of the eligible receivables, subject to certain borrowing base calculations as defined. Borrowings under this agreement, which expires December 2004, bear interest at the bank’s prime rate plus 1.00% (5.00% at December 31, 2003). The Company is required to maintain certain financial covenants under this agreement. The line of credit is collateralized by substantially all the assets of the Company. The

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
Company must pay unused line fee charges equal to 0.12%. The amount available for borrowing at December 31, 2003 was $3,072,591.
      Notes payable to related party at December 31, 2002 and 2003 consisted of a non interest-bearing note issued to the shareholders of Javelin Solutions, Inc. (“Javelin”) in April 2002 in connection with the Company’s acquisition of Javelin. The note provides for payments totaling $1,500,000, of which $875,000 remained outstanding on December 31, 2003. The Company made payments totaling $62,500 in January 2004 and expects to make subsequent payments as follows: $312,500 in April 2004, $250,000 in April 2005, and $250,000 in April 2006. For financial reporting purposes, an imputed interest rate of 7.5% was used to compute the net present value of the note payments. These notes are subordinate to the Company’s line of credit.
      Future minimum debt repayments as of December 31, 2003 are as follows:

Note Payable to
Related Party

2004	$375,000
2005	250,000
2006	250,000
Thereafter	—

875,000

Less amount representing interest	(71,822)

Present value of debt commitments	803,178
Less current portion	(366,920)

Long term portion	$436,258

8.	Income Taxes
      As of December 31, 2003, the Company had tax net operating loss carry forwards of approximately $2.4 million that will begin to expire in 2019 if not utilized.
      Utilization of net operating losses may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
      Significant components of the provision for income taxes attributable to continuing operations are as follows:

	Year Ended
	December 31,

	2002	2003

Current:
Federal	$—	$487,332
Foreign	—	173,730
State	—	94,343

Total current	—	755,405

Deferred:
Federal	—	—
Foreign	—	—
State	—	—

Total deferred	—	—

	$—	$755,405

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31, 2002 and 2003 are as follows:

	December 31,

	2002	2003

Deferred tax liabilities:
Deferred income	$(370,901)	$(236,179)

Total deferred tax liabilities	(370,901)	(236,179)

Deferred tax assets:
Depreciable assets	57,128	134,648
Tax loss carryforwards	1,252,402	887,232
Bad debt	210,521	198,189
Stock compensation	145,297	4,111
Accrued liabilities and other	92,489	68,603

Total deferred tax assets	1,757,837	1,292,783
Valuation allowance for deferred tax assets	(1,386,936)	(1,056,604)

Net deferred tax assets	370,901	236,179

Net deferred taxes	$—	$—

      The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of earnings history. The valuation allowance increased by approximately $1,152,000 during 2002 and decreased by approximately $330,000 during 2003. The 2003 decrease is primarily due to the use of tax attributes

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
that were not previously benefited. As of December 31, 2003, approximately $693,000 of the valuation allowance relates to acquired entities, and as such, if realized, will reduce goodwill or other noncurrent intangible assets prior to resulting in an income tax benefit.
      Undistributed earnings of the Company’s foreign subsidiary are considered to be permanently reinvested and, accordingly, no provision for US federal and/or state income taxes has been provided thereon.
      The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,

	2002	2003

Tax at statutory rate of 34%	$(814,315)	$613,849
State taxes, net of federal benefit	(37,385)	125,494
Goodwill	414,040	207,542
Effect of foreign operations	(12,143)	75,739
Change in valuation allowance	459,685	(330,332)
Other	(9,882)	63,113

	$—	$755,405

9.	Commitments and Contingencies
      The Company leases its office facilities and certain equipment under various operating and capital lease agreements. The Company has the option to extend the term of certain of its office facilities leases. Future minimum commitments under these lease agreements are as follows:

Operating
Leases

2004	$1,183,158
2005	1,236,920
2006	574,126
2007	242,639
2008	86,610
Thereafter	34,671

Total minimum lease payments	$3,358,124

      Rent expense for the years ended December 31, 2002 and 2003 was $1,281,000 and $1,322,000, respectively. The Company expects to receive sublease income of $220,000 during 2004, $27,000 during 2005 and 2006, and $11,000 during 2005. The expected sublease amounts are reflected as a reduction of the lease commitments presented above.
      As required by certain of the Company’s office and equipment leases, the Company has established letters of credit totaling $550,000 to serve as collateral for these certain leases. These letters of credit reduce the amount of borrowing available under the Company’s line of credit.
      The Company signed a new employment agreement with its CEO, effective January 1, 2004.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003

10.	Segments of Business and Geographic Area Information
      The Company considers its business activities to constitute a single segment of business. A summary of the Company’s operations by geographic area follows:

	Year Ended December 31,

	2002	2003

Revenue:
United States	$20,309,905	$29,169,721
Canada	748,943	905,905
United Kingdom	1,391,436	116,296

Total revenue	$22,450,284	$30,191,922

Net income (loss):
United States	$(2,506,025)	$863,929
Canada	42,125	3,630
United Kingdom	68,856	182,473

Total net income (loss)	$(2,395,044)	$1,050,032

Identifiable assets:
United States	$18,898,766	$19,935,222
Canada	256,737	243,379
United Kingdom	437,600	81,382

Total identifiable assets	$19,593,103	$20,259,983

11.	Restructuring
      During 2002, the Company implemented certain workforce reductions and office closures resulting in charges of approximately $579,000, consisting of severance pay and related benefits for former employees as well as costs associated with the closure of the London office. The Company recognized $118,000 of costs during 2002 related to the closure of the London office, which consisted of severance and benefits, lease commitments, as well as expected losses on the disposal of fixed assets, attorney and accounting fees, and other costs. As part of these restructurings, the Company reduced its workforce by a total of 30 employees, of which 17 were technology professionals and 13 were involved in selling, general administration and marketing. As of December 31, 2002, approximately $228,000 of restructuring costs was included in other current liabilities, all of which was paid during 2003.
      There was no such restructuring during 2003.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003

12.	Balance Sheet Components

	December 31,

	2002	2003

Accounts receivable:
Accounts receivable	$3,878,380	$4,932,165
Unbilled revenue	721,241	1,225,437
Allowance for doubtful accounts	(661,248)	(622,995)

Total	$3,938,373	$5,534,607

Other current liabilities:
Accrued bonus	$634,286	$1,150,614
Accrued restructuring and severance costs	228,145	—
Accrued vacation	241,857	220,443
Other payroll liabilities	268,630	30,934
Sales and use taxes	45,792	85,187
Accrued income taxes	136,486	425,977
Other accrued expenses	455,344	484,524
Software cost of sales	—	646,085
Accrued medical claims	17,705	5,000
Deferred revenue	276,188	262,107

Total	$2,304,433	$3,310,872

13.	Related Party Transaction
      During 2002, the Company executed an amendment to a non-compete agreement with a former employee, and as consideration, the Company required this individual to sell a portion of his holdings totaling 400,000 shares of Perficient common stock. With the consent of the Company, John T. McDonald, the Chairman and Chief Executive Officer of the Company, purchased 133,333 shares from this individual at a price of $0.375 per share.

14.	Business Combinations
      On April 26, 2002, the Company consummated the acquisition of Primary Webworks, Inc. d/b/a Vertecon, Inc. (“Vertecon”), a Missouri corporation, through the merger of Vertecon with and into a wholly-owned subsidiary, Perficient Vertecon, Inc., a Delaware corporation. Perficient Vertecon, Inc. is the surviving corporation to the merger. Vertecon was a St. Louis based eBusiness Solutions provider that used advanced technology solutions to create competitive business advantages for its clients. Vertecon provided its customers with comprehensive solutions across the e-Business life cycle, including strategy, architecture, design, development and implementation services. The Company acquired Vertecon for an aggregate purchase price of approximately $3,247,000, subject to certain post-closing adjustments. The purchase price consisted of 1,994,586 shares of Perficient common stock, of which approximately 551,985 shares were held in escrow until April 2003 at which time 44,787 shares of common stock were forfeited and canceled in accordance with the escrow agreement, the assumption of outstanding Vertecon options and direct acquisition costs. The common stock issued in the Vertecon acquisition was valued at $1.44 per share, which represents the average close price of the Company’s

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
common stock at the announcement of the acquisition in October 2001. The acquisition of Vertecon was consummated in order to increase and diversify Perficient’s revenue base, add significant and longstanding customer relationships, provide geographic expansion into the St. Louis market, increase the number of qualified information technology consultants, and add experienced members of management among other factors. The majority of the excess cost over fair value of assets is attributed to the at-will workforce and, accordingly, is recorded as goodwill.
      On April 26, 2002, the Company consummated the acquisition of Javelin Solutions, Inc. (“Javelin”), a Minnesota “S” corporation, through the merger of Javelin with and into a wholly-owned subsidiary, Perficient Javelin, Inc., a Delaware corporation. Perficient Javelin, Inc. is the surviving corporation to the merger. Javelin Solutions, Inc. was a Minneapolis-based professional services firm providing eBusiness strategy consulting, application design, implementation and integration services to large and major midsize companies. Javelin helped its clients define eBusiness strategies to improve their competitive position and business efficiency and would then design, architect, develop and implement solutions to execute those strategies. Javelin would seek to solve complex eBusiness challenges and create solutions that provided its clients with significant competitive advantages. Javelin offered a full range of integrated services consisting of strategic consulting, design of information architectures, and the creation, customization and implementation of software applications. Javelin also provided consulting services to help clients address security issues and web hosting decisions. As part of these services, Javelin provided application management services for its clients. The Company acquired Javelin for an aggregate purchase price of approximately $5,951,000, subject to certain post-closing adjustments. The purchase price consists of 2,216,255 shares of Perficient common stock, of which approximately 1,108,127 shares were held in escrow until released in April 2003, $1,500,000 in non-interest bearing promissory notes, the assumption of outstanding Javelin options and direct acquisition costs. The notes issued consist of $1,000,000 that are payable in four equal annual installments, and $500,000 (all unpaid installments of these notes issued to certain employee shareholders are subject to forfeiture upon the termination of such employee shareholder for any reason during the two year period following the closing) that are payable in eight quarterly installments. The common stock issued in the Javelin acquisition was valued at $1.70 per share, which represents the average close price of the Company’s common stock at the announcement of the acquisition in October 2001. The note payable was discounted using an assumed interest rate of 7.5%. The acquisition of Javelin was consummated in order to increase and diversify Perficient’s revenue base, add significant and longstanding customer relationships, provide geographic expansion into the Minneapolis market, increase the number of qualified information technology consultants, and add experienced members of management among other factors. The majority of the excess cost over fair value of assets is attributed to the at-will workforce and, accordingly, is recorded as goodwill.
      The aggregate purchase price for the acquisitions of Vertecon and Javelin is as follows:

	Vertecon	Javelin

Common stock	$2,874,997	$3,777,127
Note (less imputed interest of $210,000)	—	1,292,500
Assumption of existing option plan	16,053	549,909
Transaction broker fee	105,500	131,000
Direct acquisition costs	250,479	200,249

	$3,247,029	$5,950,785

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2003
      The allocation of the purchase price for the acquisitions of Vertecon and Javelin is as follows:

	Vertecon	Javelin

Cash	$—	$178,950
Accounts receivable, net	647,522	1,568,958
Other current assets	26,767	55,794
Other long term assets	53,323	—
Fixed assets	472,267	534,715
Intangibles	4,860,087	5,256,373
Accounts payable	(322,451)	(138,765)
Other current liabilities	(647,029)	(687,219)
Line of credit	(795,400)	(600,000)
Note and interest payable to Perficient	(814,487)	—
Capital lease obligation	(193,288)	(484,194)
Accrued severance	(40,282)	—
Deferred stock compensation	—	266,173

	$3,247,029	$5,950,785

      Intangible assets recorded in connection with the acquisitions of Vertecon and Javelin are as follows:

	Vertecon	Javelin

Customer relationships	$250,000	$250,000
Employment and non-compete agreements	100,000	100,000
Goodwill	4,510,087	4,906,373

	$4,860,087	$5,256,373

      The customer relationship intangibles are being amortized over a five-year life and the employment and non-compete agreement intangibles are being amortized over a two-year life.
      The acquisitions of Vertecon and Javelin were recorded under the purchase method of accounting. Accordingly, the results of operations of Vertecon and Javelin have been included with those of the Company for periods subsequent to April 26, 2002.
      In connection with the acquisitions of Vertecon and Javelin, we paid a broker fee to WWC Capital Group, LLC of approximately $236,500. Michael J. Cromwell, III, a director of Perficient at the time of the transaction, is a partner of WWC Capital Group, LLC.

15.	Subsequent Event (Unaudited)
      During the period January 1, 2004 through March 29, 2004 the Company issued 984,750 shares of common stock pursuant to the exercise of warrants, with exercise prices ranging from $1.98 to $2.00, that have been previously issued in connection in connection with its Series A Preferred Stock and Series B Preferred Stock financings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Perficient, Inc. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Perficient, Inc. and Subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perficient, Inc. and Subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Austin, Texas
February 19, 2003

PERFICIENT, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2002

ASSETS
Current assets:
Cash	$1,412,238	$1,525,002
Accounts receivable, net of allowance for doubtful accounts of $363,327 in 2001 and $661,248 in 2002	2,594,435	3,938,373
Note and interest receivable from Vertecon	603,469	—
Other current assets	157,302	382,542

Total current assets	4,767,444	5,845,917
Property and equipment:
Hardware	822,409	1,496,429
Furniture and fixtures	273,500	726,861
Leasehold improvements	110,786	234,285
Software	158,362	248,697
Accumulated depreciation	(831,109)	(1,495,254)

Net property and equipment	533,948	1,211,018
Net intangible assets	3,550,100	12,380,039
Deferred acquisition expenses	104,885	—
Other noncurrent assets	161,318	156,129

Total assets	$9,117,695	$19,593,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$243,160	$426,686
Line of credit	700,000	540,011
Current portion of note payable	3,144	—
Current portion of capital lease obligation	38,373	235,034
Other current liabilities	1,288,576	2,304,433
Current portion of note payable to related party	—	485,477

Total current liabilities	2,273,253	3,991,641
Note payable, less current portion	3,667	—
Note payable to related party, less current portion	—	745,318
Capital lease obligation, less current portion	4,474	334,661

Total liabilities	2,281,394	5,071,620
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 8,000,000 shares authorized; 3,095,000 shares in 2002 issued and outstanding	—	3,095
Common stock, $0.001 par value; 40,000,000 shares authorized; 6,288,566 shares in 2001 and 10,537,266 shares in 2002 issued and outstanding	6,289	10,537
Additional paid-in capital	66,140,446	75,993,344
Unearned stock compensation	(348,021)	(164,773)
Accumulated other comprehensive loss	(72,103)	(35,366)
Retained deficit	(58,890,310)	(61,285,354)

Total stockholders’ equity	6,836,301	14,521,483

Total liabilities and stockholders’ equity	$9,117,695	$19,593,103

See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002

Revenue	$23,537,610	$22,450,284
Less project expenses	(3,120,967)	(1,985,908)

	20,416,643	20,464,376
Cost of revenue	11,879,224	11,553,311

Gross margin	8,537,419	8,911,065

Operating expenses:
Selling, general and administrative	8,337,457	8,327,010
Stock compensation	663,948	240,688
Depreciation	494,586	687,570
Intangibles amortization	15,312,280	1,285,524
Impairment charge	26,798,178	—
Restructuring, severance and other	766,477	579,427

Total operating expenses	52,372,926	11,120,219

Loss from operations	(43,835,507)	(2,209,154)
Interest income	31,093	17,732
Interest expense	(122,395)	(203,569)
Other	(1,608)	(53)

Loss before income taxes	(43,928,417)	(2,395,044)
Provision (benefit) for income taxes	(42,261)	—

Net loss	$(43,886,156)	$(2,395,044)

Beneficial conversion charge on preferred stock	—	(1,672,746)
Accretion of dividends on preferred stock	—	(163,013)

Net loss available to common stockholders	$(43,886,156)	$(4,230,803)

Basic and diluted net loss per share	$(7.46)	$(0.53)

See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

									Accumulated
	Preferred Stock		Common Stock				Additional	Unearned	Other		Total
					Subscription		Paid-in	Stock	Comprehensive	Retained	Shareholders’
	Shares	Amount	Shares	Amount	Receivable	Warrants	Capital	Compensation	Loss	Deficit	Equity

Balance at January 1, 2001	—	$—	6,252,233	$6,252	$—	$—	$65,049,514	$(76,000)	$(1,665)	$(15,004,154)	$49,973,947
Issuance of common stock, net of issuance costs	—	—	10,833	11	—	—	38,989	—	—	—	39,000
Stock options exercised	—	—	20,000	20	—	—	5,980	—	—	—	6,000
Issuance of stock to acquisition broker	—	—	5,500	6	—	—	109,994	—	—	—	110,000
Deferred stock compensation	—	—	—	—	—	—	967,303	(967,303)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	(31,334)	695,282	—	—	663,948
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(70,438)	—	(70,438)
Net loss	—	—	—	—	—	—	—	—	—	(43,886,156)	(43,886,156)

Total comprehensive loss											(43,956,594)

Balance at December 31, 2001	—	—	6,288,566	6,289	—	—	66,140,446	(348,021)	(72,103)	(58,890,310)	6,836,301
Issuance of common stock and options in purchase of businesses	—	—	4,210,799	4,211	—	—	7,213,875	(266,173)	—	—	6,951,913
Issuance of Series A preferred stock, net of amount held in escrow	1,984,000	1,984	—	—	(1,984,000)	—	1,982,016	—	—	—	—
Issuance of warrants in connection with Series A preferred stock issuance	—	—	—	—	—	426,560	(426,560)	—	—	—	—
Release of preferred stock proceeds from escrow	—	—	—	—	1,984,000	—	—	—	—	—	1,984,000
Issuance cost for Series A preferred stock	—	—	—	—	—	6,595	(109,040)	—	—	—	(102,445)
Issuance of Series B preferred stock	1,111,000	1,111	—	—	—	—	998,889	—	—	—	1,000,000
Issuance cost for Series B preferred stock	—	—	—	—	—	—	(38,284)	—	—	—	(38,284)
Issuance of warrants in connection with Series B preferred stock issuance	—	—	—	—	—	170,085	(170,085)	—	—	—	—
Stock options exercised	—	—	37,861	37	—	—	7,580	—	—	—	7,617
Deferred stock compensation	—	—	—	—	—	—	(208,733)	208,733	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	240,688	—	—	240,688
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	36,737	—	36,737
Net loss	—	—	—	—	—	—	—	—	—	(2,395,044)	(2,395,044)

Total comprehensive loss											(2,358,307)

Balance at December 31, 2002	3,095,000	$3,095	10,537,226	$10,537	$—	$603,240	$75,390,104	$(164,773)	$(35,366)	$(61,285,354)	$14,521,483
See accompanying notes.

PERFICIENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2002

OPERATING ACTIVITIES
Net loss	$(43,886,156)	$(2,395,044)
Adjustments to reconcile net loss to cash provided by operations:
Depreciation	494,586	687,570
Intangibles amortization	15,312,280	1,285,524
Impairment charge	26,798,178	—
Non-cash stock compensation	663,948	240,688
Other non-cash expense	39,000	11,341
Non-cash interest expense	—	63,295
Non-cash interest income	—	(11,017)
Changes in operating assets and liabilities (net of the effect of acquisitions)
Accounts receivable	4,349,789	887,275
Other assets	50,214	(85,167)
Accounts payable	(114,122)	149,608
Accrued liabilities	(956,006)	(476,737)

Net cash provided by operating activities	2,751,711	357,336

INVESTING ACTIVITIES
Purchase of property and equipment	(227,200)	(167,323)
Purchase of businesses, net of cash acquired	(284,496)	(850,848)
Advances to Vertecon	(603,469)	(200,000)
Deferred acquisition expenses	(104,885)	—
Proceeds from sale of assets	—	1,700

Net cash used in investing activities	(1,220,050)	(1,216,471)

FINANCING ACTIVITIES
Payments on capital lease obligation	(111,024)	(352,575)
Proceeds from short-term borrowings	4,800,000	533,641
Payments on short-term borrowings	(5,600,000)	(2,089,030)
Payments on long-term debt	(3,231)	(6,903)
Proceeds from preferred stock issuances	—	2,984,000
Issuance costs of preferred stock	—	(130,504)
Proceeds from stock option exercises	6,000	7,617

Net cash provided by (used in) financing activities	(908,255)	946,246

Effect of exchange rate on cash and cash equivalents	(53,649)	25,653

Change in cash and cash equivalents	569,757	112,764
Cash and cash equivalents at beginning of year	842,481	1,412,238

Cash and cash equivalents at end of year	$1,412,238	$1,525,002

SUPPLEMENTAL DISCLOSURES:
Income taxes paid	$20,440	$21,282

Interest paid	$129,573	$176,453

NON CASH ACTIVITIES:
Common stock and options issued in purchase of businesses	$110,000	$7,218,086

Issuance of note payable in purchase of business	$—	$1,292,500

Issuance of common stock	$39,000	$—

See accompanying notes.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1.	Business Overview
      Perficient, Inc. (the “Company”) is an eBusiness solutions provider to large and major midsize companies and Internet software vendors. The Company enables our clients and partners to optimize profitability and strengthen customer relationships through reliable, quick-to-market eBusiness solutions. We provide a broad range of end-to-end business and technology solutions with a focus on serving the financial services, healthcare, technology and energy industries.
      The Company was incorporated on September 17, 1997 in Texas. The Company began operations in 1997 and is structured as a “C” corporation. On May 3, 1999 the Company reincorporated in Delaware. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Revenue Recognition
      Consulting revenues are comprised of revenue from consulting fees recognized on a time and material basis as performed. The Company’s normal payment terms are net 30 days. The Company’s agreement with IBM provides for net 45 day payment terms. Reimbursements for out-of-pocket expenses are included as a component of revenue in accordance with the Financial Accounting Standards Board’s Emerging Issues Task Force 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, revenue from software resale is recorded on a gross basis provided the Company acts as a principal in the transaction. In the event the Company does not meet the requirements to be considered a principal in the software resale transaction and acts as an agent, the revenue would be recorded on a net margin basis. Gross software resale revenue was approximately $348,000 and $395,000 during 2001 and 2002, respectively. Cost of software resale revenue was approximately $312,000 and $343,000 during 2001 and 2002, respectively.

Cash Equivalents
      Cash equivalents consist primarily of cash deposits and investments with original maturities of ninety days or less when purchased.

Advertising Expense
      The cost of advertising is expensed as incurred. Advertising cost for the years ended December 31, 2001 and 2002 were not material.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002

Property and Equipment
      Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets (generally 2 to 5 years). Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets. Amortization of assets recorded under capital leases is computed using the straight-line method over the shorter of the asset’s useful life or the term of the lease, and such amortization expense is included with depreciation expense. The cost and accumulated amortization of assets recorded under capital leases was approximately $412,000 and $52,000, respectively, at December 31, 2002.

Intangible Assets
      Intangible assets, primarily resulting from purchase business combinations, are being amortized using the straight-line method with a life of two to three years for employment and non-compete agreements and a life of three to five years for customer relationship intangibles. Intangible assets consists of the following:

	December 31,

	2001	2002

Employment and noncompete agreements	$350,000	$550,000
Customer relationships	3,100,000	3,600,000
Goodwill/Assembled workforce	28,354,000	36,384,000
Accumulated amortization	(28,254,000)	(28,154,000)

	$3,550,000	$12,380,000

      Accumulated amortization for employment and noncompete agreements was approximately $369,846 and for customer relationships was approximately $2,805,263 at December 31, 2002. Amortization expense for employment, noncompete agreements, and customer relationships is expected to be approximately $610,417 in 2003, $132,237 in 2004, $100,000 in 2005, $100,000 in 2006, and $32,237 in 2007.
      Effective January 1, 2002, the Company adopted SFAS 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Statement 142 provides that goodwill arising from acquisitions consummated subsequent to June 30, 2001 is not amortized. However, goodwill associated with acquisitions consummated prior to June 30, 2001 continued to be amortized through December 31, 2001. Subsequent to December 31, 2001, goodwill and other indefinite lived intangible assets are no longer amortized. Goodwill and intangible assets from an acquisition with a consummation date subsequent to June 30, 2001 but prior to the January 1, 2002 effective date of Statement 142 were reviewed for impairment in accordance with Opinion 17 or Statement 121 until January 1, 2002. Accordingly, the Company continued to amortize goodwill through December 31, 2001 for its acquisitions completed prior to June 30, 2001, and ceased amortization of intangible assets deemed to have indefinite lives upon January 1, 2002, the effective date of SFAS No. 142. The following table presents the net loss and net loss per share for

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
2001 as if the non-amortization of goodwill provisions of SFAS No. 142 were in effect as of January 1, 2002:

Year Ended
December 31, 2001

Net loss as reported	$(43,886,156)
Plus amortization expense of goodwill	14,162,280

Adjusted net loss	(29,723,876)

Adjusted net loss per share	$(5.05)
      The Company began to apply the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. As required by Statement 142, the Company performed the required transitional impairment tests of goodwill and indefinite lived assets during the second quarter of 2002 based upon the measurement of its fair value, and determined that its goodwill is not impaired. Previously, the Company had recorded an approximate $27,000,000 impairment charge to reduce the value of its intangibles during the quarter ended September 30, 2001 under the rules prescribed by SFAS 121.
      The Company, as part of its review of financial results for the year ended December 31, 2001, performed an assessment of the carrying value of the Company’s long-lived assets to be held and used including significant amounts of goodwill and other intangible assets recorded in connection with the acquisitions of Lore Data, Inc. in January 2000 and Compete, Inc. in May 2000. The goodwill from these acquisitions was recorded at the fair value of the common stock at the time the merger agreements were executed and announced. The assessment was performed pursuant to Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, because of the recent appearance of several impairment indicators including:

•	the significant decline over a sustained period of time in the Company’s stock price;

•	the significant deficit in the Company’s net book value compared to its current market capitalization;

•	the reduced demand for our services and corresponding reduction in revenues in light of the current economic recession and general softness in demand for IT services; and

•	a history of operating losses.
      The conclusion of management’s analysis was that the acquired assets were permanently impaired, and accordingly, an impairment charge of approximately $27 million was recorded in the third quarter of 2001 based on the amount by which the carrying value of the goodwill exceeded its estimated fair market value. Fair value was determined based on undiscounted cash flows, and other factors including but not limited to market capitalization and net book value analyses, from the acquired businesses of approximately $4.2 million over the next three years. This amount was compared to the remaining intangibles balance of $31 million resulting in an impairment charge of approximately $27 million. The forecasted cash flows were based on revenue run rates consistent with then current run rates and estimated direct and overhead costs based on then current plans. It did not provide for an increase in revenue over the period given the then existing economic downturn and uncertain time frame for economic recovery.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002

Impairment of Long-Lived Assets
      The Company evaluates its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. The Company adopted SFAS No. 144 as of January 1, 2002.

Income Taxes
      The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Foreign Currency Transactions
      For the Company’s foreign subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year-end or period end exchange rates, and income statement items are translated at average exchange rates prevailing during the year or period. Such translation adjustments are recorded in aggregate as a component of stockholders’ equity. Gains and losses from foreign currency denominated transactions are included in other income (expense), and totaled $7,500 during 2002 and were not material during 2001. Due to the impending liquidation of the United Kingdom subsidiary, a foreign currency loss of $12,500 was transferred from cumulative translation adjustments and included as a component of net loss for the year ended December 31, 2002.

Segments
      The Company follows the provisions of the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. Under this definition, the Company operates as a single segment for all periods presented. The Company’s chief operating decision maker is considered to be the Chief Executive Officer and Chairman of the Board. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the consolidated level.

Earnings Per Share
      The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares outstanding and the number of equivalent shares which

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
would be issued related to stock options, warrants, and contingently issuable common shares using the treasury method, unless such additional equivalent shares is anti-dilutive.

Stock-Based Compensation
      SFAS No. 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued To Employees, (“APB 25”), which allows the use of the intrinsic value method. The Company’s basis for electing accounting treatment under APB 25 is principally due to the satisfactory incorporation of the dilutive effect of these shares in the reported earnings per share calculation and the presence of pro forma supplemental disclosure of the estimated fair value methodology prescribed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure.
      The following table illustrates the effect on net loss and loss per share if the company had applied the fair value recognition provisions of SFAS 123:

	Year Ended December 31,

	2001	2002

Net loss available to common stockholders— as reported	$(43,886,156)	$(4,230,803)
Total stock-based compensation costs included in the determination of net loss available to common stockholders as reported	663,948	240,688
The stock-based employee compensation cost that would have been included in the determination of net loss available to common stockholders if the fair value based method had been applied to all awards	(2,871,822)	(2,783,044)

Pro forma net loss	$(46,094,030)	$(6,773,159)

Loss per share
Basic and diluted— as reported	$(7.46)	$(0.53)

Basic and diluted— pro forma	$(7.84)	$(0.84)

Fair Value of Financial Instruments
      Cash equivalents, accounts receivable, accounts payable, other accrued liabilities, and debt are stated at cost which approximates fair value due to the short-term maturity of these instruments.

Reclassification
      Certain amounts from prior periods have been reclassified to conform to the current period presentation. In accordance with EITF 01-14, reimbursed out-of-pocket expenses are included in gross revenue. Revenue for 2001 was increased by $3,120,967 of out-of-pocket expenses.

Recently Issued Accounting Standards
      In June 2002 the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
statement is effective for exit or disposal activities initiated after December 31, 2002. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s consolidated financial position or results of operations.
      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an Amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since the Company is continuing to account for stock-based compensation according to APB 25, adoption of SFAS No. 148 requires the Company to provide prominent disclosures about the affects of FAS 123 on reported income (loss) and will require the Company to disclose these affects in the interim financial statements as well. The Company adopted SFAS No. 148 as of December 31, 2002.

3.	Net Income (Loss) Per Share
      Computations of the net loss per share are as follows:

	Year Ended December 31,

	2001	2002

Net loss available to common stockholders	$(43,886,156)	$(4,230,803)
Weighted-average shares of common stock outstanding	6,261,053	9,173,657
Less common stock subject to contingency	(378,781)	(1,132,506)

Shares used in computing basic net loss per share	5,882,272	8,041,151

Basic and diluted net loss per share	$(7.46)	$(0.53)
      Diluted net loss per share is the same as basic net loss per share, as the effect of the assumed exercise of stock options and warrants, the issuance of contingently issuable shares issued in business combinations, and shares of common stock issuable upon conversion of convertible preferred stock are antidilutive due to the Company’s net loss for all periods presented. Diluted net loss per share excludes common stock equivalents of 945,919 and 4,274,225 for 2001 and 2002, respectively.

4.	Concentration of Credit Risk and Significant Customers
      Cash and accounts receivable potentially expose the Company to concentrations of credit risk. Excess cash is placed with highly rated financial institutions. The Company provides credit, in the normal course of business, to its customers. The Company generally does not require collateral or up front payments. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Customers can be denied access to services in the event of non-payment. One customer accounted for approximately 31% and 35% of accounts receivable and 39% and 35% of revenues at December 31, 2001 and 2002, and for the years then ended, respectively. In October 2000, the Company entered into a services agreement with IBM under which the Company provides deployment, integration and training services to IBM’s WebSphere customers. The agreement provides for the Company to render services over a three-year period, which began in October 2000 and expires

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
in August 2003. The contract provides for payment of services on a time and materials basis. The terms of the Company’s agreement with IBM following August 2003 are currently not known, although management expects that IBM will continue to be a significant customer for the foreseeable future. In the event that IBM is no longer a customer following the termination of the Company’s current agreement, the Company’s revenue would decrease significantly and, as with any other loss of a significant customer, management may need to counteract this loss of revenue by reducing headcount to be in line with the lower demand for the Company’s services. Due to significant amount of fixed operating expenses, the loss of sales to IBM may result in the Company’s inability generate net income for the foreseeable future.

5.	Employee Benefit Plan
      The Company has a qualified 401(k) profit sharing plan available to full-time employees who meet the plan’s eligibility requirements. This defined contribution plan permits employees to make contributions up to maximum limits allowed by the Internal Revenue Code. The Company, at its discretion, matches a portion of the employee’s contribution under a predetermined formula based on the level of contribution and years of vesting services. The Company made matching contributions equal to 25% of the first 6% of employee contributions totaling $127,000 and $130,000 during 2001 and 2002, respectively, which vest over a three year period of service. The Company’s related costs for the plan were approximately $15,400 and $32,000 during 2001 and 2002, respectively.

6.	Stockholders’ Equity

Preferred Stock
      The Company entered into a Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2002, with 2M Technology Ventures, L.P. (“2M”) under which the Company sold 1,111,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), to 2M for a purchase price of approximately $0.90 per share. The Company used the proceeds from the sale of the Series B Preferred Stock to strengthen its working capital position and for other corporate purposes. Each share of Series B Preferred Stock is initially convertible into one share of Perficient common stock at the election of the holder. The Company has also issued to 2M, a Warrant to purchase up to 555,500 shares of Perficient common stock in connection with this sale of Series B Preferred Stock.
      2M has the option to purchase up to an additional 1,666,500 shares of Series B Preferred Stock exercisable on or before June 26, 2003. 2M will receive a Warrant to purchase one share of Perficient common stock for every two shares of Series B Preferred Stock it purchases pursuant to the option.
      Simultaneously with the sale of shares to 2M by the Company, 2M purchased from Steven Papermaster, Robert Anderson and Bryan Menell, 300,000, 100,000 and 100,000 shares of Perficient common stock, respectively, for $0.75 per share. Mr. Papermaster was a member of the Company’s Board of Directors at the time of the transaction and each of Messrs. Papermaster, Menell and Anderson are or had been significant holders of Perficient common stock.
      In addition, the Company entered into Registration Rights Agreements with 2M pursuant to which the Company filed on October 10, 2002 a preliminary registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issuable upon the conversion of the Series B preferred stock (and exercise of the Warrants) sold in the private placement. Each share of Series B preferred stock has voting rights equal to the number of shares of common stock into

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
which the preferred stock could then be converted. The Series B preferred stock accrues dividends payable in our common stock at an annual rate per share equal to $0.90 multiplied by an 8% interest rate. Accrued dividends on the Series B preferred stock totaled approximately $41,205 as of December 31, 2002.
      In connection with Series B preferred stock issuance, the Company recognized a beneficial conversion charge equal to approximately $459,000, which represents the intrinsic value of the feature using a fair market value of common stock of $1.16 and an exchange ratio of 1.34:1, in accordance with Emerging Issues Task Force (“EITF”) 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments. The beneficial conversion charge was calculated by first deducting the value of the warrants issued from the proceeds to compute an effective conversion ratio. The warrants were valued at approximately $170,000 using the Black Scholes valuation model, an assumed volatility of 50%, a risk-free interest rate of 3.5%, a weighted-average expected life of 4 years, and a dividend rate of 0%.
      The Company entered into a Convertible Preferred Stock Purchase Agreement, dated as of December 21, 2001, with a limited number of investors under which the Company sold 1,984,000 shares of Series A Convertible Preferred Stock (“Series A”) to such investors for a purchase price of $1.00 per share, for gross proceeds of $1,984,000. The Company used the proceeds from the sale of the Series A Preferred Stock to strengthen its working capital position and for other corporate purposes. Each share of Series A preferred stock was initially convertible into one share of Perficient common stock at the election of the holder, based on a conversion ratio as defined in the agreement, initially set at $1 and adjusted from time to time based on certain anti-dilution provisions. The Company has also issued warrants to purchase 992,000 shares of Perficient common stock in connection with this sale of Series A preferred stock. For every two shares of Series A preferred stock purchased by an investor, such investor received a Warrant to purchase one share of Perficient common stock at an initial exercise price of $2.00 per share of common stock. In addition, the Company entered into Registration Rights Agreements with each of the purchasers pursuant to which the Company filed a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issuable upon the conversion of the Series A preferred stock (and exercise of the Warrants) sold in the private placement which registration statement was declared effective by the Securities and Exchange Commission on October 10, 2002. Each share of Series A preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock could then be converted. The Series A preferred stock accrues dividends at an annual rate per share equal to $1.00 multiplied by the prime rate plus 150 basis points. Accrued dividends on the Series A preferred stock totaled approximately $121,808 as of December 31, 2002.
      In connection with Series A preferred stock issuance, the Company recognized a beneficial conversion charge equal to approximately $1,180,000, which represents the intrinsic value of the feature using a fair market value of common stock of $1.38 and an exchange ratio of 1.27:1, in accordance with Emerging Issues Task Force (“EITF”) 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF 00-27, Application of EITF Issue 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, or Contingently Adjustable Conversion Ratios, to Certain Convertible Instruments. The beneficial conversion charge was calculated by first deducting the value of the warrants issued from the proceeds to compute an effective conversion ratio. The warrants were valued at approximately $427,000 using the

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
Black Scholes valuation model, an assumed volatility of 50%, a risk-free interest rate of 3.5%, a weighted-average expected life of 4 years, and a dividend rate of 0%.
      The Company obtained access to $825,000 of the proceeds from the Series A preferred stock issuance in January 2002. The remainder of the funds remained in escrow subject to the completion of the Vertecon and Javelin mergers. The Company obtained access to the remaining $1,159,000 in May 2002.
      As a result of the Series B issuance discussed above, the conversion ratio for the Series A preferred stock decreased to approximately $0.99. Additionally, as a result of the Series B preferred stock issuance, the number of warrants issued to the Series A investors increased to 1,001,604 and the exercise price was adjusted to $1.98 per share. A beneficial conversion charge of $22,000 related to the change in the Series A preferred stock conversion ratio and a beneficial conversion charge of $11,000 related to the change in the warrants was recognized during the second quarter of 2002.

Common Stock
      During February 2000, the Company completed a private placement of 400,000 shares of common stock for net proceeds to the Company of approximately $5,258,000, after deducting costs of the offering. The Company received approximately $90,000 of insider proceeds from certain selling shareholders participating in the private placement. The Company granted 25,000 fully exercisable warrants with an exercise price of $21 per share to the underwriter of this private placement.
      During July 1999, the Company completed an initial public offering in which the Company sold 1,000,000 shares of common stock for net proceeds to the Company of approximately $6,300,000, after deducting the underwriters’ discount and other costs of the offering. The Company granted 100,000 fully exercisable warrants with an exercise price of $12 per share to the underwriter of the initial public offering.
      In May 1999, the Company’s Board of Directors and stockholders approved the 1999 Stock Option/ Stock Issuance Plan (the “1999 Plan”). The 1999 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company’s commons stock, (ii) the discretionary issuance of common stock directly to eligible individuals, and (iii) the automatic issuance of stock options to non-employee board members. The Compensation Committee of the Board of Directors administers the 1999 Plan, and determines the exercise price and vesting period for each grant. Options granted under the 1999 Plan have a maximum term of 10 years. In the event that the Company is acquired, whether by merger or asset sale or board-approved sale by the stockholders of more than 50% of the Company’s voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the Company’s repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee may grant options under the discretionary option grant program which will accelerate in the acquisition even if the options are assumed or which will accelerate if the optionee’s service is subsequently terminated. The compensation committee may grant options and issue shares which accelerate in connection with a hostile change in control effected through a successful tender offer for more than 50% of the Company’s outstanding voting stock or by proxy contest for the election of board members or the options and shares may accelerate upon a subsequent termination of the individual’s service.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
      The Company has granted stock options to various employees under the terms of the respective employee agreements. The stock options generally vest over three years. The term of each option is ten years from the date of grant.
      The Company recognized $664,000 and $241,000 of stock compensation expense during 2001 and 2002, respectively, as a result of options granted to employees with exercise prices below the fair market value of the underlying common stock on the date of grant, certain modifications to existing options, and the grant of options to certain non-employees. During 2002, the Company recognized deferred compensation totaling $266,173 related to the acquisition of Javelin that will be amortized over the vesting period of the related options. Stock-compensation expense is recognized on a straight-line basis over the related vesting periods. Stock compensation expense for option grants to non-employees was determined using a Black-Scholes pricing model.
      A summary of changes in common stock options during 2001 and 2002 is as follows:

			Weighted-
			Average
		Range of	Exercise
	Shares	Exercise Prices	Price

Options outstanding at January 1, 2001	1,777,429	$0.02 – $26.00	$8.16
Options granted	2,422,449	$0.10 – $ 4.50	$2.79
Options exercised	(20,000)	$0.10 – $ 0.50	$0.30
Options canceled	(889,600)	$0.50 – $26.00	$8.80

Options outstanding at December 31, 2001	3,290,278	$0.02 – $26.00	$4.06

Options granted	1,997,825	$0.3 – $ 8.62	$1.20
Options exercised	(37,861)	$0.03 – $ 0.74	$0.20
Options canceled	(859,516)	$0.03 – $26.00	$3.91

Options outstanding at December 31, 2002	4,390,726	$0.02 – $26.00	$2.82

Options vested, December 31, 2001	1,612,842	$0.02 – $26.00	$3.98

Options vested, December 31, 2002	2,374,956	$0.02 – $16.94	$3.61

      The following is additional information related to stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable

			Weighted-
		Weighted-	Average		Weighted-
		Average	Remaining		Average
		Exercise	Contractual		Exercise
Range of Exercise Prices	Options	Price	Life (Years)	Options	Price

$ 0.02 – $ 0.05	284,304	$0.03	6.88	160,693	$0.03
$ 0.10 – $ 1.41	2,272,741	$1.02	8.80	812,779	$0.75
$ 2.77 – $ 4.50	1,447,159	$3.69	7.96	1,072,749	$3.67
$ 5.07 – $12.97	254,885	$10.43	7.38	209,365	$10.40
$13.25 – $26.00	131,638	$15.47	7.18	119,370	$15.55

$ 0.02 – $26.00	4,390,727	$2.82	8.27	2,374,956	$3.61

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
      Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options granted under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended
	December 31,

	2001	2002

Risk-free interest rate	3.50%	3.50%
Dividend yield	0.00%	0.00%
Weighted-average expected life of options (years)	5	5
Expected volatility	1.032	1.066
      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
      At December 31, 2001 and 2002, the weighted-average remaining contractual life of outstanding options was 8.81 and 8.27 years, respectively. The weighted-average grant-date fair value per share of options granted during 2001 and 2002 at market prices was approximately $2.71 and $0.90, respectively. The weighted-average grant-date fair value per share of options granted during 2001 and 2002 at below market prices was approximately $2.10 and $1.31, respectively. The weighted-average grant-date fair value per share of options granted during 2002 at above market prices was approximately $0.95.
      At December 31, 2001 and 2002, 3,516,580 and 11,500,177 shares of common stock were reserved for future issuance (at December 31, 2001 3,387,830 shares were reserved for options and 128,750 shares were reserved for warrants and at December 31, 2002 6,695,003 shares were reserved for options, 3,114,207 shares were reserved for preferred stock, and 1,690,967 shares were reserved for warrants) and 97,551 and 2,304,276 options were available for future grants, respectively.

7.	Line of Credit and Long Term Debt
      The Company has a line of credit facility providing up to $6,000,000 or 85% of the eligible receivables, subject to certain borrowing base calculations as defined. Borrowings under this agreement, which expires December 6, 2003, bear interest at the bank’s prime rate plus 1.50%. (6.25% and 5.75% at December 31, 2001 and 2002, respectively) with a minimum of $5,000 interest per month. The Company is required to maintain certain financial covenants under this agreement. The line of credit is collateralized by substantially all the assets of the Company. The Company must pay a fee equal to $1,000 per month for collateral monitoring charges of the unused portion of the committed line of credit.
      Notes payable at December 31, 2001 consists of term debt with a bank for the purchase of equipment, assumed in the purchase of Core Objective. The note was payable in monthly principal installments of approximately $280 plus interest at the bank’s prime rate plus 1.5%. The note was paid in full during 2002.
      Notes payable to related party at December 31, 2002 consists of a non interest bearing note issued to the shareholders of Javelin Solutions, Inc. (“Javelin”) in April 2002 in connection with the Company’s acquisition of Javelin. The notes provide for payments totaling $1,500,000, of which $1,375,000 remained outstanding on December 31, 2002. Of these notes, $1,000,000 is payable in four equal annual installments beginning in April 2003, and $500,000 of notes that are payable in eight

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
quarterly installments beginning in July 2002. For financial reporting purposes, an imputed interest rate of 7.5% was used to compute the net present value of the note payments. These notes are subordinate to the Company’s line of credit.
      Future minimum debt repayments as of December 31, 2002 are as follows:

		Note Payable to
	Line of Credit	Related Party

2003	$540,011	$500,000
2004	—	375,000
2005	—	250,000
2006	—	250,000
2007	—	—
Thereafter	—	—

	540,011	1,375,000

Less amount representing interest	—	(144,205)

Present value of debt commitments	540,011	1,230,795
Less current portion	(540,011)	(485,477)

Long term portion	$—	$745,318

8.	Income Taxes
      As of December 31, 2002, the Company had tax net operating loss carry forwards of approximately $3,385,000 that will begin to expire in 2013 if not utilized.
      Utilization of net operating losses may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
      Significant components of the provision for income taxes attributable to continuing operations are as follows:

Year Ended
December 31,

	2001	2002

Current:
Federal	$—	$—
Foreign	(42,261)	—
State	—	—

Total current	(42,261)	—

Deferred:
Federal	—	—
Foreign	—	—
State	—	—

Total deferred	—	—

	$(42,261)	$—

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31, 2001 and 2002 are as follows:

	December 31,

	2001	2002

Deferred tax liabilities:
Deferred income	$(322,226)	$(370,901)

Total deferred tax liabilities	(322,226)	(370,901)

Deferred tax assets:
Depreciable assets	75,961	57,128
Tax loss carryforwards	283,651	1,252,402
Bad debt	113,072	210,521
Stock compensation	56,242	145,297
Accrued liabilities and other	27,764	92,489

Total deferred tax assets	556,690	1,757,837
Valuation allowance for deferred tax assets	(234,464)	(1,386,936)

Net deferred tax assets	322,226	370,901

Net deferred taxes	$—	$—

      The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of earnings history. The valuation allowance decreased by approximately $36,000 during 2001 and increased by approximately $1,152,000 during 2002. Of the total 2002 increase, approximately $693,000 relates to the

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
Company’s stock acquisitions made in 2002, and approximately $459,000 relates to operating losses not benefited. As of December 31, 2002, approximately $203,000 of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforward, which when realized, will be allocated directly to contributed capital to the extent the benefits exceed amounts attributable to deferred compensation expense. As of December 31, 2002, approximately $693,000 of the valuation allowance relates to acquired entities, and as such, if realized, will reduce goodwill or other noncurrent intangible assets prior to resulting in an income tax benefit.
      Undistributed earnings of the Company’s foreign subsidiary are considered to be permanently reinvested and, accordingly, no provision for US federal and/or state income taxes has been provided thereon.
      The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,

	2001	2002

Tax at statutory rate of 34%	$(14,935,662)	$(814,315)
State taxes, net of federal benefit	(27,150)	(37,385)
Goodwill	14,607,549	414,040
Effect of foreign operations	29,854	(12,143)
Stock based compensation	225,742	—
Change in valuation allowance	(36,000)	459,685
Other	93,406	(9,882)

	$(42,261)	$—

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002

9.	Commitments and Contingencies
      The Company leases its office facilities and certain equipment under various operating and capital lease agreements. The Company has the option to extend the term of certain of its office facilities leases. Future minimum commitments under these lease agreements are as follows:

	Capital	Operating
	Leases	Leases

2003	$283,247	$1,218,970
2004	278,589	1,086,672
2005	82,751	1,161,266
2006	—	527,584
2007	—	181,535
Thereafter	—	1,287

Total minimum lease payments	$644,587	$4,177,314

Less amount representing interest	(74,892)

Present value of minimum lease payments	569,695
Less current portion	(235,034)

Long-term capital lease obligation	$334,661

      Rent expense for the years ended December 31, 2001 and 2002 was $933,000 and $1,281,000, respectively. The Company expects to receive sublease income of $216,000 during 2003 and $193,000 during 2004.
      The Company had entered into a sublease with a related party for office rent. The sublease agreement terminated on December 31, 2001 and was not renewed. During the year ended December 31, 2001, the Company recorded rent expense of approximately $48,000 under this agreement.
      As required by certain of the Company’s office and equipment leases, the Company has established letters of credit totaling $750,000 to serve as collateral for these certain leases. These letters of credit reduce the amount of borrowing available under the Company’s line of credit.

10.	Business Combinations
      On April 26, 2002, the Company consummated the acquisition of Primary Webworks, Inc. d/b/a Vertecon, Inc. (“Vertecon”), a Missouri corporation, through the merger of Vertecon with and into a wholly-owned subsidiary, Perficient Vertecon, Inc., a Delaware corporation. Perficient Vertecon, Inc. is the surviving corporation to the merger. Vertecon was a St. Louis based eBusiness Solutions provider that used advanced technology solutions to create competitive business advantages for its clients. Vertecon provided its customers with comprehensive solutions across the e-Business life cycle, including strategy, architecture, design, development and implementation services. The Company acquired Vertecon for an aggregate purchase price of approximately $3,247,000, subject to certain post-closing adjustments. The purchase price consisted of 1,994,586 shares of Perficient common stock, of which approximately 551,985 shares are being held in escrow, the assumption of outstanding Vertecon options and direct acquisition costs. The common stock issued in the Vertecon acquisition was valued at $1.44 per share, which represents the average close price of the Company’s common stock at the

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
announcement of the acquisition in October 2001. The acquisition of Vertecon was consummated in order to increase and diversify Perficient’s revenue base, add significant and longstanding customer relationships, provide geographic expansion into the St. Louis market, increase the number of qualified information technology consultants, and add experienced members of management among other factors. The majority of the excess cost over fair value of assets is attributed to the at-will workforce and, accordingly, is recorded as goodwill.
      On April 26, 2002, the Company consummated the acquisition of Javelin Solutions, Inc. (“Javelin”), a Minnesota “S” corporation, through the merger of Javelin with and into a wholly-owned subsidiary, Perficient Javelin, Inc., a Delaware corporation. Perficient Javelin, Inc. is the surviving corporation to the merger. Javelin Solutions, Inc. was a Minneapolis-based professional services firm providing eBusiness strategy consulting, application design, implementation and integration services to large and major midsize companies. Javelin helped its clients define eBusiness strategies to improve their competitive position and business efficiency and would then design, architect, develop and implement solutions to execute those strategies. Javelin would seek to solve complex eBusiness challenges and create solutions that provided its clients with significant competitive advantages. Javelin offered a full range of integrated services consisting of strategic consulting, design of information architectures, and the creation, customization and implementation of software applications. Javelin also provided consulting services to help clients address security issues and web hosting decisions. As part of these services, Javelin provided application management services for its clients. The Company acquired Javelin for an aggregate purchase price of approximately $5,951,000, subject to certain post-closing adjustments. The purchase price consists of 2,216,255 shares of Perficient common stock, of which approximately 1,108,127 shares are being held in escrow, $1,500,000 in non-interest bearing promissory notes, the assumption of outstanding Javelin options and direct acquisition costs. The notes issued consist of $1,000,000 that are payable in four equal annual installments, and $500,000 (all unpaid installments of these notes issued to certain employee shareholders are subject to forfeiture upon the termination of such employee shareholder for any reason during the two year period following the closing) that are payable in eight quarterly installments. The common stock issued in the Javelin acquisition was valued at $1.70 per share, which represents the average close price of the Company’s common stock at the announcement of the acquisition in October 2001. The note payable was discounted using an assumed interest rate of 7.5%. The acquisition of Javelin was consummated in order to increase and diversify Perficient’s revenue base, add significant and longstanding customer relationships, provide geographic expansion into the Minneapolis market, increase the number of qualified information technology consultants, and add experienced members of management among other factors. The majority of the excess cost over fair value of assets is attributed to the at-will workforce and, accordingly, is recorded as goodwill.
      The aggregate purchase price for the acquisitions of Vertecon and Javelin is as follows:

	Vertecon	Javelin

Common stock	$2,874,997	$3,777,127
Note (less imputed interest of $210,000)	—	1,292,500
Assumption of existing option plan	16,053	549,909
Transaction broker fee	105,500	131,000
Direct acquisition costs	250,479	200,249

	$3,247,029	$5,950,785

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
      The allocation of the purchase price for the acquisitions of Vertecon and Javelin is as follows:

	Vertecon	Javelin

Cash	$—	$178,950
Accounts receivable, net	647,522	1,568,958
Other current assets	26,767	55,794
Other long term assets	53,323	—
Fixed assets	472,267	534,715
Intangibles	4,860,087	5,256,373
Accounts payable	(322,451)	(138,765)
Other current liabilities	(647,029)	(687,219)
Line of credit	(795,400)	(600,000)
Note and interest payable to Perficient	(814,487)	—
Capital lease obligation	(193,288)	(484,194)
Accrued severance	(40,282)	—
Deferred stock compensation	—	266,173

	$3,247,029	$5,950,785

      Intangible assets recorded in connection with the acquisitions of Vertecon and Javelin are as follows:

	Vertecon	Javelin

Customer relationships	$250,000	$250,000
Employment and non-compete agreements	100,000	100,000
Goodwill	4,510,087	4,906,373

	$4,860,087	$5,256,373

      The customer relationship intangibles are being amortized over a five-year life and the employment and non-compete agreement intangibles are being amortized over a two-year life.
      The acquisitions of Vertecon and Javelin were recorded under the purchase method of accounting. Accordingly, the results of operations of Vertecon and Javelin have been included with those of the Company for periods subsequent to April 26, 2002.
      In connection with the acquisitions of Vertecon and Javelin, we paid a broker fee to WWC Capital Group, LLC of approximately $236,500. Michael J. Cromwell, III, a director of Perficient, is a partner of WWC Capital Group, LLC.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
      The unaudited pro forma combined results of operations of Perficient, Vertecon and Javelin for the years ended December 31, 2001 and 2002, after giving effect to certain pro forma adjustments as if the transactions had occurred at the beginning of each period are as follows:

	Year Ended December 31,

	2001	2002

Revenue	$38,686,664	$26,295,794
Less project expenses	(3,120,967)	(2,018,096)

	35,565,697	24,277,698
Cost of revenue	20,752,151	13,638,538

Gross margin	14,813,546	10,639,160
Operating expenses:
Selling, general and administrative	15,084,933	9,941,790
Stock compensation	736,086	263,991
Depreciation	1,423,150	906,913
Intangibles amortization	15,512,280	1,349,999
Impairment charge	26,798,178	—
Restructuring, severance and other	938,591	598,899
Other	313,247	—
Acquisition related expense	619,951	108,627

Total operating expenses	61,426,416	13,170,219

Loss from operations	(46,612,870)	(2,531,059)
Interest income (expense), net	(351,840)	(287,187)
Other	(17,144)	(6,763)

Loss before income taxes	(46,981,854)	(2,825,009)
Provision (benefit) for income taxes	(42,261)	—

Net loss	$(46,939,593)	$(2,825,009)

Basic and diluted net loss per share	$(5.57)	$(0.32)

      This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the acquisitions had been consummated at the beginning of each period presented.

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002

11.	Segments of Business and Geographic Area Information
      The Company considers its business activities to constitute a single segment of business. A summary of the Company’s operations by geographic area follows:

	Year Ended December 31,

	2001	2002

Revenue:
United States	$20,630,590	$20,309,905
Canada	1,433,862	748,943
United Kingdom	1,473,158	1,391,436

Total revenue	$23,537,610	$22,450,284

Net income (loss):
United States	$(43,674,053)	$(2,506,025)
Canada	19,556	42,125
United Kingdom	(231,659)	68,856

Total net loss	$(43,886,156)	$(2,395,044)

Identifiable assets:
United States	$8,151,640	$18,898,766
Canada	223,627	256,737
United Kingdom	742,428	437,600

Total identifiable assets	$9,117,695	$19,593,103

12.	Restructuring
      During 2002, the Company implemented certain workforce reductions and office closures resulting of charges of approximately $42,000 during the first quarter of 2002, $345,000 during the second quarter of 2002, and $192,000 during the fourth quarter of 2002, consisting of severance pay and related benefits for former employees in addition to the costs associated with the closure of the London office. During the second quarter of 2002, the Company recognized $118,000 of restructuring expense related to its plan to close its London office. This amount consisted of $84,000 for severance and benefits, $4,000 for lease commitments, and $30,000 for expected losses on the disposal of fixed assets, attorney and accounting fees, and other costs. As part of these restructurings, the Company reduced its workforce by a total of 30 employees, of which 17 were technology professionals and 13 were involved in selling, general administration and marketing. As of December 31, 2002, approximately $228,000 of restructuring costs is included in other current liabilities. The accrued restructuring costs are expected to be paid as follows: $165,000 in the first quarter of 2003; $50,000 in the second quarter of 2003; and the remaining $13,000 in the third quarter of 2003.
      During 2001, the Company implemented certain cost reduction initiatives and workforce reductions resulting in charges of approximately $289,000 during the first quarter of 2001, $143,000 during the second quarter of 2001 and $211,000 during the third quarter of 2001, consisting mostly of severance costs to former employees and the remaining commitment under an office space lease the Company no longer utilized as a result of the workforce reductions. The workforce reductions during the third quarter of 2001 also included actions taken in connection with the integration plan and elimination of duplicate

PERFICIENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
December 31, 2002
roles in anticipation of the mergers with Javelin and Vertecon. As part of these restructurings, the Company reduced its workforce by a total of 84 employees, of which 66 were technology professionals and 18 were involved in selling, general administration and marketing. As of December 31, 2001, approximately $23,000 of restructuring costs is included in other current liabilities. The Company also expensed, during the first quarter of 2001, $123,000 of costs associated with a proposed offering of shares of the Company’s common stock that was contemplated during 2000 but was postponed. All costs associated with the 2001 restructuring initiatives have been paid.

13.	Balance Sheet Components

	December 31,

	2001	2002

Accounts receivable:
Accounts receivable	$2,642,000	$3,878,380
Unbilled revenue	315,762	721,241
Allowance for doubtful accounts	(363,327)	(661,248)

Total	$2,594,435	$3,938,373

Other current liabilities:
Accrued bonus	$475,766	$634,286
Accrued restructuring and severance costs	23,423	228,145
Accrued vacation	223,598	241,857
Other payroll liabilities	8,883	268,630
Sales and use taxes	60,537	45,792
Other accrued expenses	360,162	591,830
Accrued medical claims	111,553	17,705
Deferred revenue	24,654	276,188

Total	$1,288,576	$2,304,433

14.	Related Party Transaction
      In consideration for the execution of an amendment to a non-compete agreement with a former employee, the Company required this individual to sell a portion of his holdings totaling 400,000 shares of Perficient common stock. With the consent of the Company, John T. McDonald, the Chairman and Chief Executive Officer of the Company, purchased 133,333 shares from this individual at a price of $0.375 per share.

15.	Subsequent Event (Unaudited)
      During February 2003, the Company granted a total of 929,500 options with an exercise price of $0.50 per share, the fair market value of the Company’s common stock on the date of grant, to certain employees under the 1999 Stock Option/ Stock Issuance Plan.
      On March 18, 2003, the Company received notice that it was not in compliance with the minimum $1 per share requirement for continued inclusion on the Nasdaq SmallCap Market. The Company has until September 15, 2003 to regain compliance. If the Company is unable to regain compliance by September 15, 2003 or within any extended grace period, its stock may be delisted from the Nasdaq SmallCap Market.

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Stockholders
Genisys Consulting, Inc.
      We have audited the accompanying balance sheets of Genisys Consulting, Inc. as of December 31, 2002 and 2003, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genisys Consulting, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.
/s/ Ernst & Young LLP
Austin, Texas
June 10, 2004

GENISYS CONSULTING, INC.
BALANCE SHEETS

	December 31,
			March 31,
	2002	2003	2004

			(Unaudited)
ASSETS
Current assets:
Cash	$4,300	$4,392	$230,033
Accounts receivable	835,172	1,390,333	1,178,193
Other current assets	63,995	65,777	2,602

Total current assets	903,467	1,460,502	1,410,828
Property and equipment:
Computer Hardware	203,486	234,566	239,138
Furniture and fixtures	94,865	94,865	94,865
Accumulated depreciation	(204,694)	(248,378)	(258,714)

Net property and equipment	93,657	81,053	75,289

Total assets	$997,124	$1,541,555	$1,486,117

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$65,146	$51,915	$9,750
Current portion of note payable to former shareholder	198,770	297,991	—
Other current liabilities	172,954	128,241	163,177

Total current liabilities	436,870	478,147	172,927
Note Payable to former shareholder, net of current portion	297,991	—	—
Stockholders’ equity:
Common stock, no par value; 5,000,000 shares authorized; 480,816 shares issued and outstanding at December 31, 2002 and 2003, and March 31, 2004	873,163	873,163	873,163
Treasury stock, 100,000 shares of common stock, at cost	(1,200,000)	(1,200,000)	(1,200,000)
Stockholder receivables	(408,845)	(333,680)	(329,490)
Retained earnings	997,945	1,723,925	1,969,517

Total stockholders’ equity	262,263	1,063,408	1,313,190

Total liabilities and stockholders’ equity	$997,124	$1,541,555	$1,486,117

See accompanying notes.

GENISYS CONSULTING, INC.
STATEMENTS OF OPERATIONS

			Three Months Ended
	Year Ended December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
Revenue:
Services	$7,976,732	$9,520,474	$1,954,134	$2,656,359
Reimbursable expenses	10,072	42,032	3,098	23,288

Total revenue	7,986,804	9,562,506	1,957,232	2,679,647
Cost of revenue:
Project personnel costs	5,346,267	5,521,638	1,149,803	1,784,907
Reimbursable expenses	15,833	45,690	8,399	12,010

Total cost of revenue	5,362,100	5,567,328	1,158,202	1,796,917

Gross margin	2,624,704	3,995,178	799,030	882,730

Selling, general and administrative	2,589,890	2,842,410	658,221	636,939
Depreciation	41,734	43,685	12,154	10,336

Total operating expenses	2,631,624	2,886,095	670,375	647,275

Income (loss) from operations	(6,920)	1,109,083	128,655	235,455
Interest income	18,142	18,255	4,327	10,977
Interest expense	(32,912)	(22,010)	(5,930)	(1,764)
Other, net	907	1,468	1,467	924

Net Income (loss)	$(20,783)	$1,106,796	$128,519	$245,592

See accompanying notes.

GENISYS CONSULTING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock					Total
			Stockholder	Treasury	Retained	Stockholders’
	Shares	Amount	Receivables	Stock	Earnings	Equity

Balance at January 1, 2002	200	$1,500	—	$(1,200,000)	$1,018,728	$(179,772)
Stock split 2,000 for 1	400,000	—	—	—	—	—
Issuance of common stock to employees	80,616	871,663	(420,065)	—	—	451,598
Collections on stockholders’ receivables	—	—	11,220	—	—	11,220
Net loss	—	—	—	—	(20,783)	(20,783)

Balance at December 31, 2002	480,816	$873,163	$(408,845)	$(1,200,000)	$997,945	$262,263
Distributions to common stockholders	—	—	—	—	(380,816)	(380,816)
Collections on stockholder receivables	—	—	75,165	—	—	75,165
Net income	—	—	—	—	1,106,796	1,106,796

Balance at December 31, 2003	480,816	$873,163	$(333,680)	$(1,200,000)	$1,723,925	$1,063,408

See accompanying notes.

GENISYS CONSULTING, INC.
STATEMENTS OF CASH FLOWS

			Three Months Ended
	Year Ended December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(20,783)	$1,106,796	$128,519	$245,592
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	41,734	43,685	12,154	10,336
Changes in operating assets and liabilities:
Accounts receivable	15,322	(555,161)	(144,625)	212,140
Other assets	(9,907)	(1,782)	44,628	63,175
Accounts payable	40,451	(13,231)	(47,070)	(42,165)
Other liabilities	46,562	(44,714)	(56,415)	34,936

Net cash provided by operating activities	113,379	535,593	(62,809)	524,014

INVESTING ACTIVITIES
Purchase of property and equipment	(33,987)	(31,081)	—	(4,572)

Net cash used in investing activities	(33,987)	(31,081)	—	(4,572)

FINANCING ACTIVITIES
Payments on note payable to former stockholder	(542,290)	(198,769)	(34,412)	(297,991)
Proceeds from draws on line of credit	—	—	150,000	—
Proceeds from issuance of common stock	451,598	—	—	—
Distribution to common stock stockholders	—	(380,816)	—	—
Proceeds from repayment of stockholder loans	11,220	75,165	3,983	4,190

Net cash used in financing activities	(79,472)	(504,420)	119,571	(293,801)

(Decrease) increase in cash and cash equivalents	(80)	92	56,762	225,641
Cash and cash equivalents at beginning of period	4,380	4,300	4,300	4,392

Cash and cash equivalents at end of period	$4,300	$4,392	$61,062	$230,033

SUPPLEMENTAL DISCLOSURES:
Interest paid	$32,912	$22,010	$5,930	$1,764

NON CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for stockholder receivables	$420,065	$—	$—	$—

See accompanying notes.

GENISYS CONSULTING, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1.	Business Overview
      Genisys Consulting, Inc. (the “Company”) provides information technology solutions to large and major midsize companies. The Company enables its clients and partners to optimize profitability and strengthen customer relationships through reliable, quick-to-market technology solutions. The Company provides a broad range of end-to-end business and technology solutions serving the financial services, healthcare, technology and energy industries.
      The Company was incorporated in March 1990 in the state of Illinois.

2.	Summary of Significant Accounting Policies

Interim Financial Statements (unaudited)
      In the opinion of management, the unaudited interim financial statements at March 31, 2004 and for the three months ended March 31, 2003 and 2004 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company’s financial position at March 31, 2004, and results of operations and cash flows for the three months ended March 31, 2003 and 2004. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Revenue Recognition
      Revenues are primarily derived from professional services provided on a time and materials basis, with the remaining revenue derived from fixed fee engagements. For time and material contracts, revenue is recognized and billed by multiplying the number of hours expended in the performance of the contract by the established billing rates. For fixed fee projects, revenue is generally recognized using the proportionate performance method based on the ratio of hours expended to total estimated hours. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which such losses are determined. Billings in excess of costs plus earnings are classified as deferred revenues. On many projects the Company is also reimbursed for out-of-pocket expenses such as airfare, lodging and meals. These reimbursements are included as a component of revenue.

Cash Equivalents
      Cash equivalents consist primarily of cash deposits and investments with original maturities of ninety days or less when purchased.

Property and Equipment
      Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets (generally 2 to 5 years). Leasehold

GENISYS CONSULTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2003
improvements are amortized over the shorter of the life of the lease or the estimated useful life of the assets.

Impairment of Long-Lived Assets
      Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be entirely recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Income Taxes
      The Company is an “S” Corporation for purposes of federal and state income taxes. Accordingly, no provision for U.S. federal and state income taxes is recorded in these financial statements. Prior to February 2002, the Company was a “C” corporation.

Fair Value of Financial Instruments
      Cash equivalents, accounts receivable, accounts payable, other accrued liabilities, and debt are stated at cost which approximates fair value due to the short-term maturity of these instruments.

Recently Issued Accounting Standards
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. Management does not believe that the adoption of FIN 46 will have a material impact on the Company’s consolidated results of operations or financial position.
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The changes that resulted from the issuance of SFAS No. 150 did not have a material effect on the Company’s consolidated results of operations or financial position.

3.	Concentration of Credit Risk and Significant Customers
      Cash and accounts receivable potentially expose the Company to concentrations of credit risk. Excess cash is placed with highly rated financial institutions. The Company provides credit, in the normal course of business, to its customers. The Company generally does not require collateral or up front payments. The Company performs periodic credit evaluations of its customers and maintains

GENISYS CONSULTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2003
allowances for potential credit losses. Customers can be denied access to services in the event of non-payment. In the event that the Company loses a customer, the Company’s revenue could decrease significantly and, as with the loss of any significant customer, management may need to counteract this type of revenue decrease by reducing headcount to align with the lower demand for the Company’s services. Due to the Company’s significant fixed operating expenses, the loss of sales to a customer could result in the Company’s inability to generate net income for some time in the future.

4.	Employee Benefit Plan
      The Company has a qualified 401(k) profit sharing plan available to full-time employees who meet the plan’s eligibility requirements. This defined contribution plan permits employees to make contributions up to maximum limits allowed by the Internal Revenue Code. The Company, at its discretion, matches a portion of the employee’s contribution under a predetermined formula based on the level of contribution and years of vesting services. The Company made matching contributions equal to 25% of the first 6% of employee contributions totaling $68,000 and $42,000 during 2002 and 2003, respectively, and $-0- and $14,000 for the three months ended March 31, 2003 and March 31, 2004, respectively. These matching contributions vest over a five year period of service.

5.	Line of Credit
      During 2002 and 2003, the Company had a line of credit facility providing for a borrowing capacity of up to $300,000 or 80% of eligible receivables. Borrowings under this line of credit carry an interest rate of 4.25% and mature on March 31, 2004. The Company is required to maintain certain financial covenants under this arrangement. The line of credit is collateralized by substantially all the assets of the Company. No amounts were outstanding under the line of credit as of December 31, 2002 and 2003, and March 31, 2004.

6.	Note Payable to Former Shareholder
      During 2001 the Company purchased common stock from a shareholder for approximately $1.2 million. In consideration for purchase of common stock, the company issued two notes payable for a combined total of approximately $1.2 million. Both notes carried an interest rate of prime adjusted monthly. The first note for $175,000 was repaid in early 2002. The second note for $1,025,000 is payable in monthly installments through 2004. This second note is subordinate to the Company’s line of credit arrangement discussed above in Note 6. Future payments under this note as of December 31, 2003 are $297,991 and were paid in full as of March 3, 2004.

GENISYS CONSULTING, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
December 31, 2003

7.	Commitments and Contingencies
      The Company leases its office facilities and certain equipment under various operating and capital lease agreements. The Company has the option to extend the term of certain of its office facilities leases. Future minimum commitments under these lease agreements are as follows:

Operating
Leases

2004	$181,012
2005	163,818
2006	153,303
2007	76,650

Total minimum lease payments	$574,783

      Rent expense for the years ended December 31, 2002 and 2003 was $151,000 and $167,000, respectively.

8.	Related Party Transaction
      During 2002, the Company sold 37,725 shares of common stock in exchange for shareholder notes receivable for an aggregate amount of $420,065. These notes had no specified term, but required interest to be paid monthly at prime adjusted monthly over the life of the loans. The shares of Company stock purchased with the notes secured the notes and these shareholders pledged all owner distributions to the Company on until these notes were paid in full. The notes receivable were collected in full as of April 2, 2004 in conjunction with the sale of the Company explained in Note 9 below.

9.	Subsequent Event (Unaudited)
      On April 2, 2004, the Company was sold to Perficient, Inc. by way of merger into Perficient’s wholly-owned subsidiary, Perficient Genisys, Inc., a Delaware corporation. Perficient Genisys, Inc. is the surviving corporation to the merger. Perficient paid approximately $7.9 million consisting of approximately $1.5 million in cash and 1.7 million shares of Perficient’s common stock, subject to certain post-closing adjustments. The common stock issued in connection with the merger included approximately 0.8 million shares which are restricted from sale through April 1, 2007, and another 0.4 million shares held in escrow until April 1, 2005.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants	F-74
Consolidated Balance Sheets at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-75
Consolidated Statements of Operations for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-76
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002 and 2003	F-77
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003, and for the three months ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-78
Notes to Consolidated Financial Statements	F-79

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To the Stockholders of
Meritage Technologies, Inc. and Subsidiaries:
We have audited the accompanying consolidated balance sheets of Meritage Technologies, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meritage Technologies, Inc. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note B to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ Grant Thornton LLP
Cincinnati, Ohio
April 13, 2004

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,

	2002	2003	2004

			(Unaudited)
ASSETS
Current assets
Cash	$84,672	$67,746	$75,588
Accounts receivable, net of allowance for doubtful accounts of approximately $546,000, $25,000 and $25,000 in 2002, 2003 and 2004, respectively	3,760,535	2,644,398	2,341,906
Prepaid expenses and other current assets	172,894	25,626	30,115
Deferred income tax asset	415,014	—	—

Total current assets	4,433,115	2,737,770	2,447,609

Property and equipment, net	651,041	279,538	232,816

Other assets
Notes receivable and stockholder advances	460,861	—	—
Deposits and other	127,014	46,437	43,469
Deferred income tax asset	1,256,229	—	—

	1,844,104	46,437	43,469

	$6,928,260	$3,063,745	$2,723,894

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Revolving line of credit	$2,702,495	$1,700,000	$1,450,000
Accounts payable	1,165,959	506,443	507,884
Shareholder note payable	81,103	—	—
Accrued payroll	284,052	298,361	223,575
Accrued payroll tax obligation	—	631,393	669,910
Other accrued expenses	218,288	113,126	183,638
Deferred revenue	23,086	384,680	155,738

Total current liabilities	4,474,983	3,634,003	3,190,745

Stock issued subject to repurchase guarantee	277,439	183,662	183,662

Series A redeemable senior cumulative convertible participating preferred stock	11,535,080	9,974,906	10,122,847

Series B redeemable senior cumulative convertible participating preferred stock	3,045,000	3,231,852	3,280,330

Commitments and contingencies
Stockholders’ equity (deficit)
Common stock, 54,000,000 shares authorized, par value$.001; 25,644,039 shares issued and 24,699,702 shares outstanding at December 31, 2002, 28,097,727 shares issued and 26,440,217 shares outstanding at December 31, 2003 and March 31, 2004	25,644	28,098	28,098
Paid-in capital	2,085,610	4,346,933	4,346,933
Stock subscriptions receivable	(59,906)	(59,906)	(59,906)
Accumulated deficit	(14,450,413)	(18,254,808)	(18,347,820)
Treasury Stock	(8,995)	(20,995)	(20,995)
Accumulated other comprehensive income	3,818	—	—

Stockholders’ equity (deficit)	(12,404,242)	(13,960,678)	(14,053,690)

	$6,928,260	$3,063,745	$2,723,894

The accompanying notes are an integral part of these financial statements.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
REVENUE:
Services	$26,067,675	$18,058,737	$4,856,357	$3,919,200
Reimbursable expenses	322,742	411,338	94,549	110,620

Total revenue	26,390,417	18,470,075	4,950,906	4,029,820

Cost of revenue:
Project personnel costs	18,010,806	11,332,602	2,757,473	2,594,720
Reimbursable expenses	322,742	411,338	94,549	110,620
Other project related expenses	273,288	182,192	68,322	—

Total cost of revenue	18,606,836	11,926,132	2,920,344	2,705,340

Gross margin	7,783,581	6,543,943	2,030,562	1,324,480
Selling, general and administrative	13,150,403	7,326,467	1,659,523	1,137,158
Depreciation	394,822	317,299	97,518	56,400

Income (loss) from operations	(5,761,644)	(1,099,823)	273,521	130,922
Interest income	2,592	702	—	—
Interest expense	(188,885)	(145,308)	(30,851)	(27,515)

Income (loss) before income taxes and change in accounting principle	(5,947,937)	(1,244,429)	242,670	103,407
(Provision) benefit for income taxes	24,367	(1,683,288)	—	—

Income (loss) before change in accounting principle	(5,923,570)	(2,927,717)	242,670	103,407
Change in accounting principle—goodwill impairment	(1,952,312)	—	—	—

Net income (loss)	$(7,875,882)	$(2,927,717)	$242,670	$103,407

The accompanying notes are an integral part of these financial statements.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

								Accumulated
	Common Stock		Treasury Stock					Other
					Additional	Stock		Comprehensive
	Shares		Shares		Paid-In	Subscriptions	Accumulated	Income
	Issued	Amount	Issued	Amount	Capital	Receivable	Deficit	(Loss)	Total

Balance December 31, 2001	25,644,039	$25,644	—	$—	$482,457	$(59,906)	$(4,474,964)	$(1,055)	$(4,027,824)
Purchases of common stock	—	—	(2,180,123)	(75,162)	—	—	—	—	(75,162)
Issuance of common shares	—	—	1,235,786	66,167	93,903	—	—	—	160,070
Issuance of warrants	—	—	—	—	1,387,500	—	—	—	1,387,500
Net loss	—	—	—	—	—	—	(7,875,882)	—	(7,875,882)
Issuance of stock repurchase guarantee	—	—	—	—	(126,318)	—	—	—	(126,318)
Decrease in stock subject to loan guarantee	—	—	—	—	277,404	—	—	—	277,404
Stock issuance costs	—	—	—	—	(29,336)	—	—	—	(29,336)
Accretion of preferred stock dividends	—	—	—	—	—	—	(712,067)	—	(712,067)
Adjustment of preferred stock	—	—	—	—	—	—	(1,387,500)	—	(1,387,500)
Foreign currency translation	—	—	—	—	—	—	—	4,873	4,873

Balance December 31, 2002	25,644,039	25,644	(944,337)	(8,995)	2,085,610	(59,906)	(14,450,413)	3,818	(12,404,242)
Purchases of common stock	—	—	(713,173)	(12,000)	—	—	—	—	(12,000)
Issuance of common shares	1,474,149	1,474	—	—	(1,474)	—	—	—	—
Net loss	—	—	—	—	—	—	(2,927,717)	—	(2,927,717)
Preferred stock conversion	979,539	980	—	—	2,249,020	—	—	—	2,250,000
Decrease in stock subject to loan guarantee	—	—	—	—	13,777	—	—	—	13,777
Accretion of preferred stock dividends	—	—	—	—	—	—	(876,678)	—	(876,678)
Foreign currency translation	—	—	—	—	—	—	—	(3,818)	(3,818)

Balance December 31, 2003	28,097,727	$28,098	(1,657,510)	$(20,995)	$4,346,933	$(59,906)	$(18,254,808)	$—	$(13,960,678)

The accompanying notes are an integral part of these financial statements.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Three Months Ended
	Year Ended December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(7,875,882)	$(2,927,717)	$242,670	$103,407
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	394,822	317,299	97,519	56,400
Impairment of intangible assets	1,952,312	—	—	—
Loss on disposals of fixed assets	140,525	82,110	—	—
Write-down of notes receivable	75,000	235,861	—	—
Foreign currency translation adjustment	4,873	(3,818)	18,098	—
Deferred income taxes	(1,721)	1,671,243	(6,882)	—
Changes in assets and liabilities:
Accounts receivable	2,017,984	1,116,137	(531,547)	302,492
Prepaid expenses and other current assets	(43,743)	147,268	119,847	(4,489)
Income taxes receivable	175,611	—	—	—
Other assets	2,371	80,577	8,283	2,968
Accounts payable	190,628	(659,516)	(91,669)	1,441
Accrued expenses and other liabilities	(660,394)	902,134	187,739	(194,699)

Net cash provided by (used in) operating activities	(3,627,614)	961,578	44,058	267,520

Cash flows from investing activities:
Purchases of property and equipment, net	(496,200)	(27,906)	(31,530)	(9,678)

Net cash used in investing activities	(496,200)	(27,906)	(31,530)	(9,678)

Cash flows from financing activities:
Repurchase of common stock	(75,162)	(12,000)	(12,000)	—
Repurchase of stock subject to repurchase guarantee	(25,001)	(80,000)	(30,000)	—
Sale of Treasury stock	160,070	—	—	—
Issuance of preferred stock, net of issuance cost	2,970,664	—	—	—
Notes receivable and advances to/from stockholders, net	250,001	143,897	215,400	—
Net (repayments) borrowings on line-of-credit	885,866	(1,002,495)	(2,495)	(250,000)

Net cash provided by (used in) financing activities	4,166,438	(950,598)	170,905	(250,000)

Increase (decrease) in cash	42,624	(16,926)	183,433	7,842
Cash at beginning of period	42,048	84,672	84,672	67,746

Cash at end of period	$84,672	$67,746	$268,105	$75,588

Supplemental disclosure of noncash activities:
Accretion of preferred stock dividends	$712,067	$876,678	$218,701	$196,419

Supplemental disclosure of cash flow information:
Interest paid	$188,885	$145,308	$30,851	$27,515

The accompanying notes are an integral part of these financial statements.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note A— The Company
      Meritage Technologies, Inc. (the Company) provides professional services to help Global 3500 enterprises automate business processes and improve operational performance. Meritage specializes in developing solutions in the areas of enterprise portals, content management, custom application development and in supporting enterprise application frameworks. The Company provides consulting services to customers throughout the United States and Canada.
      The consolidated financial statements include the accounts of Meritage Technologies, Inc., a Delaware Corporation, and it’s wholly owned subsidiaries, Meritage Technologies, Inc., an Indiana Corporation, IEC, Ltd., Meritage Technologies— Canada, Inc. and Meritage Technologies Canada Corp. All significant intercompany accounts and transactions have been eliminated.
Note B— Summary of Significant Accounting Policies
1.     Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2.     Concentrations of Credit Risk
      Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of accounts and notes receivable. The Company provides services to customers based on an evaluation of the customer’s financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors the exposure for credit losses and maintains allowances for anticipated losses.
      In 2002, the Company had sales to one customer that comprised 11% of total revenues. Receivables from this customer were 5% of total receivables at December 31, 2002. In 2003, the Company had sales to two customers that comprised 29% of total revenue. Receivables from these customers were 32% of total receivables at December 31, 2003.
3.     Accounting for Long-Lived Assets
      In 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”).
      SFAS 142 provides that goodwill and other intangible assets with indefinite lives should not be amortized. Instead, the carrying value of goodwill is to be evaluated for impairment on an annual basis utilizing fair value techniques. In accordance with SFAS 142, the Company ceased amortization of goodwill as of January 1, 2002 and performed its initial impairment review.
      As a result of its impairment review, the Company deemed its goodwill to be impaired, and, accordingly, wrote off the remaining unamortized balance of $1,952,312. The charge is reflected as a change in accounting principle in the accompanying consolidated statements of operations.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
4.     Foreign Currency Translation
      The financial position and results of operations of the Company’s foreign subsidiary are measured using the local currency as the functional currency. Revenues and expenses are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities are translated using rates in effect as of the date of the balance sheet. Translation gains and losses are included as a component of comprehensive income.
5.     Revenue Recognition
      All revenue is recognized as consulting services are performed. Deferred revenue represents billings in advance of services performed. Unbilled revenue is included as a component of accounts receivable. Losses are recognized at such time facts and circumstances indicate that a loss will be incurred on a contract. Management has concluded that no such loss contracts exist at December 31, 2002 and 2003.
6.     Advertising Costs
      Advertising costs are expensed as incurred. Advertising costs were not significant in 2002 and 2003.
7.     Stock-Based Compensation
      The Company accounts for certain stock options according to APB No. 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized at the time of the grant. Had compensation costs for the Company’s stock options been determined based on fair values at the grant date consistent with SFAS 123 (“Accounting for Stock Based Compensation”), the Company’s net income (loss) would have been as follows:

	For the year ended		For the three months ended
	December 31,		March 31,

	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
Net income (loss), as reported	$(7,875,882)	$(2,927,717)	$242,670	$103,407
Pro-forma stock compensation expense	(176,735)	(121,171)	(31,222)	—

Pro-forma net income (loss)	$(8,052,617)	$(3,048,888)	$211,448	$103,407

      The fair values of the options granted are estimated on the date of grant using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 6%, expected lives of 10 years and no expected volatility. The weighted average exercise price of options granted in 2002 and 2003 was $0.73 per share and $0.25 per share, respectively.
8.     Reclassifications
      Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.
9.     Interim Financial Statements (Unaudited)
      The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial information. Accordingly, certain footnote disclosures have been

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
condensed or omitted. In the opinion of management, the unaudited interim financial statements at March 31, 2004 and for the three months ended March 31, 2003 and 2004 include all adjustments necessary to present fairly the Company’s financial position at March 31, 2004, and results of operations and cash flows for the three months ended March 31, 2003 and 2004. Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.
10.     Recently Issued Accounting Standards
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The changes that resulted from the issuance of SFAS No. 150 did not have a material effect on the Company’s consolidated results of operations or financial position.
11.     Segment Information
      The Company operates in one segment for financial reporting purposes.
Note C— Location Closures
      During 2002 and 2003, the Company closed offices in several of its operating locations. As a result of these closures, the Company incurred costs of approximately $660,000 and $100,000 relating to lease terminations, fixed asset write offs and severance payments in 2002 and 2003, respectively. These costs are included as a component of general and administrative expenses. The rollforward of amounts accrued at year end is as follows:

	2002	2003

Accrued at beginning of year	$—	$200,881
Cost of closures, exclusive of fixed asset write offs	519,881	15,697
Payments	(319,000)	(216,578)

Accrued at end of year	$200,881	$—

Note D— Property and Equipment
      Property and equipment consists of the following at year-end:

	2002	2003	Depreciable Lives

Furniture and fixtures	$202,535	$119,526	5 years
Computer equipment and software	980,760	585,102	3 years

	1,183,295	704,628
Accumulated depreciation and amortization	(532,254)	(425,090)

Property and equipment, net	$651,041	$279,538

      Property and equipment are stated at cost. The Company provides for depreciation and amortization of property and equipment using the straight-line method.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Maintenance and repair costs are charged to expense as incurred. When property and equipment are disposed, the cost and related accumulated depreciation are removed from the respective accounts, and any gains or losses are included in the statements of operations.
Note E— Revolving Line-of-Credit
      The Company maintains a line-of-credit with a bank. At December 31, 2003, the agreement provides for borrowings up to $2,215,000 subject to specified borrowing base limitations and net of any letters of credit outstanding. The agreement enables the Company to borrow funds at the bank’s prime rate plus 2.75% (6.75% at December 31, 2003). The line is secured by substantially all the business assets of the Company. As of December 31, 2003, the Company was in default of certain debt covenants of its revolving credit agreement. On December 31, 2003, the Company obtained from the bank a forbearance agreement in effect through October 31, 2004. The forbearance agreement requires the Company to maintain minimum levels of earnings before interest and taxes throughout the term of the agreement. Subsequent to year end, the bank extended the forbearance agreement to January 4, 2005 and reduced the available borrowings to $1,615,000 in $200,000 increments through October 1, 2004. The Company believes it can remain in compliance with the agreement, as amended throughout 2004. The Company has taken steps to reduce expenses, improve cash flow and return to profitability, including the closing and consolidation of offices in 2002 and 2003.
      Based on available funds, current plans and business conditions, management believes that the Company’s available cash, borrowings and amounts generated from operations, will be sufficient to meet the Company’s cash requirements for the next 12 months. The assumptions underlying this belief include, among other things, that there will be no material adverse developments in the business or market in general. There can be no assurances, however, that those assumed events will occur. If management’s plans are not achieved, there may be further negative effects on the results of operations and cash flows, which could have a material adverse effect on the Company.
Note F— Preferred Stock
      The Company has authorized 1,000,000 shares of preferred stock at par value of $0.001 per share, of which 10,000 shares are designated as Series A and 3,000 shares are designated as Series B. The preferred stock has voting rights based on the number of common shares into which the accreted value of preferred stock is convertible. In addition, a majority of preferred stockholders must approve significant corporate activities including the merger or sale of the Company, issuance of additional common or preferred stock, establishment of new stock option plans, entering into any new line of business, declaring dividends on the common stock or materially amending the compensation package of the chief executive officer.
1.     Series A
      In 2000, the Company issued 10,000 shares of Series A Senior Cumulative Convertible Participating Preferred Stock (the “Series A”). The Series A is convertible to common stock at an adjusted conversion price of $2.297 subject to anti-dilution provisions. The Series A is convertible at any time and automatically converts at the time of a Qualified Public Offering (as defined). If a Qualified Public Offering does not occur before August 7, 2005, the Series A stockholders may mandate the Series A be redeemed or the Company be sold. Holders of Series A are provided a preference in liquidation over holders of common stock equal to the greater of the accreted value of the shares or the value of the common stock into which the Series A is convertible at the date of the liquidation.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Series A accrues dividends at a 6% compounded rate. Through August 7, 2002, such dividends increase the accreted value of the Series A. After that date, the dividends may be paid in cash at the Company’s option or continue to add to the accreted value. No dividends were paid in 2003 or 2002.
      In addition, the Series A stockholders received warrants to purchase up to 828,994 shares of the Company’s common stock at an adjusted amount of $2.297 per share through August 7, 2003. These warrants become exercisable based on the volume of business referred to the Company by each of the Series A holders. No referral activity thresholds were reached.
      On November 13, 2003, Series A stockholders converted 1,852 shares of Series A with a carrying value of $2,250,000 into 979,539 shares of Common Stock.
2.     Series B
      In 2002, the Company issued 3,000 shares of Series B Senior Cumulative Convertible Participating Preferred Stock (the “Series B”). The Series B is convertible to common stock at a conversion price of $1.00 subject to anti-dilution provisions. The Series B stock is convertible at any time and automatically converts at the time of a Qualified Public Offering (as defined). If a Qualified Public Offering does not occur before September 30, 2007, the Series B stockholders may mandate the Series B be redeemed or the Company be sold. Holders of Series B were provided a preference in liquidation over holders of Series A and holders of common stock equal to the greater of 200% of the accreted value of the shares or the value of the common stock into which the Series B is convertible at the date of the liquidation. In 2003, the terms of the preference liquidation of the Series B were amended such that the holders of Series B are provided a preference in liquidation over holders of Series A and holders of common stock equal to the accreted value of the shares or the value of the common stock into which the Series B is convertible at the date of the liquidation.
      The Series B accrues dividends at a 6% compounded rate. Through September 30, 2004, such dividends increase the accreted value of the Series B. After that date, the dividends may be paid in cash at the Company’s option or continue to add to the accreted value.
      In addition, the Series B stockholders received warrants to purchase up to 11,250,000 shares of the Company’s common stock at various prices as follows:
               3,750,000 shares at $0.20 per share
               3,750,000 shares at $0.54 per share
               3,750,000 shares at $0.84 per share
      The Company allocated the estimated fair value of $1,387,500 from the proceeds of the Series B issuance to the warrants. The Company adjusted the carrying amount of the Series B to the full redemption value at December 31, 2002.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Note G— Income Taxes
      The income tax benefit (expense) for the years ended December 31, 2002 and 2003 consists of the following:

	2002	2003

Current:
Federal	$78,550	$—
State	(55,904)	—
Deferred	1,721	(1,683,288)

Income tax benefit (expense)	$24,367	$(1,683,288)

      Deferred tax assets and liabilities are determined based on differences between the financial and tax basis of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse. The components of the net deferred tax asset at December 31, 2002 and 2003 are as follows:

	2002	2003

Short-term deferred taxes:
Allowance for doubtful accounts	$218,519	$10,000
Accrued medical	10,585	30,058
Deferred rent	25,320	15,192
Other	160,590	10,000

Total short-term deferred tax assets	415,014	65,250

Long-term deferred taxes:
Amortization of intangible assets	1,008,798	929,492
Stock option compensation	126,813	126,813
Depreciation	8,722	57,559
Net operating losses	3,481,451	4,398,335
Other	2,721	857

Net long-term deferred tax assets	4,628,505	5,513,056

Total	5,043,519	5,578,306
Valuation allowance	(3,372,276)	(5,578,306)

Net deferred taxes	$1,671,243	$—

      At December 31, 2002 and 2003, the Company has available net operating loss carryforwards of approximately $9,000,000 and $11,000,000, respectively, which may be applied against future taxable income. These carry forwards begin to expire in 2021.
      Management of the Company periodically reviews the deferred tax assets for realizability and recognizes a valuation allowance if it is more likely than not that some or all of a deferred tax asset may not be realized. As the Company has suffered recurring losses, management determined a full valuation allowance is appropriate for the net deferred tax assets at December 31, 2003.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      The Company’s (provision) benefit for income taxes differs from the expected tax (provision) benefit amount computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes as a result of the following:

	2002	2003

Tax at statutory rate of 34%	$(2,686,085)	$(423,106)
State taxes, net of federal benefit	(474,015)	(74,666)
Change in valuation allowance	3,372,276	2,206,030
Other	(187,809)	(24,970)

Income tax benefit (expense)	$24,367	$(1,683,288)

Note H— Defined Contribution Plan
      The Company sponsors a Salary Savings and Profit Sharing Trust 401(k) plan that covers substantially all employees. The plan provides for discretionary matching contributions and discretionary profit sharing contributions. The Company made no discretionary matching contributions in the years ended December 31, 2002 and 2003. There were no discretionary profit sharing contributions for the years ended December 31, 2002 and 2003.
Note I— Related Party Transactions
      At December 31, 2002, the Company had formal and informal interest bearing and non-interest bearing notes receivable and advances with various stockholders and employees of $460,861. In 2003, the Company determined that the balance of the notes were not recoverable and expensed the remaining balance.
Note J— Employee Stock Option Plan
      On August 7, 2000, the Board of Directors of Meritage Technologies, Inc. approved the Meritage Technologies, Inc. Nonqualified Stock Option Plan (the Plan). The number of shares of stock, which may be issued and sold under the Plan, is subject to the sole discretion and authority of the Board of Directors, which also has the authority to determine the exercise price and the vesting and exercise periods of all options. The exercise price and the vesting and exercise periods shall be incorporated into the Stock Option Agreement awarding such option. All options issued under the Plan to date have a ten-year exercise period.

	2002	2003

Outstanding, beginning of year	2,343,791	1,372,189
Options granted	383,250	1,127,500
Options exercised	—	—
Options cancelled/surrendered	(1,354,852)	(342,705)

Outstanding, end of year	1,372,189	2,156,984

      At December 31, 2002 and 2003, there were 968,419 shares and 1,210,047 shares, respectively, which were vested and eligible to be exercised. The weighted average exercisable price of these shares were $1.15 per share and $1.43 per share, respectively. The weighted average fair value of the option shares granted during 2002 and 2003 were approximately $0.10 per share and $0 per share, respectively.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
      Options outstanding as of December 31, 2003 were as follows:

Exercise	Number of		Number
Price	Shares	Expiration Date	Exercisable

$0.036	166,787	August 7, 2010	166,787
$ 0.10	530,856	June 30, 2011– September 30, 2011	522,230
$ 0.25	832,500	January 1, 2013– September 29, 2013	—
$ 2.50	30,000	July 6, 2011	20,000
$ 3.00	520,340	August 7, 2010– November 26, 2012	447,363
$ 5.00	67,033	January 1, 2011– June 25, 2011	46,367
$ 6.00	9,468	January 29, 2011– May 26, 2011	7,300

	2,156,984

Note K— Commitments and Contingencies
1.     Lease Obligations
      The Company leases office facilities under operating leases. Rent expense related to these leases was approximately $1,300,000 and $580,000 in 2002 and 2003, respectively. Approximate future minimum rental commitments, as of year-end, were as follows:

Years Ended
December 31,

2004	$484,000
2005	428,000
2006	40,000

$952,000

2.     Legal Matters
      Various lawsuits and claims arising during the normal course of business are pending against the Company. In the opinion of management, the ultimate liability, if any, resulting from such suits and claims will have no material adverse effect on the Company’s statements of operations, cash flows or financial position.
3.     Stockholder Loan and Repurchase Guarantees
      The Company has guaranteed personal stockholder bank loans used to purchase common stock. As a result, the stock issued was recorded as a liability and not equity.
      In addition, the Company has committed to repurchase certain common stock sold to an employee for the amount paid by the employee for the stock. Accordingly, the stock issued is recorded as a liability and not equity.
Note L— Stock Grant
      In 2003, the Company granted 1,474,149 shares of unrestricted common stock to an executive for services rendered. At the time of the grant, the Company estimated the fair value of the common stock to be $.01 per share and recorded compensation expense of $1,474 for the grant.

MERITAGE TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Note M— Subsequent Event (Unaudited)
      On June 18, 2004, the Company was sold to Perficient, Inc. by way of a merger with Perficient’s wholly-owned subsidiary, Perficient Meritage, Inc. The name of the surviving corporation was changed to Perficient Meritage, Inc. Perficient, Inc. paid approximately $7.1 million for the Company, consisting of approximately $2.9 million in cash, liabilities assumed of approximately $2.4 million, and 1.17 million shares of Perficient Inc.’s common stock, subject to certain post-closing adjustments.

Report of Independent Registered Public Accounting Firm
Managers and Members of
     ZettaWorks LLC
Houston, Texas
      We have audited the accompanying consolidated balance sheets of ZettaWorks LLC (“ZettaWorks”), as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended. These financial statements are the responsibility of ZettaWorks’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. ZettaWorks is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of ZettaWorks’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZettaWorks as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
      As explained in Note 11 to the financial statements, ZettaWorks changed its method of accounting for mandatorily redeemable units on July 1, 2003.

/s/ BKD, LLP
Houston, Texas
February 1, 2005

ZettaWorks LLC
Consolidated Balance Sheets as of December 31, 2002 and 2003; and as of
September 30, 2004 (unaudited)

	December 31,	December 31,	September 30,
	2002	2003	2004

			(Unaudited)
ASSETS
Current Assets
Cash	$378,625	$302,504	$45,421
Accounts receivables
Trade receivables	2,828,721	3,251,985	4,025,744
Affiliates	342,208	—	2,469
Members	23,734	—	—
Prepaid expenses	116,064	27,152	73,132

Total current assets	3,689,352	3,581,641	4,146,766

Property and Equipment-at cost
Office furniture, fixtures, and equipment	140,786	161,105	161,105
Leasehold improvements	29,947	29,947	29,947
Computer equipment	414,535	348,406	399,607

	585,268	539,458	590,659
Less accumulated depreciation	(354,023)	(442,244)	(477,308)

	231,245	97,214	113,351
Other Assets
Deposits and other assets	24,758	24,194	17,588

Total Assets	$3,945,355	$3,703,049	$4,277,705

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payables	$431,220	$486,634	$697,707
Accrued expenses	582,420	862,188	903,523
Line of credit	1,825,000	1,357,369	1,924,265
Notes payable—members	—	—	400,000
Accounts payables—members	23,734	—	—

Total current liabilities	2,862,374	2,706,191	3,925,495
Member units subject to mandatory redemption	—	483,561	179,414
Members’ Equity
Voting units (7,110,000 authorized and issued at December 31, 2002 and 2003; 7,158,750 at September 30, 2004)	544,715	239,325	(60,082)
Non-voting units (6,390,000 authorized and issued at December 31, 2002 and 2003; 6,391,250 at September 30, 2004)	511,797	—	—
Accumulated other comprehensive income	26,469	273,972	232,878

Total members’ equity	1,082,981	513,297	172,796

Total Liabilities and Members’ Equity	$3,945,355	$3,703,049	$4,277,705

The accompanying notes are an integral part of these consolidated financial statements.

ZettaWorks LLC
Consolidated Statement of Operations For the Years Ended December 31, 2002 and 2003;
and Nine Months Ended September 30, 2003 (unaudited) and
September 30, 2004 (unaudited)

			Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
Revenues
Consulting services	$13,764,975	$17,358,431	$13,356,204	$13,426,453
Reimbursable costs	457,201	516,419	402,225	293,406

Total Revenues	14,222,176	17,874,850	13,758,429	13,719,859

Cost of Revenues
Personnel costs	7,525,611	9,555,059	7,303,960	8,583,552
Reimbursable costs	457,201	516,419	402,225	293,406
Other project related expenses	809,961	2,231,353	1,770,587	1,543,441

Total Cost of Revenues	8,792,773	12,302,831	9,476,772	10,420,399

Gross Margin	5,429,403	5,572,019	4,281,657	3,299,460
Selling, general and administrative costs	4,316,404	5,712,449	4,563,984	3,763,693
Depreciation	149,770	103,829	82,677	73,417

Total Operating Expenses	4,466,174	5,816,278	4,646,661	3,837,110

Operating Income (Loss)	963,229	(244,259)	(365,004)	(537,650)
Other Expenses
Interest expense (income) from change in fair value of mandatorily redeemable member units	—	51,248	(46,007)	(304,148)
Interest expense-other obligations	75,827	68,570	49,955	65,983
Other (income) expense	2,965	20,797	(7,075)	(78)

Total Other (Income) Expense	78,792	140,615	(3,127)	(238,243)

Net Income (Loss)	884,437	(384,874)	(361,877)	(299,407)
Other Comprehensive Income
Currency translation adjustments	12,715	247,503	116,262	(41,094)

Comprehensive Income (Loss)	$897,152	$(137,371)	$(245,615)	$(340,501)

Distributions to members	$200,000	$—	$—	$—
Net income (loss) per member unit	$0.066	$(0.013)	$(0.022)	$(0.048)
Distributions to members per unit	$0.015	$—	$—	$—
Units used in computing net income (loss) and distributions per member unit	13,500,000	10,305,000	11,372,130	7,158,750
The accompanying notes are an integral part of these consolidated financial statements.

ZettaWorks LLC
Consolidated Statement of Members Equity
Years Ended December 31, 2002 and 2003

			Accumulated
			Other
	Voting	Redeemable Units	Comprehensive
	Class A	Class B & Class C	Income	Total

Balance as of January 1, 2002	$199,245	$172,830	$13,754	$385,829
Transfer voting to non-voting	(15,000)	15,000	—	—
Distribution to members	(105,333)	(94,667)	—	(200,000)
Net income	465,803	418,634	—	884,437
Currency translation adjustment			12,715	12,715

Balance as of December 31, 2002	544,715	511,797	26,469	1,082,981
Net Loss	(202,702)	(182,172)	—	(384,874)
Cumulative effect of change in accounting principle	(102,688)	(329,625)	—	(432,313)
Currency translation adjustment	—	—	247,503	247,503

Balance as of December 31, 2003	$239,325	$—	$273,972	$513,297

The accompanying notes are an integral part of these consolidated financial statements.

ZettaWorks LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2002 and 2003
Nine Month Periods Ended September 30, 2003 (unaudited) and 2004 (unaudited)

			Nine Months	Nine Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	September 30,	September 30,
	2002	2003	2003	2004

			(Unaudited)	(Unaudited)
Operating Activities:
Net income (loss)	$884,437	$(384,874)	$(361,877)	$(299,407)
Items not requiring (providing) cash
Depreciation	179,198	103,829	82,677	68,763
Increase in allowance for doubtful accounts	79,902	23,718	32,169	13,117
(Gain) loss on sale of assets	(426)	103,100	111,712	(4,250)
Interest (income) expense for mandatorily redeemable units	—	51,248	(46,007)	(304,148)
Changes in:
Accounts receivables, trade	(1,772,018)	(219,510)	146,452	(828,517)
Accounts receivables, affiliates & members	(342,208)	342,208	406,754	(2,469)
Prepaid expenses	—	—	100,450	(46,068)
Accounts payable and accrued expenses	701,178	288,032	75,880	262,194
Other assets	(109,500)	108,229	6,676	6,332

Net cash provided by (used in) operating activities	(379,437)	415,980	554,886	(1,134,453)

Investing Activities:
Proceeds from sale of assets	426	650	—	4,250
Purchase of property and equipment	(206,269)	(73,548)	(62,825)	(89,696)

Net cash used in investing activities	(205,843)	(72,898)	(62,825)	(85,446)

Financing Activities:
Borrowings (repayments) under line of credit, net	935,000	(467,631)	(400,511)	566,896
Repayment of borrowings from member	(50,000)	—	—	—
Borrowings from member	—	—	—	400,000
Distribution to members	(200,000)	—	—	—

Net cash provided by (used in) financing activities	685,000	(467,631)	(400,511)	966,896

Effect of foreign currency exchange on cash	4,420	48,428	52,175	(4,080)
Increase (decrease) in cash	104,140	(76,121)	143,725	(257,083)
Cash at beginning of year or period	274,485	378,625	378,625	302,504

Cash at end of year or period	$378,625	$302,504	$522,350	$45,421

Supplemental cash flow information
Interest paid	$92,221	$71,495	$42,909	$56,400

The accompanying notes are an integral part of these consolidated financial statements.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ZettaWorks LLC (“ZettaWorks”), provides information systems consulting services and staffing for customers located in the United States and Australia. ZettaWorks is a subsidiary of AB Holdings, LLC. AB Holdings, LLC, owns 100 percent of the voting interest and 52 percent of equity. ZettaWorks is a Texas limited liability company. The term of ZettaWorks is the earlier of dissolution by the members or May 2030.

Principles of Consolidation
      The consolidated financial statements include the accounts of ZettaWorks and its wholly owned subsidiary, ZettaWorks Australia Pty. Ltd. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
      Accounts receivable are stated at the amount billed to customers. ZettaWorks provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The allowance for bad and doubtful trade receivables amounted to $96,300 and $125,005 as of December 31, 2002 and 2003, respectively. Bad debt expense was approximately $246,000 and $228,000 for the years ended December 31, 2002 and December 31, 2003, respectively.

Property and Equipment
      Property and equipment are recorded at cost, and are being depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using straight-line methods.

Foreign Currency Translation
      The financial currency for ZettaWorks’ foreign subsidiary is the local currency, the Australian dollar. Assets and liabilities are translated at the exchange rate in effect on the last day of the respective year or period. Items impacting the statements of operations are translated at the average exchange rate in effect during the respective year or period. The translation adjustments are recorded as a component of members’ equity. Gains and losses from foreign currency denominated transactions are included in other income on the statements of operations.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)

Interim Financial Statements (unaudited)
      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. In the opinion of management, the unaudited interim financial statements at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 include all adjustments necessary to present fairly ZettaWorks’ financial position at September 30, 2004, and results of operations and cash flows for the nine months ended September 30, 2003 and 2004. Results for the nine months ended September 30, 2003 and 2004 are not necessarily indicative of the results to be expected for the entire year.

Segment Information
      ZettaWorks operates in one segment for financial reporting purposes.

Income Taxes
      ZettaWorks’ members have elected to have ZettaWorks’ income taxed as a partnership under provisions of the Internal Revenue Code. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal income taxes is included in these financial statements. ZettaWorks is subject to certain state income taxes and ZettaWorks’ wholly owned subsidiary is subject to tax in Australia. Deferred tax assets and liabilities are recognized for the tax effects of differences in financial and tax bases of the subsidiary in Australia.

Revenue Recognition
      All revenue is recognized as consulting and staffing services are performed. Deferred revenue represents billings in advance of services performed. Unbilled revenue is included as a component of accounts receivable. Losses are recognized at such time facts and circumstances indicate that a loss will be incurred on a contract. ZettaWorks has recognized losses on uncompleted contracts in the amounts of $-0- and $88,466 at September 30, 2003 and 2004 (unaudited), respectively. There were no losses recognized at December 31, 2002 and 2003.
      Revenue relating to certain fixed-price contracts for consulting services is generally recognized by applying percentages of completion for each period to the total estimated revenue for the respective contracts. The percentages of completion are determined by relating the number of actual units of work performed to date to the current estimated number of total units of work required to complete the respective contracts. Contract costs include all direct labor and other costs related to contract performance. Because of the inherent uncertainties in estimating costs and revenues, it is at least reasonably possible that estimates could change in the near term.

Unit Appreciation Rights Plan
      ZettaWorks has a unit appreciation rights employee compensation plan, which is described more fully in Note 9. ZettaWorks may incur a liability to pay employees an amount to be determined by the number of units that eventually vest and by the increase in the unit price from a specified level. Changes in the amount of the liability due to unit valuation changes are compensation cost of the period in which the changes occur.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)
          Comprehensive Income
      ZettaWorks follows Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which established standards for reporting comprehensive income and its components. ZettaWorks’ other comprehensive income is from foreign currency translation.

Fair Value of Financial Instruments
      Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, ZettaWorks does not know whether the fair values shown represent values at which the respective financial instruments could be sold individually or in the aggregate.
      All of ZettaWorks’ financial instruments are short-term, thus the carrying amount is a reasonable estimate of fair value.
          Earnings Per Member Unit
      ZettaWorks follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share. Earnings per member is computed by dividing net income (loss) available to members by the weighted average units outstanding during the period.
      Effective July 1, 2003, ZettaWorks adopted Statement of Financial Accounting Standards No. 150, Accounting For Certain Financial Instruments With Characteristics of Both Liabilities and Equity, to account for member units subject to mandatory redemption. (See Note 11) As of the date of adoption the member units subject to mandatory redemption (Class B and Class C member units) are reported as a liability and are no longer included in the computation of earnings per member unit. Had the Class B and Class C member units been excluded from the computation of earnings per member unit in all periods presented, earnings (loss) per member unit would have been as follows:

December 31, 2002	$0.126
September 30, 2003	$(0.035)
December 31, 2003	$(0.019)

Note 2:	Line of Credit
      ZettaWorks has a $2,000,000 revolving line of credit expiring in September, 2005. At December 31, 2002 and 2003, there was $1,825,000 and $1,357,369, respectively, borrowed against this line of credit. The line of credit is collateralized by substantially all of ZettaWorks’ assets and is secured by a guarantee of a member. Interest is payable monthly at the greater of the bank’s prime rate or 5.0 percent. Under the provisions of the loan agreement, ZettaWorks is required, among other things, to maintain certain financial ratios and equity balances. ZettaWorks repaid the balance owed on the line of credit in December, 2004 in conjunction with an asset purchase by Perficient Zettaworks, Inc, further discussed in Note 15.

Note 3:	Operating Leases
      Operating leases for facilities in Houston, Texas, New York, New York, Irvine, California, Melbourne, Australia, and Sydney, Australia are on a month-to-month basis. Rent expense under the

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)
agreements was approximately $154,000 and $167,000 for the years ended December 31, 2002 and 2003, respectively.
      The Houston facility and New York facilities are subleased from an affiliate related through common ownership. Rental expenses paid to the affiliate for the years ended December 31, 2002 and 2003 totaled approximately $127,000 and $162,000, respectively.

Note 4:	Concentrations of Credit Risk
      Accounting principles generally accepted in the United States of America require the disclosure of current vulnerabilities due to certain concentrations of risk. Financial instruments that potentially subject ZettaWorks to concentrations of credit risk consist principally of cash and accounts receivable.
      ZettaWorks maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. ZettaWorks has not experienced any losses in such accounts. ZettaWorks believes it is not exposed to any significant credit risk on cash.
      ZettaWorks operates and grants credit primarily to commercial companies in the United States and Australia. ZettaWorks’ policy is to evaluate each customer’s financial condition and determine the amount of credit to be extended. ZettaWorks does not, as a matter of policy, require collateral on credit granted to customers. Sales to the top customer accounted for approximately 29 percent and 26 percent of 2002 and 2003 revenues, respectively. At December 31, 2002 and 2003, accounts receivable from one customer were approximately 22 percent and 21 percent of total accounts receivable, respectively.

Note 5:	Income Taxes
      The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2003

Deferred tax assets, net operating loss	$10,400	$226,000
Deferred tax liabilities	—	—

Net deferred tax asset	10,400	226,000

Valuation allowance:
Beginning balance	—	(10,400)
Increase during period	(10,400)	(215,600)

Ending balance	(10,400)	(226,000)

Net deferred tax asset	$0	$0

      ZettaWorks has unused operating loss carryforwards in Australia of approximately $750,000. The carryforwards do not have an expiration date. Management of ZettaWorks periodically reviews the deferred tax assets for realizability and recognizes a valuation allowance if it is more likely than not that some or all of a deferred tax asset may not be realized. As ZettaWorks has suffered recurring losses, management determined a full valuation allowance is appropriate for the net deferred tax assets at December 31, 2003.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)

Note 6:	Profit Sharing Plan
      ZettaWorks has a 401(k) profit sharing plan (the plan) covering substantially all employees. ZettaWorks’ contributions to the plan are determined annually by the Board of Directors. Contributions to the plan were approximately $73,000 and $99,000 for 2002 and 2003, respectively.

Note 7:	Related Party Transactions
      ZettaWorks had approximately $925,700 and $875,500 in sales to a commonly controlled affiliate during the years ended December 31, 2002 and 2003, respectively. The amount included in ZettaWorks’ trade accounts receivable balance from the same affiliate was approximately $39,000 and $16,000 at December 31, 2002 and 2003, respectively. At December 31, 2003, ZettaWorks had a payable to the affiliate of approximately $12,000 that is included in accounts payable.
      ZettaWorks has a management agreement with a commonly controlled affiliate. Management fee expense recognized under the management agreement totaled approximately $68,000 and $78,000 for the years ended December 31, 2002 and 2003, respectively.
      ZettaWorks received short-term financing from its controlling member during 2001. The maximum amount outstanding during 2002 was $450,000.
      During 2002, ZettaWorks received approximately $60,000 for administrative services provided to an affiliate related through common ownership. From time to time, ZettaWorks paid various operating expenses for the benefit of the affiliate and was reimbursed. During 2002, ZettaWorks also provided information consulting services to this affiliate aggregating $342,000, all of which was paid in February 2003.
      During 2004, ZettaWorks received short term financing from a member of $400,000. The note payable was repayable in March, 2004 and carried interest rate of Prime. The note was repaid in full in 2004 resulting in an interest expense of approximately $14,600 (unaudited).

Note 8:	Foreign Operations
      ZettaWorks’ wholly owned subsidiary, ZettaWorks Australia Pty. Ltd., was organized under laws of Australia and is located in Melbourne, Australia. The total assets of ZettaWorks Australia Pty. Ltd. were approximately $608,000 and $2,956,000 at December 31, 2002 and 2003, respectively. As further discussed in Note 15, substantially all assets of ZettaWorks Australia Pty. Ltd. were sold effective October 29, 2004. Revenue for the years ended December 31, 2002 and 2003 totaled approximately $1,365,000 and $3,200,000, respectively. Revenues for the nine months ended September 30, 2003 and 2004 (unaudited) totaled $2,109,675 and $1,379,758, respectively.

Note 9:	Unit Appreciation Rights Plan
      ZettaWorks has an incentive compensation plan in the form of a unit appreciation rights plan to reward key employees who contribute to the success of ZettaWorks. The plan provides for the grant of unit appreciation rights (UARs) to employees as selected by the administrative committee. UARs vest in accordance with each individual participant’s UARs agreement, generally over a five-year period and expire 10 years from the grant date. Vested UARs can be exercised in full or in part and converted to cash at the calculated value beginning after the completion of three years of employment and ending on the expiration date. Value is determined by a formula stated in the plan based on ZettaWorks’ adjusted book value. These UARs can be only converted to cash payments by ZettaWorks, and are not

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)
convertible to members’ equity or sold to anyone other than ZettaWorks. As of December 31, 2002, and 2003, 840,250 and 1,021,500 units were outstanding, respectively. As of December 31, 2003, there was no liability related to this plan.
      A summary of the status of the plan at December 31, 2002 and 2003 is presented below:

			Weighted Average
		Number of	Remaining	Weighted Average	Number	Weighted Average
	Range of Exercise	Units	Contractual Life	Exercise Price	of Units	Exercise Price
	Prices	Outstanding	(Years)	of Units	Exercised	of Units

Units outstanding as of January 1, 2002	$0.0725-$0.10	483,500	9.63	$0.07	—	—
Granted	$0.0725-$0.10	366,250
Exercised Forfeited	$0.0725-$0.10	(9,500)
Units outstanding as of December 31, 2002	$0.0725-$0.10	840,250	9.08	$0.08	—	—
Granted		342,500
Exercised Forfeited		(161,250)
Units outstanding as of December 31, 2003	$0.0725-$0.10	1,021,500	8.62	$0.09	—	—

Note 10:	Membership Interests
      ZettaWorks is authorized to issue multiple classes of limited liability interests designated as voting (Class A) and non-voting (Class B and C) units.
      The Class C units have been issued to two key employees of ZettaWorks, and are subject to vesting and forfeiture provisions related to their continued employment based on length of employment. As of December 31, 2003, all units were fully vested.
      Upon death, disability, retirement or termination of employment without cause from ZettaWorks by a Class B unit holder, ZettaWorks will be required to redeem the Class B units. The value of the units will be determined based on a formula defined in the regulations of ZettaWorks. Payment will consist of 20 quarterly payments.
      Upon termination of employment for any reason by a Class C unit holder, ZettaWorks will be required to purchase the Class C units. The value of the units will be equal to the book value of the capital account of the Class C unit holder. The purchase price will be paid in cash up to the first $100,000 with all amounts in excess of $100,000 to be paid out in five annual installments.
      No member is liable for the debts, obligations, or liabilities of ZettaWorks.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)
      The following is a summary of Units authorized, issued and outstanding:

		Number of Units

		December 31,	December 31,	September 30,
Class	Voting	2002	2003	2004

				(Unaudited)
A	Yes	7,110,000	7,110,000	7,158,750
B	No	5,390,000	5,390,000	5,391,250
C	No	1,000,000	1,000,000	1,000,000

Total		13,500,000	13,500,000	13,550,000

Note 11:	Mandatorily Redeemable Member Units
      Effective July 1, 2003 ZettaWorks adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity, to account for member units subject to mandatory redemption by ZettaWorks upon occurrence of certain events including death, disability, or termination of employment. The Class B and Class C units are subject to mandatory redemption, and are to be repurchased at adjusted book value as defined in the agreement and under the terms defined in the agreement (See Note 10).
      The cumulative effect of the adoption of FAS 150 of $432,313 has been reflected in the Statement of Members’ Equity as of July 1, 2003.

Note 12:	Accrued Expenses
      Details of accrued expenses are as follows:

	December 31,	December 31,	September 30,
	2002	2003	2004

Other	$119,359	$206,045	$268,737
Compensated absences	38,196	68,425	157,084
Contract costs	52,576	79,863	116,202
Commissions	129,713	68,253	62,824
Compensation and benefits	208,826	395,852	234,471
Accounting and legal	33,750	43,750	13,191
Deferred revenue		—	51,014

	$582,420	$862,188	$903,523

Note 13:	Contingency
      ZettaWorks was a defendant in a lawsuit brought by a former employee alleging breach of an employment agreement and other causes of action related to his termination. The plaintiff asked for damages of $200,000. In 2003, ZettaWorks accrued $60,000 as its estimate of loss on the case. This litigation was settled in January 2005, resulting in additional expense of $14,000 which was recorded as of September 30, 2004.

ZettaWorks, LLC
Notes to Consolidated Financial Statements
December 31, 2002 and 2003
September 30, 2003 (unaudited) and 2004 (unaudited)

Note 14:	Derivative Financial Instruments (Unaudited)
      Beginning in 2004, ZettaWorks used foreign exchange contracts to manage currency risk. Derivatives are recognized as either assets or liabilities in the financial statements and are measured at fair value. Subsequent changes in fair value are recognized in earnings.
      At September 30, 2004, ZettaWorks had open offsetting buy and sell foreign exchange contracts for 1,400,000 Australian dollars that settled October 1, 2004. The contracts were settled for a net loss of $27,020 on October 1, 2004. The loss was included in earnings as of September 30, 2004.

Note 15:	Subsequent Events (Unaudited)
      On October 29, 2004 ZettaWorks sold substantially all of the assets of its wholly owned subsidiary, ZettaWorks Australia Pty. Ltd., to Aipex Pty. Ltd. by way of an asset purchase agreement. The assets were sold for $4,480 in cash and potential future royalties on outstanding work orders as defined in the agreement.
      On December 20, 2004, pursuant to an asset purchase agreement, substantially all of ZettaWorks’ assets were sold to and liabilities were assumed by Perficient ZettaWorks, Inc, a wholly owned subsidiary of Perficient, Inc. for approximately $10.7 million. The sale price was paid in cash of approximately $2.9 million and 1.2 million shares of Perficient, Inc.’s common stock, subject to certain post-closing adjustments.

PERFICIENT, INC.
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      The unaudited pro forma combined financial information includes a statement of operations for the year ended December 31, 2003, and the nine months ended September 30, 2004 which assumes the acquisitions for Genisys Consulting, Inc., Meritage Technologies, Inc. and ZettaWorks LLC occurred on January 1, 2003 and an unaudited balance sheet at September 30, 2004, which assumes the ZettaWorks LLC acquisition occurred on that date (the Genisys Consulting, Inc., and Meritage Technologies, LLC, acquisitions occurred prior to September 30, 2004 and accordingly, their balances are already reflected at September 30, 2004).
      On December 17, 2004, Perficient, Inc. (the “Company”), Perficient ZettaWorks, Inc., a Delaware corporation and a wholly-owned subsidiary of Perficient (the “Acquisition Sub”) and ZettaWorks LLC (“ZettaWorks”), a Texas limited liability company, entered into an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which Acquisition Sub acquired substantially all of the assets and assumed certain liabilities of ZettaWorks (the “Acquisition”). The Acquisition closed on December 20, 2004. The total consideration paid in the Acquisition is $11.4 million, which amount includes approximately $2.9 million in cash and approximately $7.8 million worth of the Company’s common stock (1,193,179 shares of the Company’s common stock), based on the average closing price of the Company’s common stock for the three trading days immediately preceding the acquisition, and transaction costs of approximately $0.7 million. The following unaudited pro forma condensed combined financial statements give effect to the acquisition by the Company of ZettaWorks. This acquisition will be accounted for as a purchase business combination. The consideration paid in the Acquisition has been preliminarily allocated to the tangible and identifiable intangible assets acquired and liabilities assumed according to their estimated respective fair values, with the excess purchase consideration being allocated to goodwill at the closing of the transaction. These unaudited pro forma condensed combined financial statements have been prepared from the historical consolidated financial statements of the Company and ZettaWorks and should be read in conjunction therewith. Operating results of ZettaWorks are included in operating results of the Company’s condensed combined financial statements as of December 20, 2004.
      On June 18, 2004, the Company consummated the acquisition of Meritage Technologies, Inc. (“Meritage”), a Delaware corporation, by merging our wholly owned subsidiary Perficient Meritage, Inc., a Delaware corporation, with and into Meritage. Meritage survived the merger as our direct wholly owned subsidiary, under the name “Perficient Meritage, Inc.” The Company paid approximately $7.1 million consisting of approximately $2.9 million in cash, assumed debt of approximately $2.4 million, and issued 1,168,219 shares of the Company’s common stock, subject to adjustments, which are not expected to be material. The shares of common stock issued in connection with the merger were ascribed a value of $3.595 per share, which was the average closing price of the Company’s common stock for the 23 consecutive trading days ending on June 15, 2004, which value is consistent with the valuation under EITF-99-12, Determination of the Measurement Date for the Market Price of Acquired Securities Issued in a Purchase Business Combination. Approximately $0.9 million in transaction costs have been incurred in relation to the acquisition.
      On April 2, 2004, the Company consummated the acquisition by way of merger of Genisys Consulting, Inc. (“Genisys”), an Illinois corporation, with and into our wholly owned subsidiary, Perficient Genisys, Inc., a Delaware corporation. Perficient Genisys, Inc. is the surviving corporation to the merger. The Company paid approximately $8.3 million consisting of approximately $1.5 million in cash, issued 1,687,439 shares of the Company’s common stock and granted stock options valued at $400,000. The shares of common stock issued in connection with the merger were ascribed a value of $3.77 per share, which was the average closing price of the Company’s common stock for the 30 consecutive trading days ending on April 1, 2004, which value is consistent with the valuation under EITF-99-12, Determination of the Measurement Date for the Market Price of Acquired Securities Issued

in a Purchase Business Combination. The common stock issued in connection with the merger included 825,459 shares, which are restricted based upon the continued employment with Perficient of certain employees of Genisys through April 1, 2007, and another 352,055 shares held in escrow until April 1, 2005. Approximately $0.5 million in transaction costs have been incurred in relation to the acquisition.
      The pro forma amounts for the Genisys and Meritage acquisitions are based on the historical financial statements of Genisys and Meritage and should be read in conjunction with those historical financial statements and related notes, which were previously filed with Forms 8-K/ A on June 16, 2004, and August 30, 2004, respectively.
      The following pro forma condensed combined financial statements are presented to illustrate the effects of the acquisitions on the historical financial position and operating results of the Company. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004 give effect to the acquisitions as if they occurred on January 1, 2003 and combine the respective statements of operations for the Company and the above entities for the respective periods. These pro forma historical results do not reflect operational efficiencies and cost savings that may be achieved with respect to the combined companies. Therefore, these pro forma historical results reflect operating costs which are not indicative or predictive of future period results. The pro forma balance sheet as of September 30, 2004 assumes that the acquisition of ZettaWorks occurred on that date (the Genisys and Meritage acquisitions had already occurred).
      The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on the indicated dates, nor is it necessarily indicative of future operating results. The pro forma adjustments are based on information available at the time of this filing.

PERFICIENT, INC.
PRO FORMA CONDENSED COMBINED BALANCE SHEET
(Unaudited)

	As of September 30, 2004

	Perficient	ZettaWorks	Pro Forma		Pro Forma
	(Historical)	(Historical)	Adjustments	Reference	Balances

Assets
Cash	$2,786,639	$45,421	$(1,563,410)	Notes 2, 8 and 12	$1,268,650
Accounts receivable, net	14,352,505	4,028,213	(867,662)	Note 12	17,513,056
Other current assets	450,806	73,132	(7,806)	Note 12	516,132

Total current assets	17,589,950	4,146,766	(2,438,878)		19,297,838
Property and equipment, net	782,916	113,351	(7,616)	Note 12	888,651
Intangibles, net	28,532,584	—	9,565,070	Note 2	38,097,654
Other noncurrent assets	133,648	17,588	—		151,236

Total assets	$47,039,098	$4,277,705	$7,118,576		$58,435,379

Liabilities and stockholders’ equity
Accounts payable	$3,595,912	$697,707	$(80,973)	Note 12	$4,212,646
Current portion of long term debt	576,140	1,924,265	(1,924,265)	Note 7	576,140
Current portion of notes payable to related parties	239,331	400,000	(400,000)	Note 7	239,331
Other current liabilities	5,386,811	903,523	584,568	Notes 1 and 12	6,874,902

Total current liabilities	9,798,194	3,925,495	(1,820,670)		11,903,019

Deferred taxes, net of current portion	296,784	—	—		296,784
Long term debt, net of current portion	1,923,860	—	1,500,000	Note 8	3,423,860
Note payable to related party, net of current portion	222,089	—	—		222,089
Members Units subject to redemption	—	179,414	(179,414)	Note 11	—

Total liabilities	12,240,927	4,104,909	(500,084)		15,845,752
Stockholders’ equity:
Members’ equity-voting units	—	(60,082)	60,082	Note 4	—
Common stock	19,267	—	1,190	Note 5	20,457
Additional paid-in capital	92,500,743	—	7,790,266	Note 5	100,291,009
Deferred stock compensation	(8)	—	—		(8)
Accumulated other comprehensive income (loss)	(63,139)	232,878	(232,878)	Note 4	(63,139)
Retained earnings (deficit)	(57,658,692)	—	—		(57,658,692)

Total stockholders’ equity	34,798,171	172,796	7,618,660		42,589,627

Total liabilities and stockholders’ equity	$47,039,098	$4,277,705	$7,118,576		$58,435,379

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

PERFICIENT, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

	For the nine months ended September 30, 2004

						Pro Forma				Pro Forma
	Perficient	Genisys	Meritage	Pro forma		Income	ZettaWorks	Pro Forma		Income
	(Historical)	(Historical)	(Historical)	Adjustments		Statement	(Historical)	Adjustments		Statement

Revenue
Services	$29,771,852	$2,656,359	$6,973,058	$—		$39,401,269	$13,426,453	$(1,379,358)	Note 12	$51,448,364
Software	5,793,600	—	—	—		5,793,600	—	—		$5,793,600
Reimbursed expenses	1,658,251	23,288	182,149	—		1,863,688	293,406	—		$2,157,094

Total revenue	37,223,703	2,679,647	7,155,207	—		47,058,557	13,719,859	(1,379,358)		59,399,058
Cost of revenue
Project personnel costs	17,763,263	1,784,907	4,553,303	—		24,101,473	8,583,552	(1,079,943)	Note 12	31,605,082
Software costs	4,898,381	—	—	—		4,898,381	—	—		4,898,381
Reimbursable expenses	1,658,251	12,010	182,149	—		1,852,410	293,406	—		2,145,816
Other project related costs	218,173	—	—	—		218,173	1,543,441	(196,498)	Note 12	1,565,116

Cost of revenue	24,538,068	1,796,917	4,735,452	—		31,070,437	10,420,399	(1,276,441)		40,214,395

Gross margin	12,685,635	882,730	2,419,755	—		15,988,120	3,299,460	(102,917)		19,184,663
Selling, general and administrative	7,585,858	636,939	2,411,626	—		10,634,423	3,763,693	(493,104)	Note 12	13,905,012
Depreciation	363,593	10,336	103,551	—		477,480	73,417	(4,655)	Note 12	546,242
Intangibles amortization	446,320	—	—	231,875	Note 3	678,195	—	180,000	Note 3	858,195

Income (loss) from operations	4,289,864	235,455	(95,422)	(231,875)		4,198,022	(537,650)	214,842		3,875,214
Interest income (expense), net	(80,410)	9,213	(49,823)	(55,177)	Note 8	(176,197)	(65,983)	(26,329)	Notes 8 and 12	(268,509)
Change in fair value in redeemable member units	—	—	—	—		—	304,148	(304,148)	Note 11	—
Other income (expense)	22,514	924	(383)	—		23,055	79	—		23,134

Income (loss) before income taxes	4,231,968	245,592	(145,628)	(287,052)		4,044,880	(299,406)	(115,636)		3,629,839
(Provision) benefit for income taxes	(1,655,338)	—	—	72,964	Note 9	(1,582,374)	—	161,866	Note 9	(1,420,508)

Net income (loss)	$2,576,630	$245,592	$(145,628)	$(214,088)		$2,462,506	$(299,406)	46,231		$2,209,331

Accretion of dividends on preferred stock	—	—	(589,257)	589,257	Note 10	—	—	—		—

Net income (loss) available to common stockholders	$2,576,630	$245,592	$(734,885)	$(375,169)		$2,462,506	$(299,406)	46,231		$2,209,331

Net income per share:
Basic	$0.15					$0.13				$0.11

Diluted	$0.13					$0.11				$0.10

Shares used in computing net income per share:
Basic	17,013,579	572,744	724,807	592,518	Note 6	18,903,648		1,193,179		20,096,827

Diluted	19,904,355	572,744	724,807	537,031	Note 6	21,738,937		1,193,179		22,932,116

PERFICIENT, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2003

						Pro Forma				Pro Forma
	Perficient	Genisys	Meritage	Pro forma		Income	ZettaWorks	Pro Forma		Income
	(Historical)	(Historical)	(Historical)	Adjustments		Statement	(Historical)	Adjustments		Statement

Revenue
Services	$24,534,617	$9,520,474	$18,058,737	$—		$52,113,828	$17,358,431	$(3,183,222)	Note 12	$66,289,037
Software	3,786,864	—	—	—		3,786,864	—	—		$3,786,864
Reimbursed expenses	1,870,441	42,032	411,338	—		2,323,811	516,419	—		$2,840,230

Total revenue	30,191,922	9,562,506	18,470,075	—		58,224,503	17,874,850	(3,183,222)		72,916,131
Cost of revenue
Project personnel costs	13,411,762	5,521,638	11,332,602	—		30,266,002	9,555,059	(1,722,829)	Note 12	38,098,232
Software costs	3,080,894	—	—	—		3,080,894	—	—		3,080,894
Reimbursable expenses	1,870,441	45,690	411,338	—		2,327,469	516,419	—		2,843,888
Other project related costs	453,412	—	182,192	—		635,604	2,231,353	(462,033)	Note 12	2,404,924

Cost of revenue	18,816,509	5,567,328	11,926,132	—		36,309,969	12,302,831	(2,184,862)		46,427,938

Gross margin	11,375,413	3,995,178	6,543,943	—		21,914,534	5,572,019	(998,360)		26,488,193
Selling, general and administrative	7,993,008	2,842,410	7,326,467	—		18,161,885	5,712,449	(1,190,462)	Note 12	22,683,872
Depreciation	670,436	43,685	317,299	—		1,031,420	103,829	—		1,135,249
Intangibles amortization	610,421	—	—	767,500	Note 3	1,377,921	—	440,000	Note 3	1,817,921

Income (loss) from operations	2,101,548	1,109,083	(1,099,823)	(767,500)		1,343,308	(244,259)	(247,898)		851,151
Interest income (expense), net	(282,652)	(3,755)	(144,606)	4,606	Note 8	(426,407)	(68,570)	(20,857)	Notes 8 and 12	(515,834)
Change in fair value in redeemable member units	—	—	—	—		—	(51,248)	51,248	Note 11	—
Other income (expense)	(13,459)	1,468	—	—		(11,991)	(20,797)	—		(32,788)

Income (loss) before income taxes	1,805,437	1,106,796	(1,244,429)	(762,894)		904,910	(384,874)	(217,507)		302,529
(Provision) benefit for income taxes	(755,405)	—	(1,683,288)	351,205	Note 9	(2,087,488)	—	235,492	Note 9	(1,851,996)

Net income (loss)	$1,050,032	$1,106,796	$(2,927,717)	$(411,689)		$(1,182,578)	$(384,874)	$17,985		$(1,549,467)

Accretion of dividends on preferred stock	(157,632)	—	(876,678)	876,678	Note 10	(157,632)	—	—		(157,632)

Net income (loss) available to common stockholders	$892,400	$1,106,796	$(3,804,395)	$464,989		$(1,340,210)	$(384,874)	$17,985		$(1,707,099)

Net income per share:
Basic	$0.08					$(0.09)				$(0.10)

Diluted	$0.07					$(0.09)				$(0.10)

Shares used in computing net income (loss) per share:
Basic	11,364,203	1,687,439	1,168,219	1,350,000	Note 6	15,569,861		1,193,179		16,763,040

Diluted	15,306,151	1,687,439	1,168,219	1,350,000	Note 6	15,569,861		1,193,179		16,763,040

The accompanying notes are an integral part of these pro forma consolidated financial statements.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Basis of presentation
      The accompanying unaudited pro forma statements of operations present the pro forma effects of the Genisys, Meritage and ZettaWorks acquisitions. The unaudited pro forma statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 are presented as though the acquisitions occurred on January 1, 2003. The unaudited pro forma balance sheet at September 30, 2004 is presented as though the ZettaWorks acquisition occurred on that date.

Note 1 —	Acquisitions
          ZettaWorks LLC
      The Company has recorded total consideration of approximately $11.4 million, including approximately $0.7 million in transaction costs for the ZettaWorks acquisition. The acquisition was completed on December 20, 2004. The following table shows the components of total consideration:

The consideration paid is approximately as follows:
Cash	$2,900,000
Common stock (1,193,179 shares at $6.53 per share)	7,800,000
Acquisition costs	700,000

Total consideration	$11,400,000

      In accordance with SFAS 141, Business Combinations, the total purchase consideration of approximately $11.4 million, including transaction costs of approximately $0.7 million, has been preliminarily allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition, with excess purchase consideration allocated to goodwill. Such allocation resulted in goodwill of approximately $8.1 million. Goodwill is expected to be deductible for income tax purposes.
          Meritage Technologies, Inc.
      The Company has recorded total consideration of approximately $10.4 million, including approximately $0.9 million in transaction costs for the Meritage acquisition. The acquisition was completed on June 18, 2004.
      The following table shows the components of total consideration:

The consideration paid is approximately as follows:
Cash	$2,900,000
Common stock (1,168,219 shares at $3.59 per share)	4,200,000
Acquisition costs	900,000
Debt assumed	2,400,000

Total consideration	$10,400,000

      In accordance with SFAS 141, Business Combinations, the total purchase consideration of approximately $10.4 million, including transaction costs of approximately $0.9 million, has been preliminarily allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition, with excess purchase consideration allocated to goodwill. Such allocation resulted in goodwill of approximately $7.4 million. The Company has yet to finalize the purchase price allocation pending resolution of certain contingent liabilities.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)
Management expects to finalize the purchase price allocation within twelve months from acquisition. Goodwill is assigned at the enterprise level and not expected to be deductible for income tax purposes.
          Genisys Consulting, Inc.
      The Company has recorded total consideration of approximately $8.4 million, including approximately $0.5 million in transaction costs for the Genisys acquisition. This consideration has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed according to their respective fair values, with the excess purchase consideration being allocated to goodwill at the closing of the transaction. The acquisition was completed on April 2, 2004.
      The following table shows the components of total consideration:

The consideration paid is as follows:
Cash	$1,500,000
Common stock (1,687,439 shares at $3.77 per share)	6,400,000
Stock options	400,000
Acquisition costs	500,000

Total consideration	$8,800,000

      In accordance with SFAS 141, Business Combinations, the total purchase consideration of approximately $8.8 million, including transaction costs of approximately $0.5 million, has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in goodwill of approximately $7.4 million. Goodwill is assigned at the enterprise level and not expected to be deductible for income tax purposes.

Note 2 —	Pro Forma Adjustments
          ZettaWorks LLC
      The accompanying unaudited condensed consolidated balance sheet data presents the estimated fair value of the assets acquired and liabilities assumed. The preliminary allocation of the purchase price is based on a preliminary evaluation of tangible and intangible assets acquired and liabilities assumed. The fair values of the intangible assets acquired are based on management’s estimate with assistance from an independent appraisal. The excess of purchase price over the fair value of net assets acquired (goodwill) reflects the benefits from expansion of the Company’s existing line of business and expected benefits resulting from consolidation and economies of scale.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Non-compete (5 year useful life)	$100,000
Revenue backlog (1 year useful life)	200,000
Customer relationships (5 year useful life)	1,100,000

Total intangible assets	1,400,000
Goodwill	8,100,000

Total intangible assets acquired	9,500,000
Add fair value of net tangible assets in excess of liabilities acquired, which approximates book value	1,900,000

Net assets acquired	$11,400,000

The consideration paid is approximately as follows:
Cash	$2,900,000
Common stock	7,800,000
Acquisition costs	700,000

Total consideration	$11,400,000

      The Company believes that the intangible assets acquired from ZettaWorks have useful lives of one to five years. In addition, the Company intends to continue to expand the combined company’s existing lines of business, and take advantage of synergies that exist between the Company and ZettaWorks to further strengthen existing lines of business. The Company believes that it will benefit from the acquisition for a period of at least five years and, therefore, considers the amortization periods appropriate. Using this information, the Company has made an allocation of the purchase consideration, including allocation to tangible assets and liabilities, identifiable intangible assets and goodwill.
          Meritage Technologies, Inc.
      The accompanying unaudited condensed consolidated balance sheet data presents the fair value of the assets acquired and liabilities assumed. The preliminary allocation of the purchase price is based on a preliminary evaluation of tangible and intangible assets acquired and liabilities assumed. The fair values of the intangible assets acquired are based on an independent appraisal. The excess of purchase price over the fair value of net assets acquired reflects the benefits from expansion of the Company’s existing line of business and expected benefits resulting from consolidation and economies of scale.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Non-Compete (5 year useful life)	$1,500,000
Customer relationships (5 year useful life)	300,000

Total intangible assets	1,800,000
Goodwill	7,400,000

Total assets acquired	9,200,000
Add fair value of net tangible assets in excess of liabilities acquired, which approximately book value	1,200,000

Net assets acquired	$10,400,000

The consideration paid is approximately as follows:
Cash	$2,900,000
Liabilities assumed	2,400,000
Common stock	4,200,000
Acquisition costs	900,000

Total consideration	$10,400,000

      The Company believes that the intangible assets acquired from Meritage have useful lives of five years. In addition, the Company intends to continue to expand the combined company’s existing lines of business, and take advantage of synergies that exist between the Company and Meritage to further strengthen existing lines of business. The Company believes that it will benefit from the acquisition for a period of at least five years and, therefore, considers the amortization periods appropriate. Using this information, the Company has made an allocation of the purchase consideration, including allocation to tangible assets and liabilities, identifiable intangible assets and goodwill.
Genisys Consulting, Inc.
      The accompanying unaudited condensed consolidated balance sheet data presents the fair value of the assets acquired and liabilities assumed. The allocation of the purchase price is based on an evaluation of tangible and intangible assets acquired and liabilities assumed. The fair values of the intangible assets acquired are based on an independent appraisal. The excess of purchase price over the fair value of net assets acquired reflects the benefits from expansion of the Company’s existing line of business and expected benefits resulting from consolidation and economies of scale.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Customer Relationships (8 year useful life)	$1,100,000
Non-Compete (5 year useful life)	350,000
Backlog (9 month useful life)	200,000

Total intangible assets	1,650,000
Goodwill	7,450,000

Total assets acquired	9,100,000
Less fair value of net tangible assets in excess of liabilities acquired, which approximates book value	(300,000)

Net assets acquired	$8,800,000

The consideration paid is as follows:
Cash	$1,500,000
Common stock	6,400,000
Stock options	400,000
Acquisition costs	500,000

Total consideration	$8,800,000

      Based on an independent appraisal, the Company believes that the intangible assets acquired from Genisys have useful lives of nine months to eight years. In addition, the Company intends to continue to expand the combined company’s existing lines of business, and take advantage of synergies that exist between the Company and Genisys to further strengthen existing lines of business. The Company believes that it will benefit from the acquisition for a period of at least eight years and, therefore, considers the amortization periods appropriate. Using this information, the Company has made an allocation of the purchase consideration, including allocation to tangible assets and liabilities, identifiable intangible assets and goodwill.
      The preceding unaudited pro forma condensed combined statements of operations do not include any pro forma adjustments for the following:

•	Any operating efficiencies and cost savings that may be achieved with respect to the combined companies. As a result 2003 results and the nine months ended September 30, 2004 results and these pro forma historical results are not indicative or predictive of future periods.

•	The combined companies incurred integration-related expenses as a result of the elimination of duplicate facilities and functions, operational realignment and related workforce reductions. Such costs related to the acquired companies were recognized as a liability assumed as of the acquisition date, resulting in additional goodwill, while the Company’s related costs are recognized as an expense through the statements of operations.

PERFICIENT, INC.
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

Note 3 —	Amortization of acquired intangibles is based on the estimated economic lives as outlined in Note 2 above.

Note 4 —	To record elimination of ZettaWorks members’ equity, and accumulated other comprehensive loss.

Note 5 —	Issuance of 1,193,179 shares of common stock in conjunction with the acquisition of ZettaWorks.

Note 6 —	Pro forma weighted average shares includes 800,000 shares of common stock issued by the Company during second quarter to raise proceeds for the acquisition of Meritage, and proceeds from the exercise of 550,000 warrants to fund the acquisitions.

Note 7 —	Liabilities not assumed by the Company.

Note 8 —	The Company borrowed to finance these acquisitions. The pro forma adjustment reflects the debt and the incremental interest on the debt borrowed to finance these acquisitions.

Note 9 —	Tax effects on pro forma income (loss) before income taxes.

Note 10 —	Redeemable Preferred Stock and related obligations on accretion of dividends were not assumed by the Company as part of the acquisition.

Note 11 —	To record the elimination of redeemable members’ units and changes in the values of those units which were not acquired by the Company.

Note 12 —	To record the elimination of assets and liabilities related to the Australian wholly owned subsidiary of ZettaWorks LLC which was not acquired by the Company.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth all expenses (other than underwriting discounts and commissions) payable by us in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market additional share listing fee.

SEC registration fee	$5,750
NASD filing fee	5,385
Nasdaq National Market additional share listing fee	45,000
Printing expenses	150,000
Accounting fees and expenses	200,000
Legal fees and expenses	400,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	33,865

Total	$850,000
We will bear all expenses shown above.

Item 15.	Indemnification of Directors and Officers
      Perficient, Inc. is incorporated under the laws of the State of Delaware. Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
      Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.
      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:

•	For any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Under Section 174 of the DGCL; or

•	For any transaction from which the director derived an improper personal benefit.
      Article 6 of our Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the registrant shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.
      Article 11 of our Bylaws provides that we shall indemnify, to the fullest extent permitted by the DGCL, any and all of our directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.
      We have indemnification agreements with each of our directors and executive officers.
      We maintain officers’ and directors’ liability insurance.

Item 16.	Exhibits
      The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement
2	.1††	Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc.
2	.2†††	Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage, Inc., Meritage Technologies, Inc., and Robert Honner, as Stockholder Representative
2	.3#	Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZettaWorks LLC
4	.1+	Specimen Certificate for shares of common stock
4	.2+	Warrant granted to Gilford Securities Incorporated
4	.3++	Form of Common Stock Purchase Warrant
4	.4##	Form of Common Stock Purchase Warrant
5	.1†	Opinion of Vinson & Elkins LLP
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Ernst & Young LLP
23	.3*	Consent of Grant Thornton LLP
23	.4*	Consent of BKD, LLP
23	.5†	Consent of Vinson & Elkins LLP (included in Exhibit 5.1 hereto)
24.1		Power of Attorney (included on the signature page hereto)

*	Filed herewith.

†	To be filed by Amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated by reference to this Registration Statement.

††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference.

†††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference.

#	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated by reference herein.

##	Previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on July 18, 2002 and incorporated herein by reference.

+	Previously filed with the Securities and Exchange Commission as an Exhibit to our Registration Statement on Form SB-2 (File No. 333-78337) declared effective on July 28, 1999 by the Securities and Exchange Commission and incorporated herein by reference.

++	Previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on January 17, 2002 and incorporated herein by reference.

Item 17.	Undertakings
      (a)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of

1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b)     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on March 7, 2005.

PERFICIENT, INC.

By	/s/ John T. McDonald

John T. McDonald
Chief Executive Officer
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. McDonald and Michael D. Hill, and each of them (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign on his or her behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John T. McDonald John T. McDonald	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 7, 2005

/s/ Michael D. Hill Michael D. Hill	Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2005

/s/ Ralph C. Derrickson Ralph C. Derrickson	Director	March 7, 2005

/s/ Kenneth R. Johnsen Kenneth R. Johnsen	Director	March 7, 2005

/s/ David S. Lundeen David S. Lundeen	Director	March 7, 2005

/s/ Robert E. Pickering, Jr. Robert E. Pickering, Jr.	Director	March 7, 2005

EXHIBIT INDEX

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement
2	.1††	Agreement and Plan of Merger, dated as of April 2, 2004, by and among Perficient, Inc., Perficient Genisys, Inc., Genisys Consulting, Inc. and certain shareholders of Genisys Consulting, Inc.
2	.2†††	Agreement and Plan of Merger, dated as of June 18, 2004, by and among Perficient, Inc., Perficient Meritage, Inc., Meritage Technologies, Inc., and Robert Honner, as Stockholder Representative
2	.3#	Asset Purchase Agreement, dated as of December 17, 2004, by and among Perficient, Inc., Perficient ZettaWorks, Inc. and ZettaWorks LLC
4	.1+	Specimen Certificate for shares of common stock
4	.2+	Warrant granted to Gilford Securities Incorporated
4	.3++	Form of Common Stock Purchase Warrant
4	.4##	Form of Common Stock Purchase Warrant
5	.1†	Opinion of Vinson & Elkins LLP
23	.1*	Consent of Ernst & Young LLP
23	.2*	Consent of Ernst & Young LLP
23	.3*	Consent of Grant Thornton LLP
23	.4*	Consent of BKD, LLP
23	.5†	Consent of Vinson & Elkins LLP (included in Exhibit 5.1 hereto)
24.1		Power of Attorney (included on the signature page hereto)

*	Filed herewith.

†	To be filed by Amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated by reference to this Registration Statement.

††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on April 16, 2004 and incorporated herein by reference.

†††	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on June 23, 2004 and incorporated herein by reference.

#	Previously filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated by reference herein.

##	Previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on July 18, 2002 and incorporated herein by reference.

+	Previously filed with the Securities and Exchange Commission as an Exhibit to our Registration Statement on Form SB-2 (File No. 333-78337) declared effective on July 28, 1999 by the Securities and Exchange Commission and incorporated herein by reference.

++	Previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on January 17, 2002 and incorporated herein by reference.